Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CARDINAL HEALTH, INC.,

CURE ACQUISITIONCO, LLC,

THE GI ALLIANCE HOLDINGS, LLC

and

THE REPRESENTATIVE NAMED HEREIN

Dated as of November 11, 2024

4.13	Insurance	38
4.14	Environmental Matters	38
4.15	Affiliate Transactions	39
4.16	Brokers	39
4.17	Permits; Compliance with Laws	40
4.18	Healthcare Law Matters	40
4.19	Data Privacy and Security	43
4.20	Employees	44
4.21	Sanctions Matters	46
4.22	Securities Matters	46

ARTICLE V PRE-CLOSING COVENANTS		47

5.01	Reasonable Best Efforts	47
5.02	Conduct of the Business	49
5.03	Access to Information; Contact with Business Relations	54
5.04	Exclusivity	55
5.05	Confidentiality Agreement	56
5.06	Financing Cooperation	56
5.07	LLC Agreements	61
5.08	Termination of Investor Agreements	61
5.09	Representations & Warranties Insurance	61
5.10	Credit Documentation	61
5.11	Services Agreement	62
5.12	Other Agreements	62

ARTICLE VI ADDITIONAL COVENANTS		62

6.01	Manager and Officer Liability and Indemnification	62
6.02	Employee Matters	63
6.03	Data Room	64

ARTICLE VII TAX COVENANTS		65

7.01	Tax Return Filing	65
7.02	Pre-Closing Tax Matters	65
7.03	Tax Proceedings	66
7.04	Cooperation	67
7.05	Tax Election	67
7.06	Straddle Period	67
7.07	Tax Treatment; Interim Closing of the Books	67
7.08	Tax Sharing Agreements	69
7.09	Section 280G of the Code	69
7.10	Survival	69

ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB		70

8.01	Accuracy of Representations and Warranties	70
8.02	HSR Act	70
8.03	No Adverse Proceeding	70
8.04	Compliance with Covenants	70
8.05	LLC Agreements; Holder Consents	71
8.06	Support Agreements	71
8.07	Key Employee Agreements	71
8.08	Redemptions	71
8.09	Documents	71
8.10	Material Adverse Effect	71

ARTICLE IX CONDITIONS TO THE OBLIGATIONS OF THE COMPANY		72

9.01	Accuracy of Representations and Warranties	72
9.02	HSR Act	72
9.03	No Adverse Proceeding	72
9.04	Compliance with Covenants	72
9.05	Documents	72

ARTICLE X TERMINATION		72

10.01	Termination	72
10.02	Effect of Termination	74
10.03	Termination Fee	74

ARTICLE XI GENERAL PROVISIONS		75

11.01	Survival	75
11.02	Notices	75
11.03	Entire Agreement	76
11.04	Expenses	77
11.05	Severability	77
11.06	Amendment; Waiver	77
11.07	Binding Effect; Assignment	77
11.08	Counterparts	78
11.09	Interpretation; Schedules	78
11.10	Governing Law; Interpretation	79
11.11	Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial	79
11.12	Specific Performance	81
11.13	Arm’s Length Negotiations; Drafting	81
11.14	Made Available	81
11.15	Publicity	81
11.16	Acknowledgements	81
11.17	Non-Recourse Parties	82
11.18	Representative	83

ANNEXES

Annex A	Definitions
Annex B	Calculation of Consideration Amounts

EXHIBITS

Exhibit A	Holder Consent
Exhibit B	Apollo Support Agreement
Exhibit C	Waud Support Agreement
Exhibit D	Key Employees Schedule
Exhibit E	Form of Certificate of Merger
Exhibit F	Applicable Accounting Principles
Exhibit G	Form of Paying Agent Agreement
Exhibit H-1	Form of Joinder and Payment Instruction Letter
Exhibit H-2	Form of Letter of Transmittal
Exhibit I	Form of Buyer Closing Certificate
Exhibit J	Form of Company Closing Certificate
Exhibit K-1	Form of Certificate of Non-USRPI Status
Exhibit K-2	Form of Certification under Treas. Reg. § 1.1446(f)-2(b)(4)
Exhibit L	Form of Acquisition A&R LLC Agreement
Exhibit M	Form of Intermediate A&R LLC Agreement
Exhibit N	Revolver Term Sheet
Exhibit O	Summary of Principal Terms of the Management Cash Incentive Plan
Exhibit P	Form of Company A&R LLC Agreement
Exhibit Q	Form of Escrow Agreement
Exhibit R	Form of Services Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of November 11, 2024, by and among Cardinal Health, Inc., an Ohio corporation (“Buyer”), Cure Acquisitionco, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Buyer (“Merger Sub”), The GI Alliance Holdings, LLC, a Delaware limited liability company (the “Company”), and, solely in his capacity as representative as set forth in this Agreement, James Weber, M.D. (“Representative”). Capitalized terms used but not otherwise defined herein have the meanings set forth on Annex A. Buyer, Merger Sub, the Company and, solely for purposes of Articles I, II, VII and XI, the Representative, are sometimes referred to herein collectively as the “Parties” or individually as a “Party.”

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Act, the Parties desire that, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, in connection with the Merger and the other Transactions, the Parties desire that, immediately prior to the Effective Time, (a) all of the Equity Interests of the Company and GIA Intermediate held by the Apollo Holders and the Waud Holders and (b) all of the Profits Interest Units be redeemed or forfeited in accordance with the terms of this Agreement;

WHEREAS, the board of managers of the Company has unanimously (a) determined that it is in the best interests of the Company and the holders of its Equity Interests for the Company to enter into this Agreement and the other applicable Transaction Documents and to consummate the Transactions upon the terms and subject to the conditions set forth herein and therein and (b) approved the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation of the Transactions, upon the terms and subject to the conditions set forth herein and therein;

WHEREAS, in connection with, and to facilitate, the Merger, the compensation committee of the board of managers of the Company approved the acceleration of the vesting provisions of certain performance-based Profits Interest Units pursuant to and as permitted by the Existing Company LLC Agreement, and The GI Alliance Holdings, LLC Equity Incentive Plan;

WHEREAS, the board of managers of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub and the holders of its Equity Interests for Merger Sub to enter into this Agreement and the other applicable Transaction Documents and to consummate the Transactions upon the terms and subject to the conditions set forth herein and therein and (b) approved the execution, delivery and performance by Merger Sub of this Agreement and the other Transaction Documents and the consummation of the Transactions, upon the terms and subject to the conditions set forth herein and therein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Buyer and Merger Sub to enter into this Agreement, the Company is delivering to Buyer a copy of the affirmative consent, attached hereto as Exhibit A (the “Holder Consent”), of the holders of at least a majority of the outstanding (a) Common Units, (b) Profits Interest Units and (c) Common Units (excluding the Apollo Common Units), consenting to and approving this Agreement and the Transactions;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Buyer and Merger Sub to enter into this Agreement, (a) the Apollo Holders are entering into that certain support agreement with Buyer, attached hereto as Exhibit B (the “Apollo Support Agreement”), and (b) the Waud Holders are entering into that certain support agreement with Buyer, attached hereto as Exhibit C (the “Waud Support Agreement”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Buyer and Merger Sub to enter into this Agreement, each of the individuals set forth on Exhibit D hereto (each, a “Key Employee”) is entering into a restrictive covenant agreement or waiver letter agreement with the Company or an Affiliate thereof, in each case as specified on Exhibit D hereto and in form and substance reasonably satisfactory to Buyer, to be effective as of the Closing (collectively, the “Key Employee Agreements”); and

WHEREAS, each of Buyer, Merger Sub and the Company desires to make certain representations, warranties, covenants and other agreements in connection with the Transactions and to establish various conditions to the consummation of the Transactions.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and other agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE TRANSACTIONS

1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Act, at the Effective Time, Merger Sub will merge with and into the Company, with (a) the separate limited liability company existence of Merger Sub thereupon ceasing and (b) the Company continuing its limited liability company existence under the Act as the surviving company in the Merger (sometimes referred to herein as the “Surviving Company”).

1.02 Filing of Merger Certificate; Effective Time. (a) At the Closing, the Company shall execute a certificate of merger substantially in the form attached hereto as Exhibit E (the “Certificate of Merger”) in accordance with the relevant provisions of the Act, and (b) the Company shall cause such executed Certificate of Merger to be filed with the Secretary of State of the State of Delaware (the “Secretary”) substantially concurrently with the Closing in accordance with the relevant provisions of the Act. The Merger will be effective at such time as the Certificate of Merger is duly filed with the Secretary or at such later time as may be agreed in writing by Buyer and the Company and specified in the Certificate of Merger in accordance with the Act (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.03 Effect of the Merger.

(a) Effects; Further Assurances. The Merger will have the effects provided in this Agreement and in the applicable provisions of the Act. If, at any time after the Effective Time, the Surviving Company determines that any further documents or acts are necessary to vest in the Surviving Company the title to any properties, rights, privileges, powers or franchises of Merger Sub acquired in the Merger, the Surviving Company and its officers and managers shall execute and deliver all such documents and do all such acts, and the officers and managers of the Surviving Company are fully authorized in the name of Merger Sub.

(b) Certificate of Formation. At the Effective Time, the certificate of formation of the Company as in effect immediately prior to the Effective Time, without any amendments thereto, shall be the certificate of formation of the Surviving Company, until such certificate of formation is thereafter amended in accordance with the limited liability company agreement of the Surviving Company and Law.

(c) Limited Liability Company Agreement. At the Effective Time, by operation of Law and without any further action by any Person, the Company A&R LLC Agreement shall be the new limited liability company agreement of the Surviving Company until such limited liability company agreement is thereafter amended in accordance with the terms thereof and Law.

(d) Managers. At the Effective Time, the managers set forth in the Company A&R LLC Agreement (the “New Managers”) shall be the managers of the Surviving Company until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company or as otherwise provided by Law. In furtherance of the foregoing, the Company shall take all necessary action to cause a letter of resignation to be obtained from each of the managers of the Company who is not a New Manager, which resignation shall be conditioned upon, and effective as of, the Effective Time.

(e) Officers. The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company or as otherwise provided by Law.

1.04 Treatment of Equity Interests; Deferred Compensation.

(a) The Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the Equity Interests described below:

(i) Merger Sub Equity Interests. The limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall in the aggregate be automatically converted into and become such number of newly issued and fully paid Common Units of the Surviving Company as will be equal to the Applicable Percentage of the number of Units (as defined in the Company A&R LLC Agreement) of the Surviving Company issued and outstanding, on a fully diluted basis (including in such determination Common Units and any Equity Interests convertible into or exercisable or exchangeable for Units (as defined in the Company A&R LLC Agreement)), immediately after the Effective Time, rounded up to the nearest whole Common Unit (such newly issued Common Units, the “Cardinal Common Units”).

(ii) Common Units. Each Common Unit issued and outstanding immediately prior to the Effective Time (other than, for the avoidance of doubt, the Apollo Common Units, which are redeemed in accordance with Section 1.04(d)) will remain outstanding as a Common Unit of the Surviving Company, and, in addition to retaining such Common Unit, the holder thereof shall be entitled to receive in respect of such Common Unit, subject to the execution and delivery of a Joinder and Payment Instruction Letter by such holder and the terms and conditions set forth therein, (A) an amount in cash, without interest, equal to the Closing Common Per Unit Cash Consideration less the portion of the Special Escrow Amount apportioned thereto in accordance with Section 1.10(a) plus (B) any amounts payable in respect of such Common Unit pursuant to Section 1.08 or Section 1.10(b). All Common Units retained as provided above shall remain subject to all applicable vesting, forfeiture and repurchase obligations and other terms and conditions applicable to such Common Units, including the terms and conditions set forth in the Company A&R LLC Agreement.

(b) Profits Interest Units. The Company shall, immediately prior to the Effective Time, (i) cause the redemption of each Profits Interest Unit that would vest as of the Effective Time (the “Profits Interest Redemption”) for, subject to the execution and delivery of a Letter of Transmittal by such holder and the terms and conditions set forth therein, (A) an amount in cash, without interest, equal to the applicable Closing Per Unit Profits Interest Amount in respect of such Profits Interest Unit less the portion of the Special Escrow Amount apportioned thereto in accordance with Section 1.10(a) plus (B) any amounts payable in respect of such Profits Interest Unit pursuant to Section 1.08 or Section 1.10(b), (ii) cause the forfeiture of all Profits Interest Units that would not vest as of the Effective Time and (iii) take all necessary action to cause such Profits Interest Units to be cancelled, retired and eliminated from the Equity Interests of the Company immediately prior to the Effective Time. In connection with the Profits Interest Redemption, the Company shall (A) provide to Buyer, at or prior to the Closing, all documents relevant for the satisfaction of the requirements described in this Section 1.04(b), (B) consult with Buyer and provide Buyer and its counsel with a reasonable opportunity to review any documents related to such Profits Interest Redemption, (C) incorporate Buyer’s reasonable comments on such documents and (D) take all actions relating to such Profits Interest Redemption in compliance with Law. As of completion of the Profits Interest Redemption (which shall be deemed completed as of immediately prior to the Effective Time, without regard to when the payments contemplated by this Section 1.04(b) are made), the holders of Profits Interest Units shall cease to have any rights with respect to their respective Profits Interest Units, except the right to receive the consideration set forth in this Section 1.04(b).

(c) Preferred Unit Redemption. The Company shall (i) contribute to GIA Intermediate an amount of cash necessary to effectuate the Preferred Redemption, (ii) immediately thereafter, cause GIA Intermediate to redeem all Preferred Units effective immediately prior to the Effective Time for a payment in cash at the Closing in an amount per Preferred Unit equal to the Preferred Unit Redemption Amount as of the Closing Date (the “Preferred Redemption”) and (iii) cause GIA Intermediate to take all necessary action to cause such Preferred Units to be cancelled, retired and eliminated from the Equity Interests of GIA Intermediate immediately prior to the Effective Time. In connection with the Preferred Redemption, the Company shall, and shall cause GIA Intermediate to, (A) provide to Buyer, at or prior to the Closing, all documents relevant for the satisfaction of the requirements described in this Section 1.04(c), (B) consult with Buyer and provide Buyer and its counsel with a reasonable opportunity to review any documents related to such Preferred Redemption, (C) incorporate Buyer’s reasonable comments on such documents and (D) take all actions relating to such Preferred Redemption in compliance with Law. As of completion of the Preferred Redemption, the holders of Preferred Units shall cease to have any rights with respect to their respective Preferred Units, except the right to receive the consideration set forth in this Section 1.04(c).

(d) Apollo Common Unit and Warrant Unit Redemption. The Company shall (i) cause the redemption of all Apollo Common Units and Warrant Units effective immediately prior to the Effective Time for (A) a payment in cash, without interest, at the Closing in an amount per Apollo Common Unit or Warrant Unit, as applicable, equal to the Closing Per Unit Common Equity Amount less the portion of the Special Escrow Amount apportioned to such Apollo Common Unit or Warrant Unit, as applicable, in accordance with Section 1.10(a), plus (B) any amounts payable in respect of such Apollo Common Unit or Warrant Unit, as applicable, pursuant to Section 1.08 or Section 1.10(b) (the “Common and Warrant Redemption”) and (ii) take all necessary action to cause such Apollo Common Units and Warrant Units to be cancelled, retired and eliminated from the Equity Interests of the Company immediately prior to the Effective Time. In connection with the Common and Warrant Redemption, the Company shall (1) provide to Buyer, at or prior to the Closing, all documents relevant for the satisfaction of the requirements described in this Section 1.04(d), (2) consult with Buyer and provide Buyer and its counsel with a reasonable opportunity to review any documents related to such Common and Warrant Redemption, (3) incorporate Buyer’s reasonable comments on such documents and (4) take all actions relating to such Common and Warrant Redemption in compliance with Law. As of completion of the Common and Warrant Redemption, the holders of Apollo Common Units and Warrant Units shall cease to have any rights with respect to their respective Apollo Common Units and Warrant Units, except the right to receive the consideration set forth in this Section 1.04(d).

(e) Deferred Compensation.

(i) Substantially concurrently with the Preferred Redemption, (A) the Company shall contribute to GIA Intermediate an amount of cash equal to the Waud Blocker Deferred Compensation Amount determined as of immediately prior to the Closing and (B) immediately thereafter, the Company shall cause GIA Intermediate to pay to Waud Blocker in cash the Waud Blocker Deferred Compensation Amount determined as of immediately prior to the Closing, with such payment to be made pursuant to Section 1.06(b)(iii) below.

(ii) Substantially concurrently with the Preferred Redemption, (A) the Company shall contribute to GIA Intermediate an amount of cash equal to the Waud Deferred Compensation Amount determined as of immediately prior to the Closing and (B) immediately thereafter, the Company shall cause GIA Intermediate to pay to Waud GI Alliance in cash the Waud Deferred Compensation Amount determined as of immediately prior to the Closing, with such payment to be made pursuant to Section 1.06(b)(iv) below.

(iii) In connection with the payment of the Waud Blocker Deferred Compensation Amount and the Waud Deferred Compensation Amount, the Company shall, and shall cause GIA Intermediate to, (A) provide to Buyer, at or prior to the Closing, all documents relevant for the satisfaction of the requirements described in this Section 1.04(e), (B) consult with Buyer and provide Buyer and its counsel with a reasonable opportunity to review any documents related to the payment of such amounts, (C) incorporate Buyer’s reasonable comments on such documents and (D) take all actions relating to such payments in compliance with Law. As of completion of (1) the payment of the Waud Blocker Deferred Compensation Amount pursuant to Section 1.04(e)(i), Waud Blocker shall cease to have any rights to any future payments pursuant to Article III of the Waud Blocker Rollover Agreement and shall have no other rights with respect to the Waud Aggregator Deferred Compensation (as defined in the Waud Blocker Rollover Agreement) and (2) the payment of the Waud Deferred Compensation Amount pursuant to Section 1.04(e)(ii), Waud GI Alliance shall cease to have any rights to any future payments pursuant to Article III of the Waud Rollover Agreement and shall have no other rights with respect to the Waud Aggregator Deferred Compensation (as defined in the Waud Rollover Agreement).

1.05 Pre-Closing Cash Consideration Estimate. At least five (5) Business Days prior to the Closing, the Company will prepare and deliver to Buyer (a) an estimated unaudited balance sheet of the Company and its Subsidiaries and Consolidated Managed Practices as of the Adjustment Calculation Time (the “Estimated Closing Balance Sheet”), and (b) a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Company’s calculation of (i) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (ii) the estimated Closing Cash (the “Estimated Closing Cash”), (iii) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) the estimated Transaction Expenses (the “Estimated Transaction Expenses”), (v) the applicable Preferred Unit Redemption Amount and the Aggregate Preferred Redemption Amount, (vi) the Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and the Waud Deferred Compensation Amount as of immediately prior to the Closing, (vii) the resulting Estimated Aggregate Common Equity Value, as derived from the foregoing, (viii) the payment payable at the Closing to each holder of Common Units in accordance with Section 1.04(a)(ii), (ix) the payment payable at the Closing to each holder of Profits Interest Units in accordance with Section 1.04(b), (x) the payment payable at the Closing to each holder of Preferred Units in accordance with Section 1.04(c) and (xi) the payment payable at the Closing to each holder of Apollo Common Units or Warrant Units, as applicable, in accordance with Section 1.04(d). The Estimated Closing Balance Sheet and the Estimated Closing Statement will be prepared, and the Estimated Closing Net Working Capital, the Estimated Closing Cash, the Estimated Closing Indebtedness, the Estimated Transaction Expenses, the Aggregate Preferred Redemption Amount, the Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and the Waud Deferred Compensation Amount as of immediately prior to the Closing will be determined, in each case, in good faith, in accordance with the definitions set forth in this Agreement, and with respect to Net Working Capital, in a format consistent with the sample calculation set forth on Exhibit F hereto. Following the delivery of the Estimated Closing Balance Sheet and the Estimated Closing Statement, and without limiting the rights set forth in Section 5.03, the Company shall provide Buyer and its Advisors with reasonable supporting documentation for the calculations included therein and make the relevant books, records (including schedules, memoranda and other documents) and personnel of the Company and its Subsidiaries and Consolidated Managed Practices reasonably available to Buyer and its Advisors in connection therewith and consider in good faith any comments or proposed modifications from Buyer with respect to such amounts and calculations.

1.06 Closing Payments.

(a) At the Closing, Buyer will, or will cause Merger Sub to, deposit with the Paying Agent (i) the aggregate cash amount payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii) and (ii) the aggregate cash amount payable at the Closing to holders of Profits Interest Units entitled to such payment pursuant to Section 1.04(b), in each case of the foregoing clauses (i) and (ii), by wire transfer of immediately available funds to the account designated by the Paying Agent no later than two (2) Business Days prior to the Closing Date.

(b) At the Closing, Buyer will pay, or will cause Merger Sub to pay, (i) to each holder of Preferred Units, on behalf of GIA Intermediate, the amount payable by GIA Intermediate to such holder at the Closing in accordance with Section 1.04(c), (ii) to each holder of Apollo Common Units or Warrant Units, the amount payable to such holder at the Closing in accordance with Section 1.04(d), (iii) to Waud Blocker, on behalf of GIA Intermediate, the amount payable by GIA Intermediate to Waud Blocker at the Closing in accordance with Section 1.04(e)(i) and (iv) to Waud GI Alliance, on behalf of GIA Intermediate, the amount payable by GIA Intermediate to Waud GI Alliance at the Closing in accordance with Section 1.04(e)(ii).

(c) At the Closing, Buyer will, or will cause Merger Sub to, (i) deliver the Escrow Deposit Amount to the Escrow Agent by wire transfer of immediately available funds to a separate escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the “Adjustment Escrow Account”) and established pursuant to the terms of the Escrow Agreement and (ii) deliver the Special Escrow Amount to the Escrow Agent by wire transfer of immediately available funds to a separate escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the “Special Escrow Account”) and established pursuant to the terms of the Escrow Agreement. The Adjustment Escrow Account and the Special Escrow Account will each be maintained separately in accordance with the terms of the Escrow Agreement. All fees and expenses of the Escrow Agent shall be borne fifty percent (50%) by Buyer and fifty percent (50%) as a Transaction Expense.

(d) At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries and Consolidated Managed Practices, all Estimated Transaction Expenses to such Persons as they are owed, in the amounts set forth in the Estimated Closing Statement and pursuant to final invoices and wire instructions provided to Buyer by the Company with the delivery of the calculation of the Estimated Closing Statement.

(e) At the Closing, Buyer will deliver or cause to be delivered, on behalf of the Company and its Subsidiaries, the amounts set forth in the fully executed payoff letter in respect of Indebtedness under the Credit Agreement to the account(s) designated by the administrative agent in such payoff letter (the “Payoff Letter”).

(f) In accordance with the paying agent agreement to be dated as of the Closing Date and substantially in the form attached hereto as Exhibit G, subject to any changes proposed by the Paying Agent that are reasonably acceptable to Buyer, the Company and the Representative (the “Paying Agent Agreement”), the Paying Agent will act as agent for (i) the holders of Common Units in delivering to each such holder its respective payment or payments pursuant to Section 1.04(a)(ii), including any payments pursuant to Section 1.08, (ii) the holders of Profits Interest Units entitled to payment pursuant to Section 1.04(b), in delivering to each such holder its respective payment or payments pursuant to Section 1.04(b), including any payments pursuant to Section 1.08 and (iii) holders of Apollo Common Units and Warrant Units in delivering to each such holder any amounts owed to such holder pursuant to Section 1.08. At or as promptly as practicable after the Effective Time, (A) upon delivery by a holder of Common Units of a duly executed joinder and payment instruction letter substantially in the form attached hereto as Exhibit H-1 (the “Joinder and Payment Instruction Letter”) to the Paying Agent, the Paying Agent will pay each such holder the payment or payments to which such holder is then entitled under this Agreement and (B) upon delivery by a holder of Profits Interests Units entitled to payment pursuant to Section 1.04(b) of a duly executed letter of transmittal substantially in the form attached hereto as Exhibit H-2 (the “Letter of Transmittal”) to the Paying Agent, the Paying Agent will pay each such holder the payment or payments to which such holder is then entitled under this Agreement. All fees and expenses of the Paying Agent shall be borne fifty percent (50%) by Buyer and fifty percent (50%) as a Transaction Expense.

(g) At any time that is more than twelve (12) months after the Effective Time, Buyer and the Representative shall execute and deliver to the Paying Agent an instruction to pay over to the Surviving Company any amount (including any earnings thereon) that had been delivered to the Paying Agent and that has not been disbursed as of such twelve (12)-month anniversary. After the Paying Agent makes such payments to the Surviving Company, all holders of Common Units, Profits Interest Units, Apollo Common Units and Warrant Units, as applicable, will be entitled to look only to the Surviving Company (subject to any applicable abandoned property, escheat and other similar Laws) as general creditors thereof with respect to any cash payable pursuant to this Agreement, and the Paying Agent will have no further obligation in its capacity as such to make any such payments. None of the Surviving Company, Buyer, Merger Sub, the Representative or the Paying Agent will be liable to any Person in respect of amounts paid to a public official to the extent required under any applicable abandoned property, escheat or similar Law.

1.07 Post-Closing Cash Consideration Adjustment.

(a) Buyer will prepare and deliver to the Representative within one hundred twenty (120) days after the Closing Date (i) an unaudited balance sheet of the Company and its Subsidiaries and Consolidated Managed Practices as of the Adjustment Calculation Time (the “Closing Balance Sheet”) and (ii) a written statement (the “Closing Statement”) setting forth in reasonable detail Buyer’s calculation of (A) Closing Net Working Capital, (B) Closing Cash,

(C) Closing Indebtedness, (D) the Transaction Expenses, (E) the applicable Preferred Unit Redemption Amount and the Aggregate Preferred Redemption Amount, (F) the Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and the Waud Deferred Compensation Amount as of immediately prior to the Closing, (G) the resulting Adjusted Aggregate Common Equity Value, as derived from the foregoing, and (H) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts on the Estimated Closing Statement. The Closing Balance Sheet and Closing Statement will be prepared, and Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses, the Aggregate Preferred Redemption Amount, the Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and the Waud Deferred Compensation Amount as of immediately prior to the Closing will be determined, in each case, in good faith, in accordance with the definitions set forth in this Agreement, and with respect to Net Working Capital, in a format consistent with the sample calculation set forth on Exhibit F hereto. Subject to the terms and conditions of this Agreement, including the Applicable Accounting Principles, the calculations and determinations contained in the Estimated Closing Balance Sheet, the Estimated Closing Statement, the Closing Balance Sheet and the Closing Statement shall be based on facts and circumstances as they exist as of the Closing, provided that the consideration of subsequent events in accordance with the Applicable Accounting Principles and the terms and conditions of this Agreement shall be permitted. Following Buyer’s delivery of the Closing Balance Sheet and Closing Statement, and upon request, Buyer, with respect to the Company and its Subsidiaries and Consolidated Managed Practices, shall promptly provide the Representative and its Advisors with reasonable supporting documentation for the calculations included therein and make the relevant books, records (including schedules, memoranda and other documents) and personnel of the Company and its Subsidiaries and Consolidated Managed Practices reasonably available to the Representative and its Advisors to the extent relevant to their review of the Closing Balance Sheet and the Closing Statement, and shall use reasonable best efforts to cause the personnel of the Company and its Subsidiaries to reasonably cooperate with the Representative and its Advisors in connection therewith and consider in good faith any reasonable comments or proposed modifications from the Representative and its Advisors with respect to such amounts and calculations.

(b) If the Representative does not give written notice of any dispute, specifying in reasonable detail the nature and basis for such dispute and the Representative’s alternative calculation of each disputed item, together with reasonable supporting documentation (a “Notice of Disagreement,” and each such disputed item set forth therein, a “Disputed Item”), to Buyer within forty-five (45) days of receiving the Closing Balance Sheet and the Closing Statement, the Closing Balance Sheet and the Closing Statement (including the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses, Aggregate Preferred Redemption Amount, Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and Waud Deferred Compensation Amount as of immediately prior to the Closing) shall be deemed to be final for purposes of determining the Adjusted Aggregate Common Equity Value. Prior to the end of such forty-five (45)-day period, the Representative may accept the Closing Balance Sheet and the Closing Statement by delivering written notice to that effect to Buyer, in which case the Adjusted Aggregate Common Equity Value will be finally determined when such notice is given. If the Representative gives a Notice of Disagreement to Buyer within such forty-five (45)-day period, Buyer and the Representative shall use reasonable best efforts to resolve the dispute during the thirty (30)-day period commencing on the date that Buyer receives the Notice of Disagreement from the Representative, and any items or amounts that are not set forth as Disputed Items in such Notice of Disagreement shall be final and binding on the Representative and Buyer. If the Representative and Buyer do not agree in writing upon a final resolution with respect to any Disputed Items set forth in such Notice of Disagreement within such thirty (30)-day period (or such longer period as may be mutually agreed by Buyer and the Representative for any reason), then the remaining Disputed Items shall be submitted to Deloitte, or, if such firm declines to be retained to resolve the dispute, another internationally recognized, independent accounting firm reasonably acceptable to Buyer and the Representative (or, in the event Buyer and the Representative cannot agree on such accounting firm, an internationally recognized, independent accounting firm appointed by the American Arbitration Association) (in either case, the “Accounting Firm”). Each of Buyer, on the one hand, and the Representative, on the other hand, shall promptly (and in any event no more than ten (10) Business Days after engagement of such Accounting Firm) provide their assertions and details regarding such Disputed Items in writing to the Accounting Firm and substantially simultaneously to each other. Within ten (10) Business Days after the expiration of such ten (10)-Business Day period, each of Buyer, on the one hand, and the Representative, on the other hand, may deliver to the Accounting Firm its response to the other Party’s position on each Disputed Item, provided that it delivers a copy thereof substantially simultaneously to the other Party. The failure of Buyer or the Representative to furnish a written submission of the Disputed Item to the Accounting Firm or to furnish a response to the other Party’s initial written submission shall constitute a waiver of such Party’s right to submit the same to the Accounting Firm. The Accounting Firm shall be requested to render a determination of the applicable dispute within thirty (30) days after engagement of such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor; provided that the failure of the Accounting Firm to deliver its determination within such time period shall not constitute a defense or objection to the finality or enforcement of such determination. Neither Buyer nor the Representative nor any of their respective representatives shall participate in any ex parte communications with the Accounting Firm without the other Party’s written consent, nor shall either such Party make any further submissions to the Accounting Firm unless agreed in writing between Buyer and the Representative. Neither Buyer nor the Representative nor any of their respective Affiliates or any representatives of the foregoing may disclose to the Accounting Firm, and the Accounting Firm may not consider for any purpose, any settlement discussions or settlement offer made by or on behalf of either Buyer or the Representative, unless otherwise agreed in writing by Buyer and the Representative. The Accounting Firm’s review and determination shall be limited solely to resolving the remaining Disputed Items based upon the information provided by Buyer and the Representative (i.e., not on the basis of an independent review), and in resolving such Disputed Items, the Accounting Firm shall (i) be bound by the provisions of this Section 1.07 and the other terms of this Agreement, including the definitions set forth herein, (ii) assign a single value to each item, and may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Buyer or the Representative in the Closing Balance Sheet, the Closing Statement and Notice of Disagreement, as applicable, and (iii) limit its decision with respect to any Disputed Item to whether such Disputed Item was determined in accordance with this Agreement and limit any adjustments to only those that are necessary to correct any mathematical error in the calculation of such Disputed Item or for the Closing Balance Sheet or the Closing Statement to comply with the provisions of this Agreement. Such determination of the Accounting Firm shall be conclusive and binding upon the Parties absent manifest error or fraud.

The Closing Balance Sheet and the Closing Statement shall be revised as appropriate to reflect the resolution or deemed resolution of any objections thereto pursuant to this Section 1.07(b) and, as so revised, such Closing Balance Sheet and Closing Statement shall be deemed to set forth the final Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses, Aggregate Preferred Redemption Amount, Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and Waud Deferred Compensation Amount as of immediately prior to the Closing (and, accordingly, the resulting Adjusted Aggregate Common Equity Value), in each case, for all purposes hereunder (including the determination of any Excess Amount or Adjustment Amount) absent manifest error or fraud. The Accounting Firm shall act solely as an accounting and Tax expert and not as an arbitrator or legal expert. The latest date on which the Closing Balance Sheet and the Closing Statement (including the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses, Aggregate Preferred Redemption Amount, Waud Blocker Deferred Compensation Amount as of immediately prior to the Closing and Waud Deferred Compensation Amount as of immediately prior to the Closing) are deemed final pursuant to this Section 1.07(b), are agreed upon by Buyer and the Representative pursuant to this Section 1.07(b) or are determined by the Accounting Firm in accordance with this Section 1.07(b) is referred to as the “Settlement Date.”

(c) All fees and expenses of the Accounting Firm relating to the work, if any, to be performed by the Accounting Firm hereunder shall be borne in inverse proportion to the relative extent to which Buyer, on the one hand, and the Representative, on the other hand, prevail on the disagreements resolved by the Accounting Firm, which proportionate allocation shall be determined by the Accounting Firm; provided that any initial engagement fees of the Accounting Firm shall initially be shared equally between Buyer and the Representative. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the Party incurring such cost and expense. By way of illustration of the methodology for the proportionate allocation described in this Section 1.07(c), if (i) the Notice of Disagreement delivered by the Representative assigns values to Disputed Items such that it would result in a $1,000,000 net payment from Buyer to the Representative, (ii) Buyer maintains that the amounts in the Closing Balance Sheet and the Closing Statement are correct and (iii) the Accounting Firm’s final resolution of the Disputed Items is that the Closing Balance Sheet and the Closing Statement prepared by Buyer are increased by $600,000 (i.e., sixty percent (60%) of the amount in dispute is resolved in favor of the Representative), then forty percent (40%) of such fees and expenses of the Accounting Firm shall be paid by the Representative and Buyer shall be responsible for sixty percent (60%) of such fees and expenses of the Accounting Firm.

(d) The Estimated Closing Balance Sheet, the Estimated Closing Statement, the Closing Balance Sheet and the Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with the terms and conditions of this Agreement, including the definitions set forth herein, and with respect to Net Working Capital, in a format consistent with the sample calculation set forth on Exhibit F hereto.

(e) If the Estimated Aggregate Common Equity Value is equal to or exceeds the Adjusted Aggregate Common Equity Value, then within three (3) Business Days after the Settlement Date, Buyer and the Representative will deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to: (i) if the Excess Amount is equal to or exceeds the Adjustment Escrow Funds, disburse to Buyer the entire Adjustment Escrow Funds or (ii) if the Excess Amount is less than the Adjustment Escrow Funds (such difference, the “Escrow Excess Amount”), disburse (A) to Buyer, a portion of the Adjustment Escrow Funds equal to the Excess Amount and (B) to the Paying Agent, the Escrow Excess Amount (with such amounts received by the Paying Agent pursuant to this clause (B) to be paid by the Paying Agent in accordance with Section 1.08).

(f) If the Adjusted Aggregate Common Equity Value exceeds the Estimated Aggregate Common Equity Value, then within three (3) Business Days after the Settlement Date, (i) Buyer will pay or cause to be paid, by wire transfer or delivery of immediately available funds, to the Paying Agent an amount equal to the Adjustment Amount, and (ii) Buyer and the Representative will deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the entire Adjustment Escrow Funds to the Paying Agent (with such amounts received by the Paying Agent pursuant to this Section 1.07(f) to be paid by the Paying Agent in accordance with Section 1.08).

1.08 Additional Consideration. Within ten (10) Business Days of the payment of any Additional Cash Consideration Amount to the Paying Agent, the Representative will (a) determine in good faith the appropriate amount of the Additional Cash Consideration that shall be payable in respect of each Common Unit, Profits Interest Unit, Apollo Common Unit and Warrant Unit, taking into account any amounts previously paid pursuant to Section 1.04 in respect of such Common Unit, Profits Interest Unit, Apollo Common Unit or Warrant Unit, as applicable, any applicable Participation Threshold and any re-apportionment of the Special Escrow Amount (as determined in good faith by the Representative), (b) notify the Paying Agent and the Surviving Company of the amount, if any, of the Additional Cash Consideration Amount, as so determined, to be distributed in respect of each Common Unit, Profits Interest Unit, Apollo Common Unit and Warrant Unit, as applicable, pursuant to the applicable provision of Section 1.04 and (c) deliver irrevocable written instructions to the Paying Agent to pay such amounts to the holders of the applicable Common Units, Profits Interest Units, Apollo Common Units and Warrant Units as specified in such instructions. The Paying Agent will distribute such amounts in accordance with the irrevocable written instructions so received from the Representative. None of the Escrow Agent, the Paying Agent, the Surviving Company, Buyer, Merger Sub or any of their Affiliates will have any liability or obligation to any holder of Common Units, Profits Interest Units, Apollo Common Units or Warrant Units, the Representative or any other Person for any distribution made or not made in accordance with the instructions of the Representative pursuant to this Section 1.08. The Parties agree that any payment made pursuant to this Section 1.08 shall be treated for Tax purposes as an adjustment to the consideration paid by Buyer to (i) holders of Common Units pursuant to the Merger, in the case of any such distributions in respect of Common Units, (ii) holders of Profits Interest Units pursuant to the Profits Interest Redemption, in the case of any such distributions in respect of Profits Interest Units and (iii) holders of Apollo Common Units and Warrant Units pursuant to the Common and Warrant Redemption, in the case of any such distributions in respect of Apollo Common Units or Warrant Units, as applicable, unless otherwise required by Law.

1.09 Withholding Rights.

(a) Each of GIA Intermediate, Buyer, Merger Sub, the Company and the Paying Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement, such amounts as Buyer determines are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement, the Existing Company LLC Agreement and the Existing Intermediate LLC Agreement, as applicable, as having been paid to the Person in respect of whom such deduction and withholding was made.

(b) In connection with (i) the redemption of Apollo Common Units pursuant to the Common and Warrant Redemption and (ii) the payment of the Closing Common Per Unit Cash Consideration and any additional amounts pursuant to Section 1.04(a)(ii), Section 1.08 or Section 1.10(b) to holders of Common Units (other than Apollo Common Units) in the Merger, the Company shall take actions to satisfy, or cause to be satisfied, all Tax withholding and related requirements in the Joinder and Payment Instruction Letter.

(c) In connection with the Profits Interest Redemption, the Company shall take actions to satisfy, or cause to be satisfied, all Tax withholding and related requirements in the Letter of Transmittal; provided that, for the avoidance of doubt, there shall be no employment related income, payroll or similar Tax withholding applied to any Closing Per Unit Profits Interest Amount or any additional amounts payable pursuant to Section 1.04(b), Section 1.08 or Section 1.10(b) in respect of any Profits Interest Units.

(d) In connection with (i) the Preferred Redemption and (ii) the redemption of Warrants in the Common and Warrant Redemption, the Company shall take actions to satisfy, or cause to be satisfied, all Tax withholding and related requirements in the Apollo Support Agreement and the Waud Support Agreement.

1.10 Special Escrow.

(a) The portion of the Special Escrow Amount apportioned to each Common Unit, Profits Interest Unit, Apollo Common Unit and Warrant Unit for purposes of determining the amount of cash payable at the Closing in respect thereof in accordance with Section 1.04(a)(ii), Section 1.04(b) or Section 1.04(d), as applicable, shall be determined by the Representative in good faith, taking into account any applicable Participation Thresholds; provided that, with respect to Apollo Common Units and Warrant Units, such portion shall not exceed the quotient obtained by dividing (i) the Aggregate Apollo Unit/Warrant Unit Special Escrow Amount by (ii) the sum of the number of Apollo Common Units and the number of Warrant Units; provided, further, that, with respect to Common Units and Profits Interest Units, such portion shall not exceed the cash amount otherwise payable at the Closing pursuant to Section 1.04(a)(ii) or Section 1.04(b), as applicable, in respect of such Common Unit or Profits Interest Unit. The aggregate of the amounts so apportioned by the Representative shall not be less than the Special Escrow Amount.

(b) There shall be no release of any portion of the Special Escrow Fund to the Paying Agent until either the Adjustment Escrow Funds have been disbursed under circumstances in which no Additional Cash Consideration Amount is payable or, if the Adjustment Escrow Funds have been disbursed and an Additional Cash Consideration Amount is payable, the Representative has provided the notice to the Paying Agent and the Surviving Company, and has delivered to the Paying Agent the irrevocable written instructions, required pursuant to Section 1.08. Within ten (10) Business Days of the release of any portion of the Special Escrow Fund to the Paying Agent (the “Released Amount”), the Representative shall (i) determine in good faith the appropriate amount of the Released Amount that shall be distributed in respect of each Common Unit, Profits Interest Unit, Apollo Common Unit and Warrant Unit, taking into account any amounts previously paid pursuant to Section 1.04, Section 1.08 and this Section 1.10(b) in respect of such Common Unit, Profits Interest Unit, Apollo Common Unit or Warrant Unit, as applicable, any applicable Participation Threshold and any re-apportionment of the Special Escrow Amount (as determined in good faith by the Representative), (ii) notify the Paying Agent and the Surviving Company of the amount, if any, of the Released Amount, as so determined, to be distributed in respect of each Common Unit, Profits Interest Unit, Apollo Common Unit or Warrant Unit, as applicable, pursuant to the applicable provision of Section 1.04 and (iii) deliver irrevocable written instructions to the Paying Agent to pay such amounts to the holders of the applicable Common Units, Profits Interest Units, Apollo Common Units and Warrant Units as specified in such instructions. The Paying Agent shall distribute the Released Amount in accordance with such irrevocable instructions. None of the Escrow Agent, the Paying Agent, the Surviving Company, Buyer, Merger Sub or any of their Affiliates will have any liability or obligation to any holder of Common Units, Profits Interest Units, Apollo Common Units or Warrant Units, the Representative or any other Person for any distribution made or not made in accordance with the instructions of the Representative pursuant to this Section 1.10(b). The Parties agree that any payment made pursuant to this Section 1.10(b) shall be treated for Tax purposes as an adjustment to the consideration paid by Buyer to (A) holders of Common Units pursuant to the Merger, in the case of any such distributions in respect of Common Units, (B) holders of Profits Interest Units pursuant to the Profits Interest Redemption, in the case of any such distributions in respect of Profits Interest Units and (C) holders of Apollo Common Units and Warrant Units pursuant to the Common and Warrant Redemption, in the case of any such distributions in respect of Apollo Common Units or Warrant Units, as applicable, unless otherwise required by Law.

ARTICLE II

CLOSING

2.01 The Closing. The closing of the Merger and the other Transactions (the “Closing”) shall take place, on the terms and conditions set forth herein, remotely via the electronic exchange and release of documents and signatures (a) at 10:00 a.m. prevailing Eastern Time on the third (3rd) Business Day following satisfaction (or, to the extent permitted by Law, waiver) of all of the conditions set forth in Article VIII and Article IX (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing) or (b) on such other date and at such time as are mutually agreed in writing by Buyer and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.”

2.02 Closing Deliveries.

(a) At the Closing, Buyer shall deliver, or shall cause to be delivered:

(i) each of the payments it is required to deliver at the Closing pursuant to Section 1.06;

(ii) to the Company, a counterpart to the Company A&R LLC Agreement, duly executed by Buyer;

(iii) to the Company, counterparts to the Escrow Agreement, duly executed by Buyer and the Escrow Agent;

(iv) to the Company, counterparts to the Paying Agent Agreement, duly executed by Buyer and the Paying Agent;

(v) to the Company, a counterpart to the Services Agreement, duly executed by Buyer or its applicable Affiliate; and

(vi) to the Company, a certificate, dated as of the Closing Date and signed by an officer or authorized signatory of Buyer, in the form attached hereto as Exhibit I.

(b) At the Closing, the Company shall deliver, or shall cause to be delivered, to Buyer:

(i) the Acquisition A&R LLC Agreement, duly executed by GIA Intermediate, GIA Corporation and GIA Acquisition;

(ii) the Intermediate A&R LLC Agreement, duly executed by the Company and GIA Intermediate;

(iii) a counterpart to the Company A&R LLC Agreement, duly executed by the Company;

(iv) evidence reasonably acceptable to Buyer that the Acquisition A&R LLC Agreement, the Intermediate A&R LLC Agreement and the Company A&R LLC Agreement have each been duly authorized and executed by the Persons indicated in Sections 2.02(b)(i), 2.02(b)(ii) and 2.02(b)(iii);

(v) counterparts to the Escrow Agreement, duly executed by the Company and the Representative;

(vi) counterparts to the Paying Agent Agreement, duly executed by the Company and the Representative;

(vii) a certificate, dated as of the Closing Date and signed by an officer of the Company, in the form attached hereto as Exhibit J;

(viii) if applicable, the resignation letters contemplated by Section 1.03(d);

(ix) evidence of the termination of the arrangements referred to in Section 5.08, pursuant to the terms thereof;

(x) the Payoff Letter, together with UCC-3 or equivalent termination statements, releases, discharges and any other customary documentation necessary to release Liens securing Indebtedness (other than Indebtedness in respect of Taxes) and other obligations under the Credit Agreement, in each case, in form and substance reasonably acceptable to Buyer, and any other Indebtedness (other than Indebtedness in respect of Taxes) secured by Liens (other than Permitted Liens) on assets of the Company or any of its Subsidiaries;

(xi) a duly executed and properly completed certificate, substantially in the form attached hereto as Exhibit K-1, that the Company satisfies the requirements of Treasury Regulation Section 1.1445-11T(d)(2);

(xii) a duly executed and properly completed certificate, substantially in the form attached hereto as Exhibit K-2, that the Company satisfies the requirements of Treasury Regulation Section 1.1446(f)-2(b)(4); and

(xiii) a counterpart to the Services Agreement, duly executed by The GI Alliance Management, LLC or its applicable Affiliate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub, on a joint and several basis, hereby represent and warrant to the Company as follows:

3.01 Status and Power; Authorization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio, and Merger Sub is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Buyer and Merger Sub has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. All acts or proceedings required to be taken by each of Buyer and Merger Sub to duly and validly authorize the execution and delivery by Buyer and Merger Sub of this Agreement and the other Transaction Documents to which Buyer or Merger Sub is a party, the performance of their respective obligations hereunder and thereunder, and the consummation by Buyer and Merger Sub of the Transactions, have been properly taken, such authorization has not been subsequently modified or rescinded, and (except for the filing of the Certificate of Merger with the Secretary) no other corporate proceedings on the part of Buyer or Merger Sub are necessary to authorize the execution or delivery of this Agreement or the other Transaction Documents to which Buyer or Merger Sub is a party, the performance by Buyer or Merger Sub of its obligations hereunder or thereunder or the consummation by Buyer or Merger Sub of the Transactions.

3.02 Enforceability. This Agreement has been, and each of the other Transaction Documents to which Buyer or Merger Sub is a party, when executed, have been or will be, duly and validly authorized, executed and delivered by Buyer and Merger Sub, as applicable, and assuming the due and valid authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement constitutes, and each of the other Transaction Documents to which Buyer or Merger Sub is a party, when so executed and delivered, will constitute, a legal, valid and binding obligation of Buyer or Merger Sub, as applicable, enforceable against Buyer or Merger Sub in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency and the relief of debtors, reorganization, moratorium or similar Laws affecting or relating to creditors’ rights generally and general equitable principles (the “Enforceability Exceptions”).

3.03 No Violations; Consents and Approvals. Other than with respect to compliance with and filings under Competition Laws and the filing of the Certificate of Merger, and assuming the truth and accuracy of the representations and warranties of the Company set forth in Section 4.03(c), the execution, delivery and performance by Buyer and Merger Sub of this Agreement and the other Transaction Documents to which Buyer or Merger Sub, as applicable, is a party, and the consummation of the Transactions do not and will not (a) conflict with, result in any breach of, require any notice or consent under, constitute a default under (with or without notice or lapse of time or both), result in a violation of, give rise to any right of termination, cancellation, amendment or acceleration of any obligation under, or result in the loss of any benefit under, any provision of (i) the Organizational Documents of Buyer or Merger Sub, (ii) any material Contract to which Buyer or Merger Sub is a party or by which their respective properties, rights or assets are bound or (iii) any Law or Order to which Buyer or Merger Sub is subject or by which any of the properties, rights or assets of Buyer or Merger Sub is bound or (b) require the authorization, consent or approval of, or notice to or registration, declaration or filing with, any Governmental Authority or any other Person, except in the case of each of the foregoing clauses (a) and (b), (1) for those that may be required solely by reason of the Company’s or its Subsidiaries’ or Managed Practices’ participation in the Transactions or (2) as would not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect.

3.04 Brokers. Other than with respect to Centerview Partners LLC, no broker, finder, financial advisor or investment banker is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s fee or commission or similar payment in connection with the Transactions based upon arrangements made by or on behalf of Buyer or Merger Sub or any of their respective Affiliates.

3.05 Financing. As of the Closing, Buyer will have sufficient funds to pay the amounts required to be paid by it at the Closing pursuant to Section 1.06 and to effect this Agreement and to consummate the Transactions. In no event shall the receipt by Buyer, or the availability to Buyer, of any funds or any financing be a condition to Buyer’s obligation to consummate the Transactions.

3.06 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to Buyer’s Knowledge, threatened against Buyer, at law or in equity, or before or by any Governmental Authority, which in each case would reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect.

3.07 Operation of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with its organization and formation, its execution and delivery of this Agreement and the other Transaction Documents and its performance of its obligations hereunder and thereunder or in furtherance of the Transactions. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Buyer or one or more of its direct or indirect wholly owned Subsidiaries.

3.08 Accredited Investor. Buyer is an “accredited investor” as defined in Regulation D under the Securities Act. Buyer is acquiring the Cardinal Common Units for its own account and has been advised by the Company that the Cardinal Common Units have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or unless an exemption from registration is available.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Sub, except as set forth in the correspondingly numbered section or subsection of the Schedules, as follows (provided, however, that for the avoidance of doubt, no representations or warranties are being made in this Article IV with respect to any Managed Practice except as set forth in this Article IV):

4.01 Status and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its properties and assets and to carry on its businesses as now conducted. The Company is duly qualified, licensed or authorized to do business as a foreign limited liability company and is in good standing (or its equivalent) in every jurisdiction in which its ownership, lease or use of property or assets or the conduct of its business as now conducted requires it to so qualify or be licensed, authorized or in good standing. The Company has made available to Buyer true, correct and complete copies of the Organizational Documents of the Company, together with all amendments and supplements thereto. The Organizational Documents of the Company are in full force and effect, and the Company is not in violation of any of the provisions thereof. The Company is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar Proceeding.

4.02 Subsidiaries.

(a) Schedule 4.02(a) sets forth a true, correct and complete list, as of the date hereof, of the names of each of the Company’s Subsidiaries, Managed Practices and ASCs, and the jurisdiction in which each such Subsidiary, Managed Practice or ASC is incorporated or organized (as applicable). The Company has made available to Buyer true, correct and complete copies of the Organizational Documents of each of its Subsidiaries, together with all amendments and supplements thereto. Each such Organizational Document is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions thereof. Except as set forth on Schedule 4.02(a), neither the Company nor any of its Subsidiaries (i) owns, directly or indirectly, of record or beneficially, or holds the right to acquire, any Equity Interest in any Person or (ii) is under any obligation to form or participate in, or provide funds to, or make any loan, capital contribution, guarantee, credit enhancement or other investment in, any Person other than a direct or indirect wholly owned Subsidiary of the Company. The Company owns, directly or indirectly, of record and beneficially, all Equity Interests in each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens and Liens that will be released as part of the payoff of Indebtedness at Closing), and all such Equity Interests are validly issued, fully paid and nonassessable. No such Subsidiary, Managed Practice or ASC is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar Proceeding.

(b) Each of the Company’s Subsidiaries is duly formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the Laws of its jurisdiction of formation or organization, and each of the Company’s Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to carry on its businesses as now conducted. Each of the Company’s Subsidiaries is duly qualified, licensed and authorized to do business as a foreign entity and is in good standing (or its equivalent) in every jurisdiction in which its ownership, lease or use of property or assets or the conduct of its business as now conducted requires it to so qualify or be licensed, authorized or in good standing, except where the failure to be so qualified, licensed, authorized or in good standing is not and would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, and which would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Transactions.

4.03 Authorization; No Breach.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the Transactions, including any Transaction Document to which the Company is a party (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the Transactions. All acts or proceedings required to be taken by the Company to duly and validly authorize the execution and delivery by the Company of this Agreement and each of the Company Documents, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Transactions, have been properly taken, such authorization has not been subsequently modified or rescinded, and (except for the filing of the Certificate of Merger with the Secretary) no other corporate proceedings on the part of the Company are necessary to authorize the execution or delivery of this Agreement or any of the Company Documents, the performance by the Company of its obligations hereunder or thereunder or the consummation by the Company of the Transactions. This Agreement has been, and each of the Company Documents, when executed, have been or will be, duly and validly authorized, executed and delivered by the Company, and assuming the due and valid authorization, execution and delivery of this Agreement by Buyer and Merger Sub and each of the Company Documents by the other parties thereto, this Agreement constitutes, and each of the Company Documents when so executed and delivered, will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the same may be limited by the Enforceability Exceptions.

(b) The board of managers of the Company has duly adopted resolutions pursuant to which the board of managers unanimously (i) determined that it is in the best interests of the Company and the holders of its Equity Interests for the Company to enter into this Agreement and the other applicable Transaction Documents and to consummate the Transactions upon the terms and subject to the conditions set forth herein and therein and (ii) approved the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation of the Transactions, upon the terms and subject to the conditions set forth herein and therein. Such resolutions have not been subsequently modified or rescinded and are in full force and effect. The Transactions constitute an “Approved Sale” as defined in the Existing Company LLC Agreement, and do not trigger any preemptive or similar rights of any Person. No vote or consent of holders of any Equity Interests of, or other interests in, the Company or any of its Subsidiaries is required by any Law or the Organizational Documents or other Contracts of the Company or any of its Subsidiaries in order for the Company and its Subsidiaries to consummate the Transactions.

(c) Except as set forth on Schedule 4.03(c), and other than with respect to compliance with and filings under Competition Laws and the filing of the Certificate of Merger, and assuming the truth and accuracy of the representations and warranties of Buyer and Merger Sub set forth in Section 3.03, the execution, delivery and performance by the Company of this Agreement and the Company Documents and the consummation of the Transactions do not and will not (i) conflict with, result in any breach of, require any notice or consent under, constitute a default under (with or without notice or lapse of time or both), result in a violation of, give rise to any right of termination, cancellation, amendment or acceleration of any obligation under, or result in the loss of any benefit under, any provision of (A) the Organizational Documents of the Company or any of its Subsidiaries or Managed Practices, (B) any Contract, Permit or Lease to which the Company or any of its Subsidiaries or Managed Practices is a party or by which their respective properties, rights or assets are bound or (C) any Law or Order to which the Company or any of its Subsidiaries or Managed Practices is subject or by which any of the properties, rights or assets of the Company or any of its Subsidiaries or Managed Practices are bound, (ii) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the property or assets of the Company or any of its Subsidiaries or Managed Practices or (iii) require the authorization, consent or approval of, or notice to or registration, declaration or filing with, any Governmental Authority or any other Person, except in the case of any of clauses (i)(B), (i)(C), (ii) and (iii) above, as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries and Managed Practices, taken as a whole, and would not prevent or materially delay the consummation of the Transactions.

4.04 Capitalization.

(a) Schedule 4.04(a) sets forth a true, correct and complete list of the authorized, issued and outstanding Equity Interests (by type, series, class or other applicable description) of the Company and each of its Subsidiaries and Managed Practices, and the authorized, issued and outstanding Equity Interests (by type, series, class or other applicable description) of each ASC that are held by the Company, its Subsidiaries or a Managed Practice, and the record and beneficial owner(s) of each of the foregoing, in each case as of the date hereof. All of the issued and outstanding Equity Interests of the Company and its Subsidiaries have been duly authorized for issuance and are validly issued, fully paid and nonassessable, free and clear of all Liens (other than Permitted Liens and Liens that will be released as part of the payoff of Indebtedness at Closing), and were issued in compliance with Law and all applicable Organizational Documents and Contracts to which the Company or its Subsidiaries are bound. Except as set forth on Schedule 4.04(a), there are no outstanding equity or equity-based rights, such as options, warrants, profits interests, phantom equity, equity appreciation rights, restricted shares, restricted share units, rights to subscribe to, purchase rights, rights of first offer, rights of first refusal, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any Equity Interests of the Company or any of its Subsidiaries, or Contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to sell, issue, deliver, grant, repurchase or redeem, or cause to be sold, issued, delivered, granted, repurchased or redeemed, any Equity Interests or options, warrants, profits interests, phantom equity, equity appreciation rights, restricted shares, restricted share units, rights to subscribe to, purchase rights, rights of first offer, rights of first refusal, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any Equity Interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.04(a), there are no Contracts, commitments, understandings or arrangements relating to the issuance, sale, transfer, vesting or voting of any Equity Interests of the Company or its Subsidiaries, including any shareholder agreement, registration rights agreement, investor rights agreement, subscription agreement, rollover agreement, purchase or repurchase agreement, voting trust, proxy or other agreement or understanding with respect to the voting or dividend or distribution rights of any of the Equity Interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.04(a), there are no Contracts, commitments, understandings or arrangements otherwise obligating the Company or its Subsidiaries to enter into any option, warrant, call, right, commitment or agreement relating to any Equity Interests of the Company or its Subsidiaries, or that give any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to holders of Equity Interests of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of Indebtedness giving or purporting to give the holder thereof the right to vote or consent (or convertible into or exchangeable for securities of the Company or its Subsidiaries having the right to vote or consent) on any matters on which the equityholders of the Company or its Subsidiaries may vote. No Equity Interests of the Company or any of its Subsidiaries are subject to any vesting or forfeiture schedule, except as set forth on Schedule 4.04(b) or Schedule 4.04(c). The Company has made available to Buyer true, correct and complete copies of all Contracts disclosed on Schedule 4.04(a), together with all amendments and supplements thereto, and all of such Contracts are in full force and effect.

(b) Schedule 4.04(b) sets forth a true, correct and complete list, as of the date hereof, of all Common Units, which Schedule sets forth, for each Common Unit, the holder’s name, the date such Common Unit was issued, the vesting or forfeiture schedule (including any acceleration triggers) and whether such Common Unit is vested or unvested.

(c) Schedule 4.04(c) sets forth a true, correct and complete list, as of the date hereof, of all Profits Interest Units, which Schedule sets forth, for each Profits Interest Unit, the holder’s name, the date such Profits Interest Unit was granted, the applicable participation threshold, the vesting schedule (including any acceleration triggers) and whether such Profits Interest Unit is vested or unvested. Each Profits Interest Unit satisfies the requirements as set forth in Revenue Procedures 97-23 and 2001-43, was granted in compliance with all Laws, including Section 409A of the Code, and all of the terms and conditions of the Organizational Documents of the Company and its Subsidiaries, and has a participation threshold that was not less than the fair market value of a Common Unit on the applicable grant date. True, correct and complete copies of the relevant agreements governing all Profits Interest Units have been made available to Buyer.

(d) No Person is entitled to any “dissenter’s rights,” “appraisal rights” or any similar rights or remedies in connection with the Transactions under (i) the Act or any other Law, (ii) the Existing Company LLC Agreement or (iii) any other Contract.

4.05 Financial Statements; Undisclosed Liabilities.

(a) Schedule 4.05(a) sets forth true, correct and complete copies of (i) the unaudited consolidated balance sheet of GIA Acquisition as of September 30, 2024 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations, changes in member’s deficit and cash flows for the nine (9)-month period then ended, including the related notes (collectively in this clause (i), the “Unaudited Financial Statements”), and (ii) the audited consolidated balance sheets of GIA Acquisition as of December 31, 2023 and December 31, 2022, and the related audited consolidated statements of operations, changes in member’s deficit and cash flows for the years then ended, including the related notes (collectively in this clause (ii), and together with the Unaudited Financial Statements, the “Financial Statements”). The Financial Statements (A) have been prepared in accordance with GAAP, consistently applied throughout the periods involved, except as may be indicated in the notes thereto and subject, in the case of the Unaudited Financial Statements, to the absence of footnote disclosures, none of which are material, (B) have been derived from books and records that are recorded and regularly maintained by the Company and its Subsidiaries and Consolidated Managed Practices in accordance with GAAP and that are accurate in all material respects and (C) present fairly in all material respects the consolidated financial position and results of operations and cash flows of the Company and its Subsidiaries and Consolidated Managed Practices as of the times and for the periods referred to therein, subject in the case of the Unaudited Financial Statements to (1) the absence of footnote disclosures, none of which are material, and (2) changes resulting from normal year-end adjustments, which are consistent with past practice and not material in nature or amount.

(b) The Company and its Subsidiaries and Consolidated Managed Practices do not have any Liabilities or commitments of any type or nature, whether or not accrued, contingent, or otherwise, other than (i) as specifically disclosed, reflected on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto, (ii) Liabilities and commitments arising from Contracts in the Ordinary Course of Business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, misappropriation, violation of Law or Proceeding, or would lead to an increase in the Indebtedness under the Credit Agreement), (iii) Liabilities and commitments incurred in connection with this Agreement, (iv) Liabilities and commitments set forth on Schedule 4.05(b)(iv) and (v) Liabilities and commitments which would not, individually or in the aggregate, be (or reasonably be expected to be) material to the Company and its Subsidiaries and Consolidated Managed Practices, taken as a whole.

(c) The Company, GIA Intermediate and GIA Corporation exist solely as passive holding companies and do not conduct (and have not conducted) any other operations, are not and have not been subject to any Liabilities or commitments of any nature, whether or not accrued, contingent or otherwise, and do not own and have not owned any assets or properties, other than (i) in the case of (A) the Company, (1) the Equity Interests of GIA Intermediate, (2) Contracts related to the issuance, transfer or redemption of Equity Interests of the Company and (3) the Organizational Documents of the Company, (B) GIA Intermediate, (1) the Equity Interests of GIA Corporation and GIA Acquisition, (2) Contracts related to the issuance, transfer or redemption of Equity Interests of GIA Intermediate and the unsecured promissory notes issued by GIA Intermediate related thereto, which are set forth on Schedule 4.05(c), and (3) the Organizational Documents of GIA Intermediate and (C) GIA Corporation, (1) the Equity Interests of GIA Acquisition and (2) the Organizational Documents of GIA Corporation, (ii) other assets of de minimis value typical of a holding company and (iii) capital contributions, distributions and similar cash assets held by such entities from time to time related to the foregoing Equity Interests held by such entities and which are typical of a holding company. Each of the Company, GIA Intermediate and GIA Corporation (x) has no, and has never had any, employees and (y) does not own or lease, and has never owned or leased, any real property or personal property.

(d) The system of internal controls over financial reporting of the Company and its Subsidiaries and Consolidated Managed Practices is sufficient and effective to provide reasonable assurance (i) that all transactions are executed, and access to the properties and assets of the Company and its Subsidiaries and Consolidated Managed Practices is permitted, only in accordance with management’s general or specific authorization, (ii) that all material information concerning the Company and its Subsidiaries and Consolidated Managed Practices is made known on a timely basis to the individuals responsible for the preparation of the financial statements of the Company and its Subsidiaries and Consolidated Managed Practices, (iii) that all transactions are executed and recorded accurately in the correct period as necessary to permit the accurate preparation of financial statements and disclosures in accordance with GAAP consistently applied throughout the periods involved, and to minimize risk of financial misstatement, (iv) that the recorded accountability for items included in the financial statements of the Company and its Subsidiaries and Consolidated Managed Practices is compared with the actual levels at reasonable intervals, and appropriate action is taken with respect to any difference, and (v) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and Consolidated Managed Practices. No significant deficiencies or material weaknesses in internal controls or reportable conditions exist for any periods covered by the Financial Statements. In the past five (5) years, no manager, officer, director, employee, external auditor, external accountant or similar representative of the Company or any of its Subsidiaries or Consolidated Managed Practices (but with respect to any Managed Practice, only for such period of time that such Managed Practice has been treated as a Consolidated Managed Practice) has received or otherwise been made aware of any complaint or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or Consolidated Managed Practices or their respective internal controls over financial reporting, including any such complaint or claim that the Company or any of its Subsidiaries or Consolidated Managed Practices have engaged in questionable accounting or auditing practices or fraud.

4.06 No Material Adverse Change; Absence of Certain Developments.

(a) Since December 31, 2023, through the date of this Agreement (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period commenced after December 31, 2023) (i) the respective businesses of the Company and its Subsidiaries and Managed Practices have been conducted in the Ordinary Course of Business, (ii) the Company and its Subsidiaries and Managed Practices have not suffered a Material Adverse Effect and (iii) there has not been any Effect that has had or would reasonably be expected, individually or in combination with any other Effect, to have a Material Adverse Effect.

(b) Except as set forth on Schedule 4.06(b), since December 31, 2023, through the date of this Agreement, neither the Company nor any of its Subsidiaries or Managed Practices (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period commenced after December 31, 2023) has taken any actions (or refrained from taking any actions) that, had such actions or inactions occurred after the date hereof and prior to the Closing, would have breached any of the covenants contained in Section 5.02.

(c) Since December 31, 2023, through the date of this Agreement (but in each case, with respect to any Managed Practice or ASC, limited to such Managed Practice’s or ASC’s applicable Look-Back Period if such period commenced after December 31, 2023), the Company and its Subsidiaries and Managed Practices have not transferred or otherwise disposed of ownership interests in the ASCs set forth on Schedule 4.02(a).

(d) All Liabilities of the Company or any of its Subsidiaries for deferred and unpaid purchase price of assets, property, securities or services, including all Tax-related payments, “earn-out” or milestone payments, seller notes, or other similar performance-based payment obligations (whether contingent or otherwise) or purchase price adjustments, calculated as the maximum amount payable under or pursuant to such obligation, shall be paid in full at or prior to the Adjustment Calculation Time, except to the extent expressly provided otherwise in Article I.

4.07 Title to Properties.

(a) Each of the Company and its Subsidiaries and Managed Practices owns good and marketable title to, or holds a valid leasehold interest in, all of the material tangible personal property and other material assets owned or leased by it, as applicable, or used by it in the conduct of its business, in each case free and clear of all Liens, other than Permitted Liens and Liens that will be released as part of the payoff of Indebtedness at Closing. Each such item of material tangible personal property or other material asset is in sufficient operating condition and repair for the uses to which it is being put or is intended to be put, subject to normal wear and tear and maintenance requirements.

(b) The assets, rights, properties and interests owned, leased or licensed by the Company and its Subsidiaries and Managed Practices as of the Closing, in the aggregate, are all of the assets, rights, properties and interests used and held for use in the conduct of the businesses of the Company and its Subsidiaries and Managed Practices, and are necessary and sufficient for the conduct of such businesses, immediately following the Closing in substantially the same manner as conducted or as proposed to be conducted, in each case as of the date of this Agreement and as of immediately prior to the Closing, other than planned divestitures set forth on Schedule 4.07(b).

(c) Schedule 4.07(c) sets forth a true, correct and complete list of all Leases for which annual base rent exceeds $100,000 as of the date hereof. The Company has made available to Buyer a true, correct and complete copy of each Lease. Either the Company, one of its Subsidiaries or a Managed Practice has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it, free and clear of all Liens (other than Permitted Liens). Each Lease is in full force and effect and constitutes a legal, valid and binding obligation of the Company, one of its Subsidiaries or a Managed Practice, which is a party to it, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Neither the Company nor any of its Subsidiaries or Managed Practices has received written notice of any existing material defaults, violations or breaches thereunder by the Company, its Subsidiaries or any Managed Practice (as applicable) nor, to the Company’s Knowledge, are there any existing material defaults, violations or breaches by the lessor thereof, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a default, violation or breach or permit the termination, modification or acceleration of rent under any Lease. No security deposit or material portion thereof deposited under any Lease has been applied in respect of a default, violation or breach under any Lease. There are no condemnation, expropriation or other Proceedings in eminent domain with respect to any Leased Real Property, nor, to the Company’s Knowledge, is any such Proceeding pending or threatened. Neither the Company nor any of its Subsidiaries or Managed Practices has received any notice that any other party to any Lease, and to the Company’s Knowledge, no other party to any Lease, is subject to any bankruptcy, dissolution, liquidation, reorganization or similar Proceeding. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Leased Real Property. The Leased Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries and Managed Practices. Each Leased Real Property has access to public roads, water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection and drainage, and other utilities and services, in each case as sufficient to enable such Leased Real Property to continue to be used and operated in the manner currently being used by the Company and its Subsidiaries and Managed Practices, and, to the Company’s Knowledge, no fact or condition exists that would reasonably result in the termination or impairment of the furnishing of any such utility or service. Neither the Company nor its Subsidiaries or Managed Practices has had their respective possession and quiet enjoyment of the Leased Real Property disturbed, and there are no disputes with respect to any Lease. There is no ongoing construction or capital improvement work at any Leased Real Property other than normal expansion, maintenance and repairs being performed in the Ordinary Course of Business, which for avoidance of doubt includes the capital improvement work set forth on Schedule 5.02(k). The Company has made available to Buyer true, correct and complete copies of each Lease (including all exhibits, schedules, annexes and attachments thereto), together with all amendments and supplements thereto, as in effect as of the date of this Agreement.

(d) Except as set forth on Schedule 4.07(d), none of the Company or any of its Subsidiaries or Managed Practices owns or has ever owned any real property or is a party to any agreement or option to purchase any real property.

4.08 Tax Matters.

(a) The Company and its Subsidiaries and Managed Practices have filed all income and other material Tax Returns required to be filed (taking into account any extensions of time to file) and all such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material Taxes of the Company and its Subsidiaries and Managed Practices (whether or not shown as due on any Tax Return) have been fully paid or properly accrued.

(c) No deficiency or proposed adjustment for any material amount of Tax has been asserted in writing or, to the Company’s Knowledge, otherwise, or assessed by any Taxing Authority against the Company, any of its Subsidiaries or any Managed Practice that has not been paid or fully settled.

(d) None of the Company, any of its Subsidiaries or any Managed Practice has consented to extend the time in which a material Tax may be assessed or collected by any Taxing Authority beyond the date hereof, which extension is still in effect.

(e) There are no ongoing, pending or threatened in writing or, to the Company’s Knowledge, otherwise, Tax audits by any Taxing Authority against the Company, any of its Subsidiaries or any Managed Practice.

(f) None of the Company, any of its Subsidiaries or any Managed Practice has (i) been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal Income Tax Return except for any such group the common parent of which is or was GIA Intermediate, a Subsidiary thereof or a Managed Practice, (ii) any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) by Contract or otherwise by operation of Law or (iii) been a party to any Contract (for the avoidance of doubt, excluding any commercial Contracts entered into in the Ordinary Course of Business of the Company, any of its Subsidiaries or any Managed Practice that are not primarily related to Taxes) relating to the sharing, allocation or indemnification of Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any other similar provision of state, local or non-U.S. Law), as a transferee, successor or otherwise by operation of Law.

(g) The Company and its Subsidiaries and Managed Practices have timely and properly withheld and paid all material Taxes required to have been withheld and paid by them in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party.

(h) None of the Company, any of its Subsidiaries or any Managed Practice is subject to Tax in (i) any country other than its country of incorporation or formation or (ii) any country other than the United States of America by virtue of having a permanent establishment or other place of business in such other country or by virtue of having engaged in a trade or business in any such other country.

(i) No claim has ever been made in writing by any Taxing Authority in a jurisdiction where the Company, any of its Subsidiaries or any Managed Practice does not file Tax Returns that the Company, any of its Subsidiaries or any Managed Practice is or may be subject to taxation by such jurisdiction.

(j) None of the Company, any of its Subsidiaries or any Managed Practice has participated in, or is currently participating in, a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) None of the Company, any of its Subsidiaries or any Managed Practice will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date (whether pursuant to Section 481 of the Code, Section 263A of the Code or otherwise), (iv) deferred revenue or prepaid amount received by such entity on or prior to the Closing Date or (v) intercompany transaction existing, or excess loss account occurring, on or prior to the Closing Date.

(l) Since the date of the Latest Balance Sheet, none of the Company, any of its Subsidiaries or any Managed Practice has incurred any liability for Taxes outside the Ordinary Course of Business.

(m) As of the date of this Agreement, (i) all of the Company’s Subsidiaries, any Managed Practice and each other entity in which the Company directly or indirectly holds an ownership interest have the entity classifications for U.S. federal and applicable state and local Income Tax purposes as disclosed on Schedule 4.08(m) and (ii) since its formation, the Company has been properly treated as a partnership (and not as a corporation) for U.S. federal and applicable state and local Income Tax purposes.

(n) Neither the Company nor GIA Intermediate has been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) None of the Company, any of its Subsidiaries, or any Managed Practice has made any election under applicable state or local Income Tax Law pursuant to which the Company or any of its Subsidiaries will, following the Closing, incur or otherwise be liable for any state or local Income Tax Liability, which liability would have been imposed instead (in whole or in part) on the direct or indirect equity owners of the Company had no such election been made, including any election under a state or local Law similar to the Laws described in Section 2.02(3) of IRS Notice 2020-75.

(p) Except for Permitted Liens, there are no Liens for Taxes upon the assets of the Company, any of its Subsidiaries or any Managed Practice.

(q) None of the Company, any of its Subsidiaries or any Managed Practice has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act or (iii) sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, other than any such loan sought by a Managed Practice prior to its applicable Look-Back Period that has since been fully repaid or fully forgiven by the U.S. Small Business Administration and for which there is no ongoing Liability of any kind or nature.

(r) None of GIA Intermediate or any of its Subsidiaries have been a “controlled corporation” or a “distributing corporation” in any distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code during the two (2)-year period ending on the Closing Date, or otherwise as part of a plan or arrangement that includes the Transactions.

(s) An election under Section 83(b) of the Code (and any corresponding or similar provision of state or local Law) has been made at issuance with respect to all Profits Interest Units, and all Profits Interest Units are properly treated as partnership interests in the Company for U.S. federal and applicable state and local Tax purposes.

(t) None of the assets of any of the Company, any of its Subsidiaries or any Managed Practice are subject to Section 197(f)(9) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(u) For all applicable Tax purposes, all individual independent contractors and other non-employee individual service providers engaged by the Company, any of its Subsidiaries or any Managed Practice are, and have been, properly classified as such under Law and the Company, any of its Subsidiaries and any Managed Practice has consistently treated and reported such contractors and providers with such classifications.

4.09 Contracts and Commitments.

(a) Schedule 4.09(a) sets forth a true, correct and complete list of all Contracts in effect as of the date hereof to which any of the Company, any of its Subsidiaries or, only where explicitly specified in this Section 4.09(a), any Managed Practice is a party, or otherwise bound by (in each case, excluding any Benefit Plan except with respect to clause (xiv)) and which by its terms:

(i) is a Contract relating to indebtedness for borrowed money or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any of its Subsidiaries or Consolidated Managed Practices or, if material to such Managed Practice or the Company and its Subsidiaries taken as a whole, any of the other Managed Practices;

(ii) is a Contract that is not terminable at will within three (3) months and requires future expenditures or other performance with respect to products, materials, supplies, goods, equipment or other assets or services having an annual value in excess of $1,500,000;

(iii) is a Contract pursuant to which the Company or any of its Subsidiaries or Managed Practices has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than (A) routine advances to employees for business expenses or (B) intercompany Indebtedness solely among the Company and its Subsidiaries and Managed Practices in the Ordinary Course of Business);

(iv) is a guaranty (other than any guaranty entered into in the Ordinary Course of Business with respect to any Leased Real Property or any guaranty by a wholly owned Subsidiary to another wholly owned Subsidiary);

(v) is a Contract under which the Company or any of its Subsidiaries or Managed Practices is lessor or lessee of, or holds or operates, any personal property owned by any other Person, for which the annual base rental payments exceed $1,500,000;

(vi) is a Contract that limits the ability of the Company or any of its Subsidiaries or Managed Practices to (A) compete in any line of business or with any Person in any geographic area or (B) solicit or engage any customers, employees or service providers of any competitor, or that, in each case of the foregoing clauses (A) and (B), would so limit the freedom of any of the Company or its Subsidiaries or Managed Practices or any of their respective Affiliates after the Closing (including Buyer);

(vii) is a Contract that contains exclusivity obligations binding on any of the Company or its Subsidiaries or Managed Practices or, following the Closing, any of their respective Affiliates (including Buyer);

(viii) is a Contract (A) with a call or put right, right of first refusal, right of first negotiation or right of first offer, a “most favored nation” clause or similar terms and conditions, in each case, that is binding on any of the Company or its Subsidiaries or Managed Practices, (B) pursuant to which the Company or any of its Subsidiaries or Managed Practices provides any goods or services at a fixed price or pursuant to a fixed volume arrangement or (C) pursuant to which the Company or any of its Subsidiaries or Managed Practices is bound by a take or pay, requirements, minimum purchase or similar provision or commitment;

(ix) is a Contract relating to the acquisition, transfer, use, development, sharing, licensing or grant of any right (A) in or with respect to any Company-Owned Intellectual Property or (B) in any Intellectual Property of a third party to or for the benefit of the Company or any of its Subsidiaries or Managed Practices and involving consideration in excess of $250,000 annually, in each case of the foregoing clauses (A) and (B), other than (1) non-exclusive licenses for commercially available, off-the-shelf software used by the Company or any of its Subsidiaries or Managed Practices, (2) Contracts in which all grants of rights to use any Intellectual Property are incidental to the primary purpose of such Contracts (for example, where the only licenses to Intellectual Property in the relevant Contract are incidental licenses to Trademarks or feedback licenses), and (3) non-disclosure agreements and employment agreements entered into by the Company or any of its Subsidiaries or Managed Practices in the Ordinary Course of Business, to the extent the forms of such Contracts have been made available to Buyer prior to the date hereof;

(x) is a Contract that contains settlements, covenants not to sue, consents, judgments, or orders or similar obligations that restrict the rights of the Company or any of its Subsidiaries or Managed Practices to use any Intellectual Property, or which restrict the business of the Company or any of its Subsidiaries or Managed Practices;

(xi) is a Contract relating to the (A) acquisition of Intellectual Property that is material to the business of the Company and its Subsidiaries and Managed Practices, taken as a whole, or (B) disposition of material Company-Owned Intellectual Property;

(xii) is (A) a management services agreement, administrative services agreement, leasing agreement or similar agreement between the Company or any of its Subsidiaries, on the one hand, and a Managed Practice, on the other hand, or (B) a Contract relating to any fees, or restrictions or limitations on such fees, in each case, payable pursuant to any Contract described in the foregoing clause (A);

(xiii) is a Contract relating to the acquisition or disposition by the Company or any of its Subsidiaries or Managed Practices (whether by merger, sale of Equity Interests, sale of assets or otherwise) of any Person or of any other business, assets, equity, properties or rights, in each case (A) for an aggregate purchase price in excess of $5,000,000 and which is not yet consummated or was entered into during the past eighteen (18) months or (B) pursuant to which any earn-out, deferred or contingent purchase price or similar contingent payment obligation, or any indemnification obligation that could reasonably be expected to result in payments in excess of $1,000,000, remains outstanding;

(xiv) is a Contract with any employee of the Company or any of its Subsidiaries or Managed Practices with respect to any employment where the annual base salary exceeds $350,000, other than employment agreements between any Managed Practice and a licensed clinician (including physicians and mid-level practitioners);

(xv) is a Contract with any staffing agency, temporary employee agency, professional employer organization, employer of record, or similar company or service provider;

(xvi) is a Contract between the Company or any of its Subsidiaries or Managed Practices, on the one hand, and any other Person, on the other hand, pursuant to which the aggregate dollar value of annual payments made by the Company or the applicable Subsidiary or Managed Practice is at least $4,000,000 and which Contract is not already required to be disclosed pursuant to the other clauses of this Section 4.09;

(xvii) is a Contract with the top ten (10) largest suppliers of the Company and its Subsidiaries and Managed Practices based on the aggregate amount spent by the Company and its Subsidiaries and Managed Practices, taken as a whole, during the twelve (12)-month period ended December 31, 2023;

(xviii) is a Contract with the top ten (10) payors of the Managed Practices based on the aggregate amount of revenue received by the Managed Practices, taken as a whole, during the twelve (12)-month period ended December 31, 2023;

(xix) is a Contract relating to capital expenditures or commitments for capital expenditures in excess of $1,500,000 individually, or $4,000,000 in the aggregate;

(xx) is a Contract with an ASC, on the one hand, and the Company or any of its Subsidiaries or Managed Practices, on the other hand;

(xxi) other than Contracts relating to ASCs, is a Contract creating or governing a partnership, joint venture, alliance or other similar Contract or arrangement, including Contracts for sharing of profits or losses;

(xxii) is a Contract that is a material settlement, conciliation or similar agreement (A) with any continuing or outstanding obligations to be satisfied by the Company or any of its Subsidiaries or Managed Practices or (B) that was entered into during the past three (3) years and in respect of which the payments (not including payments made by insurers under insurance policies held by the Company, its Subsidiaries or Managed Practices) to or from the Company or its Subsidiaries or Managed Practices exceeded $250,000;

(xxiii) is a Contract that contains any indemnification obligations of the Company or any of its Subsidiaries or Managed Practices, or credit support or guarantee relating to such indemnification obligations, other than any such indemnification, credit support or guarantee obligations incurred in the Ordinary Course of Business;

(xxiv) is a Contract with any Governmental Authority, other than ordinary course Medicare, Medicaid or similar Governmental Authority payor enrollment contracts or Permits;

(xxv) is a collective bargaining agreement or other Contract with any labor union, labor organization, works council or other employee representative body (“Collective Bargaining Agreement”);

(xxvi) is a Contract that is a Management Agreement or is required to be disclosed on Schedule 4.04(a) or Schedule 4.15; or

(xxvii) is any other Contract not made in the Ordinary Course of Business that is material to the Company and its Subsidiaries and Managed Practices, taken as a whole.

Each of the Contracts listed or required to be listed on Schedule 4.09(a), together with all Contracts entered into following the date hereof and that would have been required to be included on Schedule 4.09(a) if entered into prior to the date hereof, are referred to herein collectively as “Material Contracts.”

(b) Each Material Contract is in full force and effect, and is the legal, valid and binding obligation of the Company, the Subsidiary of the Company or the Managed Practice which is party thereto, and of the other parties thereto, enforceable against each of them in accordance with its terms (subject to the Enforceability Exceptions). Neither the Company nor any Subsidiary of the Company nor any of the Managed Practices (as applicable) is in default or breach under (or is alleged to be in default or breach under) the terms of any Material Contract, and, to the Company’s Knowledge, each other party to each of the Material Contracts is not in default or breach (or is alleged to be in default or breach) thereunder. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any grant or rights or other obligation under a Material Contract or (iv) give any Person the right to cancel, terminate or modify any Material Contract. To the Company’s Knowledge, no party to any Material Contract has (A) exercised any termination rights with respect thereto, (B) given written notice of any dispute with respect thereto, (C) provided or received any written notice of any intention or threat to terminate or breach with respect thereto, or (D) sought or is seeking to renegotiate any of the terms of such Material Contract. Neither the Company nor any of its Subsidiaries or Managed Practices has received any written notice of cancellation, termination or modification of any Material Contract, and there have been no such cancellations, terminations, or modifications to any Material Contract in the last twelve (12) months. The Company has made available to Buyer true, correct and complete copies of each Material Contract (including all exhibits, schedules, annexes and attachments thereto), together with all amendments and supplements thereto, as in effect as of the date of this Agreement.

4.10 Intellectual Property.

(a) Schedule 4.10 sets forth a true, correct and complete list, as of the date hereof, of all registered trademarks and applications to register trademarks, patents and patent applications, registered copyrights and applications to register copyrights, and registered Internet domain names owned or purported to be owned by the Company or any of its Subsidiaries or Managed Practices (collectively, the “Company Registered Intellectual Property”), in each case specifying, as applicable, the title, application and registration numbers, jurisdiction and record owner thereof. The Company and its Subsidiaries and Managed Practices have taken commercially reasonable steps to preserve and maintain all Company Registered Intellectual Property. The Company Registered Intellectual Property is subsisting, valid and enforceable, and, to the Company’s Knowledge, all applications related thereto are subsisting, and to the Company’s Knowledge, valid and enforceable as of the date of this Agreement. (i) The Company or one of its Subsidiaries or Managed Practices owns all of the Company-Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens and Liens that will be released as part of the payoff of Indebtedness at Closing), and the Company and its Subsidiaries and Managed Practices possess legal rights (pursuant to valid and enforceable written agreements) to use, sell, license and otherwise exploit, as the case may be, all other Company Intellectual Property as the same is used, sold, licensed and otherwise exploited by the Company or one of its Subsidiaries or Managed Practices in the business as currently conducted and as currently proposed to be conducted, (ii) neither the Company nor any of its Subsidiaries or Managed Practices has received any written claims in the past three (3) years that the Company or any of its Subsidiaries or Managed Practices has infringed, misappropriated or violated the Intellectual Property of any other Person (including any unsolicited offers to license any Intellectual Property of a third party) (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years), and there are no such claims threatened in writing, (iii) none of (A) the Company nor any of its Subsidiaries or Managed Practices, (B) the operation of the business of the Company or its Subsidiaries or Managed Practices nor (C) the products or services marketed or sold by the Company or one of its Subsidiaries or Managed Practices, is currently infringing, misappropriating or otherwise violating (or has in the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) infringed, misappropriate or otherwise violated) the Intellectual Property of any other Person and (iv) there has been no infringement, misappropriation or violation by any other Person of the Company-Owned Intellectual Property in the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years).

(b) The Company Intellectual Property comprises all of the Intellectual Property used or held for use in connection with the operation of the business of the Company and its Subsidiaries and Managed Practices as currently conducted, and there is no other Intellectual Property that is material to or necessary for the operation of the business of the Company and its Subsidiaries and Managed Practices as each is currently conducted.

(c) There are no pending, and there have not been during the past three (3) years, any Proceedings against the Company or any of its Subsidiaries or Managed Practices with respect to the enforceability, use (including any assertion of misuse), ownership, scope or validity of any Company Registered Intellectual Property (other than office actions issued in the ordinary course of prosecuting any pending patent or trademark applications).

(d) No Company-Owned Intellectual Property and, to the Company’s Knowledge, no other Company Intellectual Property, is subject to any Order or “march-in” rights which may restrict or otherwise limit the use, transfer, validity, enforceability, scope, disposition or exploitation thereof or any right, title or interest of the Company or any of its Subsidiaries or Managed Practices with respect thereto.

(e) The Company and its Subsidiaries and Managed Practices have not received any government or academic institution funding for research and development projects that either (i) grants rights in the Company-Owned Intellectual Property to the funding entity or that imposes any restrictions that are still in effect in respect of an assignment, license or any other disposition or grant of interest in the Company-Owned Intellectual Property or (ii) includes any repayment obligations in respect of the funding received which will be triggered following the consummation of the Transaction.

(f) (i) All current and former employees and other Persons provided with access to material confidential information or Trade Secrets of the Company or any of its Subsidiaries and Managed Practices have executed written agreements requiring them to maintain such information in confidence and (ii) all current and former employees and independent contractors of the Company or any of its Subsidiaries or Managed Practices who contributed to the development or creation of any material Intellectual Property on behalf of, or intended to be owned by, the Company or any of its Subsidiaries or Managed Practices have assigned to the Company or such Subsidiary or Managed Practice, by way of a present grant, all of such Person’s respective rights in and to such Intellectual Property, except where ownership of such development or creation would vest in the Company or such Subsidiary or Managed Practice by operation of Law.

(g) The Company and its Subsidiaries and Managed Practices have taken reasonable measures to protect and preserve the security and confidentiality of all Trade Secrets included in the Company-Owned Intellectual Property. There has been no unauthorized access to or disclosure of any material Trade Secrets included in the Company-Owned Intellectual Property to any Person in a manner that has resulted or is likely to result in the loss of rights in and to such Trade Secrets.

(h) There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries or Managed Practices to any Person (other than salaries, fees and other consideration payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company Intellectual Property.

(i) The Company and its Subsidiaries and Managed Practices comply and have complied, in all material respects, with all applicable licenses with respect to Open Source Software in connection with the proprietary software of the Company and its Subsidiaries and Managed Practices. The Company and its Subsidiaries and Managed Practices have not (i) incorporated Open Source Software into, or combined or linked Open Source Software with, the any Company Software or (ii) distributed Open Source Software in conjunction with any Company Software, in such a way that, with respect to the foregoing clause (i) or (ii), require, as a condition of use, modification or distribution of such Open Source Software that other Software incorporated into, derived from or distributed with such Open Source Software be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge.

(j) As of immediately following the Closing, the Company and its Subsidiaries and Managed Practices will own all Company-Owned Intellectual Property and have substantially the same rights in the Company Intellectual Property that the Company and its Subsidiaries and Managed Practices had immediately prior to the Closing, free and clear of all Liens (except Permitted Liens) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or its Subsidiaries or Managed Practices would otherwise have been required to pay absent the Transactions. The Transactions do not and will not conflict with, result in the forfeiture of, impair or result in a breach of or default under, or payment of any additional amount with respect to, or require the consent of any other Person in respect of, the right to own Company-Owned Intellectual Property or use any Company Intellectual Property.

(k) Neither the consummation of the Transactions nor the assignment to Buyer or its Affiliates by operation of law or otherwise of any Contracts to which Company (or any of its Subsidiaries or Managed Practices) is a party, will result in (i) Buyer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, Buyer or any of its Affiliates or (ii) Buyer or any of its Affiliates being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses.

4.11 Litigation. There are no, and in the past three (3) years there have been no, Proceedings pending or, to the Company’s Knowledge, threatened, orally or in writing, against the Company or any of its Subsidiaries or Managed Practices and that (a) seek injunctive or other equitable relief, or damages with respect to which uninsured Liability is reasonably anticipated to exceed $250,000 or (b) are brought by any Governmental Authority. None of the Company or any of its Subsidiaries or Managed Practices is, or has in the past three (3) years been, subject to any (i) Order or (ii) other settlement or resolution of a non-governmental matter that imposes continuing obligations on the Company or any of its Subsidiaries or Managed Practices. The Company and each of its Subsidiaries and Managed Practices has submitted each pending or threatened Proceeding for which there is insurance coverage to its applicable insurance carrier. There is no Proceeding by the Company or any of its Subsidiaries or Managed Practices pending, or which the Company or any of its Subsidiaries or Managed Practices has commenced preparations to initiate, against any other Person.

4.12 Employee Benefit Plans.

(a) Schedule 4.12(a) sets forth a true, correct and complete list, as of the date hereof, of each Benefit Plan (other than individualized (i) employment agreements between any Managed Practice and a Licensed Provider that do not provide for any severance, retention bonus, change in control benefits or similar types of payments and (ii) offer letters entered into in the Ordinary Course of Business with employees who are employed at-will and that do not provide for any severance, retention bonus, change in control benefits or similar types of payments or benefits). With respect to each Benefit Plan set forth on Schedule 4.12(a), the Company has provided or made available to Buyer a true, correct and complete copy, to the extent applicable, of (A) the plan document (including all amendments thereto) governing such Benefit Plan or, if such Benefit Plan is not in writing, a written description of such Benefit Plan, (B) if the Benefit Plan is funded through a trust or any other funding arrangement, a copy of such trust or other funding arrangement, (C) each ERISA summary plan description and summary of material modifications, (D) the most recently filed annual report on IRS Form 5500, (E) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (F) the most recently received IRS determination letter (or opinion or advisory letter, if applicable), (G) the most recent results of all required compliance testing, and (H) all material non-routine correspondence to and from any Governmental Authority within the last three (3) years.

(b) Each Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code, has either received a favorable determination letter or opinion letter from the Internal Revenue Service that such Benefit Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code.

(c) Except as set forth on Schedule 4.12(c), (i) each Benefit Plan has been maintained and administered in material compliance with its terms and is in material compliance with the applicable requirements of the Code, ERISA and all other Laws, (ii) all contributions required to be made with respect to each Benefit Plan on or prior to the date hereof have been made or properly accrued, and (iii) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any Benefit Plan participant have been timely filed or distributed.

(d) Except as set forth on Schedule 4.12(d) or would not reasonably be expected, individually or in the aggregate, to result in material liability to the Company or its Subsidiaries or Managed Practices, (i) there are no claims pending, or to the Company’s Knowledge, threatened in writing with respect to any Benefit Plan by any Company Service Provider or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits and appeals of denials of such claims), (ii) no Benefit Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by any Governmental Authority, and (iii) no Benefit Plan is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) Except as set forth on Schedule 4.12(e), none of the Company or its Subsidiaries or Managed Practices, nor any of its ERISA Affiliates sponsors, maintains, administers or contributes to, has any obligation to contribute to or has any actual or potential liability in respect of, or, to the Company’s Knowledge, within the previous six (6) years, has sponsored, maintained, administered or contributed to (or had any obligation to contribute to), and no Benefit Plan is, (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” that is subject to Section 210 of ERISA or Section 413(c) of the Code, (iii) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA) or (iv) a Multiemployer Plan.

(f) Except as set forth on Schedule 4.12(f), there does not now exist, nor do circumstances exist that can result in, any Controlled Group Liability of the Company, any of its Subsidiaries, any Managed Practices or any ERISA Affiliate that could be a Liability of Buyer or its Affiliates (including the Company or its Subsidiaries or Managed Practices following the Closing).

(g) The Company and its Subsidiaries and Managed Practices have not, nor, to the Company’s Knowledge, have any Company Service Providers or any other “fiduciary,” as such term is defined in Section 3(21) of ERISA, committed any material breach of fiduciary responsibility imposed by ERISA or any other Law with respect to the Benefit Plans which would subject the Company or its Subsidiaries or Managed Practices or any Company Service Providers to any material liability under ERISA or any Law. The Company and its Subsidiaries and Managed Practices have not engaged in, and to the Company’s Knowledge, no other Person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) that would reasonably be expected to result in a material liability to the Company or its Subsidiaries or Managed Practices.

(h) The Company and its Subsidiaries and Managed Practices have not incurred any material liability for any Tax or civil penalty imposed under Chapter 43 of the Code or Sections 409 or 502 of ERISA which has not been satisfied in full.

(i) None of the Benefit Plans obligate the Company or its Subsidiaries or Managed Practices to provide a Company Service Provider (or any dependent thereof) any life insurance or medical or health benefits after their termination of employment with the Company or its applicable Subsidiary or Managed Practice, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar Law.

(j) Each Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all respects. Neither the Company nor any of its Subsidiaries or Managed Practices has any obligation to gross-up or reimburse any Company Service Provider for any Taxes incurred by any such individual under Sections 409A or 4999 of the Code.

(k) Except as set forth on Schedule 4.12(k), neither the execution of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) could (i) entitle any Company Service Provider of the Company or its Subsidiaries or Managed Practices (or any dependent or beneficiary thereof) to any payment of compensation, (ii) increase the amount of compensation or benefits due to any such person, (iii) accelerate the vesting, funding or time of payment of any compensation or benefit, (iv) require a contribution by the Company or any of its Subsidiaries or Managed Practices to any Benefit Plan, (v) result in any payments or benefits that, individually or in combination with any other payment or benefit, could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code or (vi) trigger any Tax gross-up, Tax equalization or other Tax reimbursement payment from the Company or any of its Subsidiaries or Managed Practices to any Company Service Provider.

4.13 Insurance. Schedule 4.13 sets forth a true, correct and complete list, as of the date hereof, of each insurance policy, together with the type of coverage, carrier, policy number, policy period and coverage limits for each such policy, maintained by or for the benefit of the Company and its Subsidiaries and Managed Practices or their properties, assets, products, businesses or personnel (the “Insurance Policies”). All Insurance Policies are in full force and effect, and all premiums due and payable thereon have been paid in full. Neither the Company nor any of its Subsidiaries or Managed Practices is in material default or breach with respect to any provision contained in any Insurance Policy, including with respect to providing timely and otherwise valid notice to the applicable insurer(s) of any occurrence, claim or other matter that may be covered thereunder. Neither the Company nor any of its Subsidiaries or Managed Practices has received any notice of, nor to the Company’s Knowledge, is there threatened, any cancellation, termination, revocation, amendment, reduction of coverage or premium increases with respect to any Insurance Policy. No claim currently is pending under any Insurance Policy (or any predecessor insurance policy) involving an amount in excess of $250,000, and the coverage limits of each Insurance Policy remain fully in place without any material erosion. All insurable risks in respect of the business and assets of the Company and its Subsidiaries and Managed Practices are covered by the Insurance Policies in amounts as are reasonably adequate for the Company or its Subsidiaries or Managed Practices, taken as a whole, and sufficient for compliance by the Company and its Subsidiaries and Managed Practices with all Material Contracts, Leases and Law, and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company and its Subsidiaries and Managed Practices are engaged. The activities and operations of the Company and its Subsidiaries and Managed Practices have been conducted in a manner so as to conform in all material respects to all applicable provisions of the Insurance Policies. The consummation of the Transactions will not cause a cancellation or reduction in the coverage of the Insurance Policies.

4.14 Environmental Matters.

(a) The Company and its Subsidiaries and Managed Practices are, and except for matters which have been fully resolved, have been in compliance in all material respects with all Environmental Laws applicable to their current operations, which compliance includes the possession of all Permits required under Environmental Laws.

(b) None of the Company nor any of its Subsidiaries or Managed Practices has in the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) received written notice from any Person regarding any actual or alleged material violation of or material liability or material investigatory, corrective or remedial obligation under Environmental Laws and there are no facts, conditions or circumstances that would be reasonably expected to form the basis of any such notice. To the Company’s Knowledge, there are no such notices that were received prior to three (3) years prior to the date of this Agreement which remain unresolved.

(c) None of the Company nor any of its Subsidiaries or Managed Practices is subject to any current or, to the Company’s Knowledge, threatened, Proceeding, Order or directive asserting a material violation of, or remedial obligation or liability under, Environmental Laws and there are no facts, conditions or circumstances that would be reasonably expected to form the basis of any such Proceeding, Order or directive.

(d) None of the Company nor any of its Subsidiaries or Managed Practices has (i) released Hazardous Substances into the soil or groundwater at, under or from any real property, in concentrations or quantities that exceed applicable remediation standards under Environmental Laws, and (ii) arranged for the disposal or transported for disposal any Hazardous Substances to any location from which there has been a release of Hazardous Substances.

(e) The Company and each of its respective Subsidiaries and Managed Practices have delivered or otherwise made available for inspection to Buyer true, correct and complete copies of any material reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), correspondence, or studies in the possession of or reasonably available to the Company or any of its Subsidiaries or Managed Practices pertaining to, with respect to the Company or any of its Subsidiaries or Managed Practices, any liabilities under Environmental Laws, any non-compliance with environmental Liabilities, or any releases or threatened releases of Hazardous Substances for which the Company or any of its Subsidiaries or Managed Practices could reasonably be expected to have liability.

4.15 Affiliate Transactions. Schedule 4.15 sets forth a true, correct and complete list, as of the date hereof, of all Contracts and transactions to or by which (a) the Company or any of its Subsidiaries or Managed Practices, on the one hand, and (b) any Affiliate, member, equityholder, director, manager, officer or employee of the Company or any of its Subsidiaries or Managed Practices, or any individual related by blood, marriage or adoption to any such individual (collectively in this clause (b), “Company Related Parties”), on the other hand, are parties or are otherwise bound, other than (i) any employment or compensation related Contracts, (ii) equity arrangements with the Company disclosed on Schedule 4.04(a) and (iii) Contracts between the Company or any of its Subsidiaries, on the one hand, and the Managed Practices, on the other hand, entered into in the Ordinary Course of Business. Except as set forth on Schedule 4.15, no Company Related Party (A) has any right, title or interest in or to, or uses, holds for use or licenses, any of the assets or properties used in the business of the Company or its Subsidiaries or Managed Practices, whether tangible or intangible, (B) has initiated or, to the Company’s Knowledge, threatened to bring any Proceeding against the Company or any of its Subsidiaries or Managed Practices in the past three (3) years, (C) has engaged in any non-ordinary course transaction with the Company or its Subsidiaries or Managed Practices in the past three (3) years or (D) provides or causes to be provided to the business of the Company or its Subsidiaries or Managed Practices any of the assets, properties, services or facilities used in such business.

4.16 Brokers. Other than with respect to Barclays Capital Inc. and Goldman Sachs & Co. LLC (for whom all fees and other amounts payable to shall be included in the Transaction Expenses), no broker, finder, financial advisor or investment banker is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s fee or commission or similar payment in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or Managed Practices, or any of their respective Affiliates.

4.17 Permits; Compliance with Laws.

(a) The Company, its Subsidiaries, the Managed Practices and, to the Company’s Knowledge, the Licensed Providers, hold, and have held at all times in the past three (3) years, and are, and have been at all times for the past three (3) years, in compliance with, all material Permits which are required for the lawful operation of their business or the provision of professional services, as applicable (the “Material Permits”), and have made all material declarations and filings with Governmental Authorities necessary for the lawful conduct of their respective businesses. The Material Permits are valid and in full force and effect, none of the Company, its Subsidiaries, the Managed Practices or, to the Company’s Knowledge, Licensed Providers are in default under the Material Permits, and none of the Material Permits will be terminated as a result of the Transactions. None of the Company, its Subsidiaries, the Managed Practices or, to the Company’s Knowledge, Licensed Providers has received written or oral notice, in the past three (3) years (in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years), of any Proceedings pending or, to the Company’s Knowledge, threatened, relating to the cancellation, suspension, revocation, recission or modification of any Material Permit or indicating such Material Permit will not be renewed in the ordinary course, or alleging the failure to hold or comply with any permit, license, approval, certificate or other authorization of any Governmental Authority.

(b) (i) The Company, its Subsidiaries, the Managed Practices and, to the Company’s Knowledge, the Licensed Providers are and, during the past three (3) years have been, in compliance in all material respects with all Laws applicable to their respective businesses, operations and assets, including all applicable Healthcare Laws and (ii) none of the Company, its Subsidiaries, the Managed Practices or, to the Company’s Knowledge, the Licensed Providers have, at any time during the past three (3) years, received any written or oral communication from any Governmental Authority, or any written notice of any Proceeding against them, alleging any failure to comply with any Law, including any applicable Healthcare Law. The Company, its Subsidiaries, the Managed Practices and, to the Company’s Knowledge, the Licensed Providers maintain effective written policies, controls and systems designed to ensure compliance with all Laws applicable to their respective businesses, operations and assets, including all applicable Healthcare Laws.

4.18 Healthcare Law Matters.

(a) The Company and each of its Subsidiaries and Managed Practices (in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) have, and for the past three (3) years have had, an operational compliance program that (i) governs all Licensed Providers and other workforce members, (ii) is consistent with the standards and guidance promulgated by the U.S. Department of Health and Human Services Office of Inspector General (“OIG”), (iii) complies with applicable industry codes of conduct, and (iv) addresses compliance with applicable Healthcare Laws. The Company and each of its Subsidiaries and Managed Practices operates in compliance, in all material respects, with such compliance program, and consistent with all applicable Healthcare Laws.

(b) None of the Company or any of its Subsidiaries, Managed Practices or ASCs or, to the Company’s Knowledge, any of its or their respective directors, officers, limited liability company managers or employees is, or at any time during the past three (3) years has been, (i) debarred, excluded or suspended from participating in any Governmental Health Program, (ii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act or any regulation promulgated thereunder, or assessed any other fine or penalty by any other Governmental Authority in connection with any violation of any Governmental Health Program requirement, (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs, (iv) convicted of or entered a plea of guilty or nolo contendere to any criminal or civil offense relating to the delivery of any item or service under a state or Governmental Health Program, (v) engaged in any activity in violation of, or that is cause for, civil penalties or mandatory or permissive exclusion under any Healthcare Law or (vi) a defendant in any unsealed qui tam/False Claims Act litigation, nor aware of any such actions pending or threatened. None of the Company nor any of its Subsidiaries, Managed Practices or ASCs is, or at any time during the past three (3) years has been, (A) party to any individual or corporate integrity agreement with OIG or any deferred or non-prosecution agreement, judgment, order, consent, decree, monitoring agreement, plan of correction or similar agreement with or imposed by any Governmental Authority, nor otherwise has any continuing reporting obligations pursuant to any such agreement with any Governmental Authority; or (B) except as set forth on Schedule 4.18(b), made any submissions pursuant to the OIG’s Self Disclosure Protocol or Centers for Medicare and Medicaid Services’ Self-Reporting Disclosure Protocol. The Company and its Subsidiaries and Managed Practices conduct debarment, exclusion, and disqualification screening on all Licensed Providers, directors, officers, employees, vendors, and independent contractors monthly.

(c) Each of the Company and each of its Subsidiaries, Managed Practices and ASCs is, and has been for the past three (3) years, qualified and certified (to the extent such qualification or certification is required by applicable Healthcare Laws or the applicable Program) for participation in all Programs from which any such entity seeks or receives material reimbursement for services applicable to any such entity, and are in good standing with the Program in which the applicable entity participates or receives payment. The billing practices of each of the Company and its Subsidiaries, Managed Practices and ASCs, as applicable, with respect to all patients and Programs are, and have at all times during the past three (3) years been in compliance in all material respects with all applicable Payor Agreements and Healthcare Laws. No action is pending to suspend, limit, terminate or revoke the status of any of the Company or its Subsidiaries or Managed Practices as a provider in any Program, and none of the Company or any of its Subsidiaries or Managed Practices has been provided written notice by any Program of its intention to suspend, limit, terminate, revoke or fail to renew any contractual arrangement with such entity as a participating provider of services in whole or in part.

(d) During the past three (3) years, each of the Company and its Subsidiaries, Managed Practices and ASCs has filed timely and accurately all claims and other reports required to be filed in connection with all Programs and all such claims and reports are true and correct in all material respects. During the last three (3) years, none of the Company or its Subsidiaries or Managed Practices has submitted, or caused to be submitted, any claim for payment to any Program in material violation of any Healthcare Law or requirements of any Program. None of the Company or its Subsidiaries, Managed Practices or ASCs has at any time during the past three (3) years received any written notice from any of the Programs of any Proceeding with respect to any of the claims filed by any such entity for reimbursement or with respect to any investigation or audit by such Program. The Company and each of its Subsidiaries, Managed Practices and ASCs has timely paid or made reasonable provision to pay, resolved or appealed (or the applicable Program has recouped) all known refunds, overpayments, discounts or adjustments that have become due with respect to such claims and reports, has not knowingly received and retained reimbursements from any Programs in excess of the amounts permitted by applicable Payor Agreements and Healthcare Laws, and except for routine or immaterial post-payment reviews or audits in the Ordinary Course of Business, no Program has requested or threatened, orally or in writing, any material recoupment, refund or offset from such entity that has not timely been appealed, repaid, resolved or recouped. There are no Program recoupments currently being sought, requested or claimed against the Company or any of its Subsidiaries, Managed Practices or ASCs individually in excess of $150,000.

(e) The Company and each of its Subsidiaries and Managed Practices are, and for the last three (3) years have been, in compliance in all material respects with HIPAA. Except as set forth on Schedule 4.18(e), during the last three (3) years, the Company and each of its Subsidiaries and Managed Practices have not (i) made any disclosures or notifications to any Governmental Authority, patient, or payor regarding a “breach” of “protected health information” as defined in 45 C.F.R. § 160.103 (or “PHI”) in its possession or under its control or (ii) received any written complaints, audit requests or notices from any Governmental Authority alleging a violation of HIPAA.

(i) For the past three (3) years (in each case, with respect to any Managed Practice, limited by the Company’s Knowledge with respect to the period of time prior to the applicable Managed Practice’s Look-Back Period), the Company and each of its Subsidiaries and Managed Practices have entered into business associate agreements (or, as applicable, subcontractor business associate agreements) with third parties in each instance where the Company or its Subsidiary or Managed Practice, as applicable, (A) is acting as a Business Associate or Subcontractor Business Associate (as defined in 45 C.F.R. § 160.103) to such third party or (B) provides PHI to such third party and the third party acts as a Business Associate or Subcontractor Business Associate of the Company or its Subsidiaries or Managed Practices (collectively, the “Business Associate Agreements”). For the past three (3) years, the Company and each of its Subsidiaries and Managed Practices has been, and each is, in compliance in all material respects with the provisions of, and has not breached, and is not breaching, such Business Associate Agreements.

(ii) The Company and each of its Subsidiaries and Managed Practices has implemented and maintains a HIPAA compliance program, including administrative, technical and physical safeguards, that is comprised of appropriate written policies, procedures and annual training to all workforce members designed, consistent with compliant industry practices, to assure continued compliance with HIPAA and to detect non-compliance.

(iii) For the past three (3) years, the Company and its Subsidiaries and Managed Practices (in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) have performed security risk assessments that materially meet the standards set forth at 45 C.F.R. § 164.308(a)(1)(ii)(A) and have addressed and remediated all material threats and deficiencies identified in each such security risk assessments.

(iv) For the past three (3) years, no breach or successful “security incident” (as defined in 45 C.F.R. § 164.304), has occurred with respect to PHI in any of the Company’s or its Subsidiaries’ or Managed Practices’ possession or control.

(v) None of the websites or mobile applications developed or maintained by or on behalf of the Company or its Subsidiaries or Managed Practices has used or disclosed PHI or other personal health information in a manner that constitutes a breach under, or otherwise violates, HIPAA.

4.19 Data Privacy and Security.

(a) (i) For the past three (3) years, the Company and its Subsidiaries and Managed Practices (in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) have implemented and maintained policies, programs and procedures with respect to the Processing of Personal Information in accordance with all applicable Data Protection Laws, and have been in compliance with applicable Data Protection Requirements. (ii) The Company and its Subsidiaries and Managed Practices have obtained written agreements from all subcontractors that Process Personal Information on behalf of the Company and its Subsidiaries and Managed Practices that satisfy, in all material respects, the requirements of applicable Data Protection Requirements, and no such subcontractor is in breach of any such agreement in any material respect. (iii) During the past three (3) years, none of the Company or any of its Subsidiaries or Managed Practices (in each case, with respect to any Managed Practice, limited by the Company’s Knowledge with respect to the period of time prior to the applicable Managed Practice’s Look-Back Period) has received any written communication from any Person (including any Governmental Authority) that alleges that the Company or any of its Subsidiaries or Managed Practices is not in compliance with any Data Protection Requirements.

(b) The hardware, firmware, Software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment used by or on behalf of the Company and its Subsidiaries and Managed Practices in the operation of their respective businesses (collectively, “Business IT Assets”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company, its Subsidiaries and Managed Practices as currently conducted. The Business IT Assets have not materially malfunctioned or failed within the past three (3) years. The Business IT Assets are free and clear of all material Malicious Code, bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries and Managed Practices have implemented and maintained appropriate physical, technical and administrative safeguards to protect Personal Information Processed by or on behalf of the Company and its Subsidiaries and Managed Practices, any other confidential information and the integrity and security of Business IT Assets used in connection with their businesses, and during the past three (3) years, there have been no material breaches, violations, outages or unauthorized uses of or accesses, or any claims or Proceedings with respect thereto, except for those that have been remedied without material cost or liability and without the duty to notify any other Person. The Company and its Subsidiaries and Managed Practices have implemented commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan.

(c) The Company and each of its Subsidiaries and Managed Practices have implemented and maintain a comprehensive and reasonable security plan that (i) identifies internal and external risks to the security of Personal Information, (ii) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks and (iii) maintains notification procedures in compliance with Data Protection Requirements in the case of any breach of security compromising data containing Personal Information.

4.20 Employees.

(a) Neither the Company nor any of its Subsidiaries or Managed Practices is party to or bound by any Collective Bargaining Agreement, and no employees are represented by a labor union, works council, labor organization or other employee representative body with respect to their employment with the Company or any of its Subsidiaries or Managed Practices. To the Company’s Knowledge, there are no, and for the past three (3) years there have been no, union organizing activities or efforts against or affecting the Company or any of its Subsidiaries or Managed Practices (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years). There are no, and for the past three (3) years there have been no, pending or, to the Company’s Knowledge, threatened, unfair labor practice charges, strikes, concerted work stoppages, concerted walkouts, lockouts, arbitrations, grievances, picketing, handbilling, or similar material labor-related disputes against or affecting the Company or any of its Subsidiaries or Managed Practices (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years).

(b) Schedule 4.20(b) sets forth a true, correct and complete list, as of the date hereof, of the employee identification numbers, titles, hire dates, annual base salary or hourly wage rate, as applicable, of all current employees of the Company and its Subsidiaries and Managed Practices, including their principal work location, leave status, status as full-time or part-time, and exempt or non-exempt classification (as applicable). No executive-level employee at the Company or any of its Subsidiaries, or a physician working at a Managed Practice, has informed the Company or any of its Subsidiaries or Managed Practices of any plan to retire or to terminate employment with the Company or any of its Subsidiaries or Managed Practices, as applicable, prior to the one (1)-year anniversary of the Closing, and, to the Company’s Knowledge, no such Person or Persons has any plans to retire or terminate employment with the Company any of or its Subsidiaries or Managed Practices prior to the one (1)-year anniversary following the Closing.

(c) The Company and each of its Subsidiaries and Managed Practices are, and for the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) have been, in compliance in all material respects with all Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, employee and independent contractor classification, child labor, immigration and work authorizations, employment discrimination and harassment, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws (“WARN Act”)), affirmative action, workers’ compensation, labor relations, employee leave issues, automated employment decision tools and other artificial intelligence, social welfare obligations and unemployment insurance. There are no, and for the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) there have been no, claims, suits, investigations, or other Proceedings pending or, to the Company’s Knowledge, threatened by or on behalf of any employee of the Company or any of its Subsidiaries or Managed Practices, that relate to employment or labor matters.

(d) Except as would not result in material liability for the Company or any of its Subsidiaries or Managed Practices, for the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years), (i) the Company and each of its Subsidiaries and Managed Practices have fully and timely paid all salaries, wages, severance and termination pay and other compensation that has become due and payable to their Company Service Providers, and (ii) each Company Service Provider who is or for the past three (3) years (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than three (3) years) has been employed or engaged by the Company or any of its Subsidiaries or Managed Practices is and has been properly classified as such for all applicable purposes.

(e) None of the Company or any of its Subsidiaries or Managed Practices is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or Managed Practices that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of its Subsidiaries or Managed Practices (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period) or (ii) an employee of the Company or any of its Subsidiaries or Managed Practices at the level of Vice President or above.

(f) No employee of the Company or any of its Subsidiaries or Managed Practices is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to the Company or any of its Subsidiaries or Managed Practices or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or Managed Practices or (B) to the knowledge or use of Trade Secrets or proprietary information.

4.21 Sanctions Matters.

(a) During the past five (5) years, the Company and its Subsidiaries and Managed Practices (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than five (5) years) and their respective directors, managers, officers, employees, agents, distributors, representatives, independent contractors, or other Persons authorized to act on the behalf of the Company or its Subsidiaries or Managed Practices (collectively, the “Relevant Persons”) have not (i) conducted, directly or indirectly, any business with, in or involving any Sanctioned Country, Sanctioned Person or Restricted Person or (ii) been the subject of or otherwise involved in any investigation, inquiry or enforcement proceeding, or received any written communication from a Governmental Authority, in each case, regarding non-compliance with any Sanctions or been assessed civil penalties under any Sanctions.

(b) During the past five (5) years, neither the Company nor any of its Subsidiaries or Managed Practices (but in each case, with respect to any Managed Practice, limited to such Managed Practice’s applicable Look-Back Period if such period is less than five (5) years), nor any of their respective Relevant Persons, has been a Sanctioned Person or a Restricted Person or engaged in any transaction or conduct that would reasonably be likely to result in them becoming a Sanctioned Person or a Restricted Person.

4.22 Securities Matters.

(a) The issuance of the Cardinal Common Units (i) does not require any further action by the Company or its board of managers or equivalent body, by any holder of Equity Interests in the Company or by any member of the Company, (ii) is not subject to any preemptive rights or rights of first refusal or any similar rights of any present or future members or holders of Equity Interests of the Company, and (iii) does not conflict with any provision of any contractual obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. At the Closing, the Cardinal Common Units will be duly authorized, validly issued, and fully paid.

(b) The issuance of the Cardinal Common Units does not and will not result in or give rise to, and is not and will not be subject to, any anti-dilution rights (or adjustment to an exercise price or a conversion price with respect to any Equity Interests of the Company), preemptive rights, rights of first offer, rights of first refusal or similar rights of any Person with respect to Equity Interests of the Company or any of its Subsidiaries.

(c) After giving effect to the Transactions, all of the Equity Interests of the Company and its Subsidiaries will have been duly authorized, validly issued, fully paid and, if applicable, nonassessable. The offer, issuance, sale and delivery of the Cardinal Common Units are exempt from the registration requirements of the Securities Act and the qualification or registration provisions of applicable state securities Laws. Neither the Company nor any Person authorized by the Company to act on its behalf has engaged in any form of general solicitation or general advertising in connection with the offer, issuance, sale or delivery of the Cardinal Common Units. No “bad actor” disqualifying event described in Rule 506(d)(1)(i) through (viii) under the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, with respect to the Company as an issuer for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act, except for a Disqualification Event as to which Rule 506(d)(2)(ii) though (iv) or (d)(3) under the Securities Act, is applicable. There are no preemptive rights, rights of first refusal, put or call rights or obligations, anti-dilution rights or any similar rights with respect to the issuance, sale or redemption of any Equity Interests of the Company or any Subsidiary thereof, other than rights set forth in the Company A&R LLC Agreement. The relative rights, preferences and other terms relating to the Common Units (including the Cardinal Common Units) are as set forth in the Company A&R LLC Agreement. The Company A&R LLC Agreement, including the relative rights, preferences and other terms of the Common Units (including the Cardinal Common Units), is a legal, valid and binding obligation of the Company and its respective members (other than Buyer), enforceable in accordance with its terms, subject to the Enforceability Exceptions. Other than the rights set forth in the Company A&R LLC Agreement, there are no rights to have any Equity Interests of the Company or any of its Subsidiaries registered for sale to the public or for any other purpose pursuant to the laws of any jurisdiction, and there are no agreements relating to the voting of any securities of the Company or any of its Subsidiaries or restrictions on the transfer of any Equity Interests of the Company or any of its Subsidiaries.

(d) The Company has not paid or given, directly or indirectly, any commission or other remuneration to any Person for soliciting the exchange of any securities of the Company in connection with the Transactions or for soliciting the consent of any member or holder of Equity Interests of the Company (or any representatives of such members or holders) with respect to any of the Transactions. Neither the Company nor any Person authorized by the Company to act on its behalf has made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering or issuance of the Cardinal Common Units under this Agreement to be integrated with other offerings by the Company for purposes of the Securities Act in a manner that would result in Regulation D under the Securities Act or any other applicable exemption from registration under the Securities Act not being available for such offering or issuance, and neither the Company nor any Person authorized by the Company to act on its behalf will take any action or steps that would cause the offering or issuance of the Cardinal Common Units under this Agreement to be integrated with other offerings.

(e) None of the Company or any of its Subsidiaries is, or will be after giving effect to Transactions, an “investment company” within the meaning of the Investment Company Act of 1940.

(f) No class of securities of the Company or any of its Subsidiaries or any of their respective predecessors is or has at any time been required to be registered, and no such class of securities is or has at any time been registered, under Section 12 of the Exchange Act. Neither the Company nor any of its Subsidiaries is or has at any time been required to file periodic reports with the SEC pursuant to Section 13 of the Exchange Act or Section 15(d) of the Exchange Act.

ARTICLE V

PRE-CLOSING COVENANTS

5.01 Reasonable Best Efforts.

(a) Subject to the terms and conditions herein provided, each Party shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the Transactions prior to the End Date (including the satisfaction of the closing conditions set forth in Article VIII and Article IX). Without limiting the generality of the foregoing, each Party shall make an appropriate filing pursuant to the HSR Act and the Competition Laws set forth on Schedule 5.01(a) in each case with respect to the Transactions promptly (and in any event, in the case of the filings made pursuant to the HSR Act, within ten (10) Business Days) after the date hereof. Without limiting the generality of the foregoing, (i) Buyer, Merger Sub, the Company and their respective Affiliates shall use reasonable best efforts to respond as promptly as reasonably practicable to any formal or informal inquiries or requests for documentation or information or any requests for additional information (including any “second request”) received from any Governmental Authority, (ii) no Party or its respective Affiliates shall extend any waiting, review or comparable period under any Competition Law or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the Company and Buyer and (iii) the Company shall keep Buyer promptly informed of any planned or completed acquisitions made or to be made by the Company or any of its Subsidiaries or Managed Practices. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, directly or indirectly, any Party or its respective Affiliates to (A) offer, negotiate, commit to, suffer, permit or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any entities, assets, rights, businesses, products, services or facilities of Buyer, the Company or any of their respective Affiliates, or any behavioral limitations or requirements, conduct restrictions or requirements or other restrictions, requirements, conditions, limitations or commitments on or with respect to the activities, assets, rights, businesses, products, services or facilities of Buyer, the Company or any of their respective Affiliates or (B) defend against any Proceeding by any Governmental Authority or other Person seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions or seeking damages in connection therewith, or appeal or otherwise contest any Order entered or issued in any such Proceeding that would make consummation of the Transactions in accordance with their terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions. No Party shall (or permit any of its Affiliates to) offer, negotiate, commit to, suffer, permit or effect any of the foregoing actions in connection with any consents of Governmental Authorities or any actions relating to Competition Laws without the prior written consent of Buyer and the Company. Buyer and the Company shall jointly devise, control and direct the strategy and timing for, and make all material decisions relating to, compliance with and filings under Competition Laws, including any decision to “pull and refile” any filings made pursuant to the HSR Act and any decision relating to defending and resolving any Proceeding by any Governmental Authority or other Person (other than a Party or its Affiliates). All filing fees incurred in connection with Competition Laws shall be borne by Buyer.

(b) Each of Buyer, Merger Sub and the Company shall furnish to the others such information and assistance as the others may reasonably request in connection with complying with and making any filings under Competition Laws, and shall promptly notify the other Parties of any written communication made by such Party or its Affiliates to any Governmental Authority or received by such Party or its Affiliates from any Governmental Authority, in each case regarding any of the Transactions, and, subject to Law, (i) if practicable, permit the other Parties to review in advance any proposed written communication to any such Governmental Authority and incorporate the other Parties’ reasonable comments, (ii) not agree (or permit any of such Party’s Affiliates to agree) to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent practicable, it consults with the other Parties in advance and, unless prohibited or otherwise requested by such Governmental Authority, it gives the other Parties the opportunity to attend or participate, and (iii) furnish the other Parties with copies of all correspondence, filings and written communications between such Party and its Affiliates and their respective representatives, on the one hand, and any such Governmental Authority or its respective staff, on the other hand, with respect to this Agreement and the Transactions. For the avoidance of doubt, nothing in this Agreement shall require a Party to share its Notification and Report Form filed pursuant to the HSR Act (or comparable filing made under the Competition Laws set forth on Schedule 5.01(a)) with the other Parties or any of their respective Affiliates. Each Party may, as it deems advisable and necessary, reasonably designate material provided to any other Party pursuant to this Section 5.01 as “Outside Counsel Only” material, and may also redact the material as necessary to (A) remove references to valuation, (B) address legal privilege, work-product protection or confidentiality concerns (including where disclosure could cause competitive harm to a Party or its Affiliates) or (C) comply with Law or contractual arrangements.

(c) Each Party agrees to cooperate in obtaining, and to use reasonable best efforts to obtain (and to cause its Affiliates to cooperate in obtaining and to use reasonable best efforts to obtain), any other consents and approvals of third parties that may be required in connection with the Transactions pursuant to the Material Contracts or Leases (it being understood that Buyer’s and Merger Sub’s obligations pursuant to this Section 5.01(c) shall be qualified by the restrictions set forth in Section 5.03(b)). Notwithstanding anything to the contrary in this Agreement, nothing herein shall obligate or be construed to obligate the Company or any of its Subsidiaries or Buyer or any of its Affiliates to (and none of the Company nor any of its Subsidiaries shall without the prior written consent of Buyer) make, or to cause to be made, any payment or offer or grant any accommodation or concession (financial or otherwise) to any third party in order to obtain the consent or approval of such third party as contemplated by this Section 5.01(c).

(d) The Parties acknowledge that certain notices of and consents to the Transactions may be required with respect to Permits held by the Company and its Subsidiaries and Managed Practices (including any notice or consent set forth on Schedule 4.03(c)). Without limitation to the other obligations set forth in this Section 5.01, the Company shall, and shall cause each of its Subsidiaries and, to the extent permitted by Law and subject to the scope of the Company’s or its Subsidiaries’ rights and authority with respect to such matters as it relates to the Managed Practices, Managed Practices to, cooperate with Buyer and its Affiliates in connection with Buyer or its Affiliates submitting such notices and obtaining any such consents.

5.02 Conduct of the Business. From and after the date of this Agreement until the Closing or the earlier valid termination of this Agreement in accordance with its terms, except (w) as set forth on Schedule 5.02, (x) as expressly required by this Agreement, (y) as required by Law or (z) with the prior written consent of Buyer (which consent, other than with respect to matters that are the subject of Section 5.02(i)(B), shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries and, to the extent permitted by Law and subject to the scope of the Company’s or its Subsidiaries’ rights and authority with respect to such matters as it relates to the Managed Practices, Managed Practices to, (A) conduct their respective businesses and operations in the Ordinary Course of Business, (B) use reasonable best efforts to preserve their respective (1) goodwill and present business operations and organization and (2) existing relationships with customers, suppliers, business partners, employees, licensors, licensees, Managed Practices and other Persons that have business relationships (including pursuant to the Payor Agreements) with the Company or any of its Subsidiaries or Managed Practices, (C) maintain their respective assets in good working order and repair, (D) pay their respective debts, Taxes and other obligations when due in the Ordinary Course of Business and (E) not:

(a) transfer, issue, deliver, reissue or sell, dispose of, encumber or pledge any Equity Interests of the Company or its Subsidiaries or grant Equity Interests or other rights to purchase, acquire, exchange or exercise (including upon conversion) any securities of the Company or its Subsidiaries;

(b) create, incur, assume, guarantee or become liable for any Indebtedness of the type described in clause (a), (b), (d) or (f) of the definition thereof, other than pursuant to arrangements set forth on Schedule 2.02(b)(x) or solely among or between the Company and one or more of its Subsidiaries;

(c) sell, transfer, lease, sublease, assign, abandon, mortgage, pledge, grant any Person the right to use or occupy, or otherwise dispose of or subject or permit to be subjected to any Lien (other than Permitted Liens), any of their respective businesses or divisions or any of their respective material real property or material tangible property or other material assets;

(d) sell, assign, transfer, license or otherwise grant rights in, abandon, fail to maintain, defend or prosecute, permit to lapse, dedicate to the public or otherwise dispose of any Company-Owned Intellectual Property, other than (i) non-exclusive licenses granted to end user customers or end users in the Ordinary Course of Business and (ii) Company-Owned Intellectual Property that is obsolete;

(e) materially downgrade the integrity or security of any Business IT Assets;

(f) enter into any lease, sublease, license or other agreement relating to real property for which the annual base rent exceeds $500,000 or amend, waive any material term under, or modify any Lease or terminate any Lease, other than any automatic renewal or expiration of the term thereof pursuant to the terms of such Lease existing as of the date hereof or otherwise in the Ordinary Course of Business;

(g) purchase or acquire any owned or leased real property;

(h) (i) accelerate, amend, waive any material term under or modify any Material Contract or renew, cancel or terminate any Material Contract (other than any automatic renewal or expiration of the term pursuant to the terms of such Material Contract existing as of the date hereof), or (ii) enter into any Contract that would constitute a Material Contract if in effect as of the date hereof;

(i) purchase or acquire any securities of or make any investment or capital contribution in any Person, whether by merger, consolidation, acquisition of securities or assets, contributions to capital or otherwise, or otherwise acquire, or acquire direct or indirect control over, any Person, any material assets of any Person or any division of any Person (in each case, other than a Subsidiary of the Company) or enter into any Contract to make an acquisition, whether by merger, consolidation, acquisition of securities or assets, contributions to capital or otherwise, of any business or line of business, in each case (A) involving consideration in excess of $7,500,000 or (B) that would cause any Competition Law to be included on Schedule 5.01(a);

(j) (i) effect any merger, consolidation, recapitalization, reorganization, restructuring, reclassification, stock split, reverse stock split, combination, subdivision or like change in capitalization of the Company or any of its Subsidiaries, (ii) issue any other security in respect of, in lieu of or in substitution for any Equity Interests of the Company or any of its Subsidiaries or (iii) redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries, other than repurchases made in cash pursuant to Section 10.2 of the Existing Company LLC Agreement;

(k) (i) make any capital expenditures or commitments for capital expenditures in excess of $1,500,000 individually, or $5,000,000 in the aggregate, other than pursuant to any current capital expenditures budget of the Company and its Subsidiaries that was disclosed to Buyer prior to the date hereof or set forth on Schedule 5.02(k) or (ii) cancel, delay or decrease any capital expenditures reflected in such capital expenditures budget;

(l) make any change to, or amendment or modification of, the Organizational Documents of the Company or any of its Subsidiaries;

(m) (i) make any Tax election (other than an initial entity classification election made in the Ordinary Course of Business), change or revoke any Tax election, including any Tax entity classification election, (ii) change any annual Tax accounting period, (iii) change any method of Tax accounting, (iv) enter into any closing agreement or obtain any ruling with respect to any Tax, (v) settle or compromise any income or other material Tax audit, claim, notice or assessment or other Proceeding related to Taxes, (vi) consent to any extension or waiver of the limitations period applicable to Taxes or any Tax audit, claim, notice or assessment, (vii) file any amended Tax Return, (viii) surrender any right to claim a Tax refund, (ix) initiate any voluntary disclosure with respect to Taxes, (x) voluntarily approach a Taxing Authority with respect to Taxes, (xi) incur any Tax Liabilities outside the Ordinary Course of Business, (xii) prepare or file any Tax Return in a manner inconsistent with past practice, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, (xiii) fail to pay any Tax that becomes due and payable (including any estimated Tax payments) or (xiv) take any action to cause the Company to become a publicly traded partnership, as defined in Section 7704 of the Code (or any other similar provision of state, local or non-U.S. Law);

(n) make any material change in their respective accounting methods, principles, classifications or practices or systems of internal accounting control currently used, except as required by GAAP;

(o) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(p) settle, compromise, discharge, waive, release, assign or agree to settle any claim relating to any pending or threatened Proceeding (or agree to do so) other than those that do not involve (i) the payment by the Company or any of its Subsidiaries or Managed Practices of monetary damages in excess of $500,000 in any individual instance, or $1,000,000 in the aggregate, (ii) restrictions on the Company or any of its Subsidiaries or Managed Practices or the conduct of their respective businesses or (iii) relief other than monetary damages or any admission of wrongdoing;

(q) cancel, surrender, allow to expire or fail to renew, any Permits material to the Company and its Subsidiaries and Managed Practices, taken as a whole;

(r) accelerate, delay or otherwise alter in any material respect practices and policies relating to the collection of accounts receivable or the payment of accounts payable (except for delay in payment of any such accounts payable being contested in good faith by the Company or its Subsidiaries or Managed Practices in the Ordinary Course of Business), or otherwise conduct any cash management practices outside of the Ordinary Course of Business;

(s) declare, accrue, set aside for payment or pay any dividend or other distribution (in cash or in kind, and whether payable in Equity Interests, cash, property or otherwise) on or with respect to any Equity Interests of the Company or any of its Subsidiaries not held by the Company or any of its Subsidiaries or otherwise make any payments to holders of Equity Interests of the Company or its Subsidiaries or any of their direct or indirect parent companies (in each case, that is not itself the Company or any of its Subsidiaries), in respect of their Equity Interests in the Company or any of its Subsidiaries;

(t) pay or become obligated to pay, directly or indirectly, any consulting, advisory, management, service, directors or monitoring fee, bonus or payment of any kind from the Company or its Subsidiaries or Managed Practices, to any Physician Holder or Management Holder or any of their respective Affiliates, other than any (i) fees payable at the Closing and that are included in the Transaction Expenses and (ii) bonuses or payments of compensation to Physician Holders or Management Holders in the Ordinary Course of Business pursuant to employment arrangements in place as of the date hereof for such Physician Holders or Management Holders, as applicable;

(u) make loans or advances to, guarantees for the benefit of, or any investments in, any Person, or cancel, release, waive or forgive any indebtedness owed by any Person, other than advancements to employees for travel and business expenses in the Ordinary Course of Business;

(v) enter into any transaction with any Company Related Party that would be required to be listed on Schedule 4.04(a) or Schedule 4.15, other than (i) transactions between the Company and its Subsidiaries or Managed Practices, (ii) the reimbursement of business expenses of any employee of the Company or its Subsidiaries or Managed Practices in the Ordinary Course of Business, or (iii) transactions entered into in the Ordinary Course of Business and on commercially reasonable terms;

(w) amend in any material respect or fail to pay premiums under, timely file claims under or maintain in force any insurance policy covering the Company or its Subsidiaries or Managed Practices;

(x) enter into any new line of business, or abandon or discontinue any line of business existing on the date hereof;

(y) other than for grants of Common Units related to physician promotions made in the Ordinary Course of Business (and provided such grants do not exceed one quarter of a percent (0.25%) of the issued and outstanding Common Units of the Company as of the date hereof) or related to transactions disclosed on Schedule 5.02(i) (but subject to any qualifications or limitations set forth on Schedule 5.02(i)), authorize for issuance, grant, sale, or delivery, or make any commitment to issue, grant, sell or deliver, or otherwise dispose of any of the Equity Interests or equity or equity-based compensation of the Company or any of its Subsidiaries or Managed Practices, or grant or issue any Equity Interest or equity or equity-based compensation of the Company or any of its Subsidiaries or Managed Practices to any Company Service Provider;

(z) other than to the extent required under any Benefit Plan in existence on the date hereof, (i) amend, adopt, enter into or terminate any Benefit Plan or establish any new arrangement that would (if it were in effect on the date hereof) constitute a Benefit Plan, (ii) grant any bonus or any additional rights to severance, retention, change in control or termination pay to any Company Service Provider, (iii) increase the compensation or benefits provided to any Company Service Provider other than the issuance of any bonus pursuant to the Transaction Bonus Plan in existence on the date hereof and as set forth on Schedule 5.02(z)(iii), (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment of compensation or benefits, under any Benefit Plan or Management Agreement, or (v) amend or modify any performance criteria, metrics or targets under any Benefit Plan such that, as compared to those criteria, metrics or targets under any Benefit Plan in effect as of the date of this Agreement, the performance criteria, metrics or targets would reasonably be expected to be more likely to be achieved than in the absence of such amendment or modification;

(aa) hire, engage, furlough or terminate (other than for cause) any employees or independent contractors of the Company or any of its Subsidiaries or Managed Practices with annual compensation in excess of $300,000;

(bb) (i) modify, renew, extend, terminate or enter into any Collective Bargaining Agreement or (ii) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries or Managed Practices;

(cc) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, material work schedule changes or other such actions that would trigger notice requirements under the WARN Act;

(dd) waive, release, amend or fail to enforce the restrictive covenant obligations of any Company Service Provider;

(ee) adopt a plan of liquidation or dissolution, take or authorize any action to wind up their respective affairs, liquidate or dissolve, or file a petition in bankruptcy (or consent to the filing of any bankruptcy petition), or otherwise fail to maintain their respective corporate existence; or

(ff) authorize, commit or agree to take any of the foregoing actions.

5.03 Access to Information; Contact with Business Relations.

(a) From and after the date of this Agreement until the Closing or the earlier valid termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to (and, to the extent permitted by Law and subject to the scope of the Company’s or its Subsidiaries’ rights and authority with respect to such matters as it relates to the Managed Practices, shall cause the Managed Practices to), provide Buyer, Merger Sub and their respective Affiliates, Advisors and other authorized agents and representatives reasonable access, at reasonable times and upon reasonable advance notice, to the employees, offices, properties, assets, Contracts, books and records of the Company and its Subsidiaries and Managed Practices, in each case, as reasonably requested by Buyer; provided that (i) such access does not unreasonably interfere with the operation of the Company’s and its Subsidiaries’ and Managed Practices’ business, (ii) in no event shall Buyer (or Buyer’s authorized agents or representatives) be permitted to conduct or cause to be conducted any invasive environmental investigation, testing, sampling or other intrusive physical assessment of the facilities or real property of the Company or any of its Subsidiaries or Managed Practices without the prior written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed and (iii) the Company and its Subsidiaries and Managed Practices shall not be required to furnish or provide access to information to Buyer or Merger Sub (or their respective Affiliates, Advisors or other authorized agents or representatives) if such access (A) would be in violation of Law, including Law regarding the exchange of competitively sensitive information, (B) could reasonably be expected to result in the waiver or forfeiture of any attorney-client privilege, work product doctrine or similar privilege or (C) would be in violation of the provisions of any Contract to which the Company or any of its Subsidiaries or Managed Practices is a party; provided that if any of the restrictions in this clause (iii) applies, the Company shall notify Buyer in reasonable detail of the circumstances giving rise to any non-disclosure pursuant to the foregoing, and the Company shall use reasonable best efforts to provide, or cause to be provided, extracts or summaries of any restricted information or otherwise provide such restricted information in a manner that would not result in any violation of Law or provisions of such Contract or would not jeopardize the attorney-client privilege, work product doctrine or similar privilege, as the case may be.

(b) From and after the date of this Agreement until the Closing or the earlier valid termination of this Agreement in accordance with its terms, Buyer and Merger Sub shall not, and shall cause their respective Affiliates not to, contact any Person that Buyer or Merger Sub or such Affiliate knows to be an employee (other than any officer of the Company or its Subsidiaries or Managed Practices), channel partner, customer, supplier, distributor or other material business relation of the Company or its Subsidiaries or Managed Practices, in each case with respect to the Transactions, without receiving the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the obligations set forth in this Section 5.03(b) shall not apply with respect to (i) contacts with any channel partners, customers, suppliers, distributors or other material business relations of Buyer, Merger Sub or any of their respective Affiliates in the Ordinary Course of Business (provided that Buyer shall remain subject to the Confidentiality Agreement in accordance with the terms thereof), (ii) any contacts or communications as may be required or advisable to comply with Law (including the rules and regulations of the SEC), listing rules or any listing or trading agreement concerning Buyer’s or its Affiliates’ publicly traded securities or other existing contractual arrangements or (iii) employees of the Company or its Subsidiaries or Managed Practices at such a time and in such a manner as mutually agreed to in writing by Buyer and the Company in advance in connection with post-Closing matters relating to such employees’ employment. Nothing in this Section 5.03(b) shall limit the provisions of Section 5.06. In the event of any conflict or inconsistency between the provisions of the Confidentiality Agreement and this Section 5.03(b), this Section 5.03(b) will control.

5.04 Exclusivity.

(a) From and after the date of this Agreement until the Closing or the earlier valid termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall not, and shall cause their respective Affiliates and their and their respective directors, managers, officers, employees, investment bankers and other advisors and representatives and, subject to Law and the scope of the Company’s or its Subsidiaries’ rights and authority with respect to such matters as it relates to the Managed Practices, the Managed Practices (collectively, the “Covered Persons”) not to, directly or indirectly, (i) solicit, initiate, seek, facilitate or knowingly encourage the initiation of any Acquisition Proposal, (ii) provide information or documentation with respect to the Company or its Subsidiaries or Managed Practices to any Person (other than Buyer or Merger Sub or their respective Affiliates or representatives), relating to or in furtherance of an Acquisition Proposal, (iii) participate in or continue any discussions, correspondence or negotiations with any Person (other than Buyer or Merger Sub or their respective Affiliates or representatives) regarding, or furnish to any such Person any information in connection with, any Acquisition Proposal or (iv) approve, recommend or enter into any agreement, letter of intent, memorandum of understanding, term sheet or other arrangement or understanding with any other Person (other than Buyer or Merger Sub or their respective Affiliates) relating to, or consummate, an Acquisition Proposal, or, in the case of each of clauses (i) through (iii) above, authorize or permit the same.

(b) Upon execution of this Agreement and until the Closing or the earlier valid termination of this Agreement in accordance with its terms, the Company shall, and shall cause all of the other Covered Persons to, (i) immediately cease and cause to be terminated any discussions, correspondence or negotiations with any Person (other than Buyer or Merger Sub or their respective Affiliates or representatives) regarding an Acquisition Proposal, (ii) promptly terminate all access to any data room or diligence materials with respect to any Person other than Buyer and Merger Sub and their respective Affiliates and representatives and (iii) promptly notify

Buyer in writing of any Acquisition Proposal made following the date of this Agreement and of any communication, inquiry or contact with any Person with respect to an Acquisition Proposal which has been made as of the date of this Agreement and the material details of such Acquisition Proposal or contact (including the identity of the applicable third party or third parties and the specific material terms and conditions discussed or proposed), and will keep Buyer promptly informed as to the progress of any such matter.

5.05 Confidentiality Agreement. Buyer and Merger Sub, for themselves and on behalf of their Affiliates, hereby agree to be bound by and to comply with the Mutual Confidentiality Agreement, dated as of August 26, 2024, by and between The GI Alliance Management, LLC and Buyer (the “Confidentiality Agreement”). Any information provided to Buyer and Merger Sub and their respective Affiliates, Advisors and other authorized agents and representatives pursuant to Section 5.03 shall be governed by the Confidentiality Agreement; provided, however, that actions taken by the Parties pursuant to Section 5.01 shall not be deemed to be in violation of this Section 5.05 or of the Confidentiality Agreement. Upon the Closing, the Confidentiality Agreement shall automatically terminate and be of no further force and effect.

5.06 Financing Cooperation.

(a) Subject to the limitations set forth in this Section 5.06, the Company shall use its reasonable best efforts to provide, and shall cause each of its Subsidiaries (and, to the extent permitted by Law and subject to the scope of the Company’s or its Subsidiaries’ rights and authority with respect to such matters as it relates to the Consolidated Managed Practices, shall cause each of the Consolidated Managed Practices) to use reasonable best efforts to provide, to Buyer, in each case at Buyer’s sole expense, all cooperation reasonably requested by Buyer in connection with any Debt Financing, and other financing or refinancing transactions by the Company or its Subsidiaries prior to the Closing; provided that nothing herein will require such cooperation to the extent it interferes, or would reasonably be expected to interfere, in any material respect, with the business or operations of the Company or its Subsidiaries or Consolidated Managed Practices. Such cooperation shall include using reasonable best efforts to:

(i) upon reasonable notice, make appropriate officers reasonably available to participate in a reasonable number of meetings (electronic or telephonic) and presentations with existing or prospective lenders, investors, Debt Financing Sources, and any other third party necessary or desirable to engage with in connection with any Debt Financing and any other financing or refinancing transactions, at reasonable times and locations mutually agreed;

(ii) reasonably assist with the preparation of materials for information memoranda, offering memoranda, registration statements or amendments thereof, prospectuses or prospectus supplements, descriptions of notes, lender presentations, bank memoranda, internal presentations, committee meeting agendas and similar documents reasonably requested and customary in connection with any Debt Financing and any other financing or refinancing transactions;

(iii) furnish Buyer with the financial statements and other customary financial information relating to the Company and its Subsidiaries and Consolidated Managed Practices as set forth in Section 4.05, financial statements otherwise required to be delivered under the Credit Agreement, and financial statements otherwise of the type that would reasonably be required by Regulation S-X or Regulation S-K promulgated under the Securities Act for a public offering of securities of the Company (subject to the immediately following proviso, the “Required Financial Information”); provided, however, that in no event shall Required Financial Information be required to include projections or other financial information pro forma for the Merger and nothing in this Agreement will require the Company or its Subsidiaries or Consolidated Managed Practices to cause the delivery of (A) any financial information in a form not customarily prepared by the Company or its Subsidiaries or Consolidated Managed Practices with respect to a particular period or (B) any financial information with respect to a month or fiscal period that has not yet ended or any quarterly financial information for a fiscal quarter that has ended less than forty-five (45) days before the date of such request;

(iv) provide reasonable assistance with the preparation of any definitive documentation contemplated by any Debt Financing and any other customary financing or refinancing transactions (including schedules), including executing and delivering any definitive documentation therefor and required certifications (including a solvency certificate) to the extent that officers of the Company or any Subsidiary thereof will retain such roles on the Closing Date after giving effect to the Merger (provided that any such documents or agreements and any obligations contained in such documents or agreements applicable to the Company or any of its Subsidiaries or Consolidated Managed Practices shall be effective no earlier than the Closing);

(v) provide to Buyer at least five (5) Business Days prior to the Closing Date a Beneficial Ownership Certification under 31 C.F.R. 1010.230 and all documentation and other information with respect to the Company and its Subsidiaries and Consolidated Managed Practices required by regulatory authorities under applicable “know your customer,” anti-money laundering, beneficial ownership and other similar rules and regulations, including the PATRIOT Act, to the extent requested by Buyer or any Debt Financing Source at least ten (10) Business Days prior to the Closing Date;

(vi) provide to Buyer and the arrangers, underwriters and initial purchasers in respect of any Debt Financing and any other financing or refinancing transactions, customary authorization letters with respect to bank or investor information memoranda, offering memoranda, and similar documents, in each case with respect to the Company and its Subsidiaries and Consolidated Managed Practices;

(vii) furnish Buyer with financial information relating to the Company and its Subsidiaries and Consolidated Managed Practices reasonably required in connection with any Debt Financing and any other financing or refinancing transactions, and reasonably assist Buyer in connection with the preparation of any pro forma financial information and financial statements as may be required in connection therewith; provided, however, that neither the Company nor any Affiliate of the Company shall be responsible in any manner for information relating to the proposed debt and equity capitalization that may be provided in any such pro forma financial information or financial statements; and

(viii) as reasonably requested by Buyer upon reasonable advance written notice at mutually agreeable times and, if applicable, locations, take commercially reasonable actions necessary to permit the agent (and any third party retained by such agent for such purpose), initial purchaser or underwriter and their counsel, in respect of any Debt Financing and any other financing or refinancing transactions to conduct appraisals, field examinations and related collateral assessments, or customary due diligence in respect of an offering of debt securities in respect of the assets of the Company and its Subsidiaries and Consolidated Managed Practices subject to such Debt Financing or other financing or refinancing transaction.

(b) Notwithstanding Section 5.06(a):

(i) no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any of its Subsidiaries or Consolidated Managed Practices under any certificate, document or instrument related to any Debt Financing will be effective until the Closing, except liabilities or obligations for costs, expenses and fees that are reimbursable pursuant to Section 5.06(d) as provided below, and none of the Company nor any of its Subsidiaries or Consolidated Managed Practices will be required to take any action under any certificate, document or instrument related to any Debt Financing that is not contingent upon consummation of the Closing or that would be effective before the Closing (including the entry into any agreement related to any Debt Financing that is effective before the Closing, but other than customary authorization letters with respect to bank information memoranda, offering memoranda and similar documents necessary or required in connection with any Debt Financing);

(ii) none of the Company or any of its Subsidiaries or Consolidated Managed Practices will be required to independently issue any prospectus, information memorandum, “bank book” or other analogous document in connection with any Debt Financing; provided that this clause (ii) shall not limit or impose any restriction on the cooperation requirements set forth above in connection with any prospectus, information memorandum, “bank book” or analogous document issued by Buyer or any of its Subsidiaries in connection with any Debt Financing, and in any case such documents may contain information about the Company and its Subsidiaries and Consolidated Managed Practices in a manner customary for the same;

(iii) in no event will the Company or any of its Subsidiaries or Consolidated Managed Practices (or their respective officers, directors, partners, members, managers or employees) be required to pay any commitment fee or other fee or payment to obtain consent, or to incur any liability with respect to, or cause or permit any Lien to be placed on any of their respective assets in connection with, any Debt Financing prior to the Closing, except liabilities or obligations for costs, expenses and fees that are reimbursable pursuant to Section 5.06(d) as provided below;

(iv) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to reimburse any expenses of Buyer prior to the Closing, or provide any indemnities prior to the Closing, except liabilities or obligations for costs, expenses, fees and indemnities that are reimbursable pursuant to Section 5.06(d) as provided below;

(v) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to authorize or execute any definitive documentation or any other agreement, certificate, document or instrument related to any Debt Financing that would be effective prior to the Closing (other than customary authorization letters with respect to bank information memoranda, offering memoranda and similar documents necessary or required in connection with any Debt Financing);

(vi) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to cause any director, officer, partner, member, manager or employee of the Company or its Subsidiaries or Consolidated Managed Practices to incur any personal liability (including that none of the boards of directors (or equivalent bodies) of the Company or its Subsidiaries or Consolidated Managed Practices shall be required to adopt any resolutions or take similar action approving any Debt Financing that would be effective prior to the Closing);

(vii) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to (A) take any action that could reasonably be expected to result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default under, any of the Organizational Documents of the Company or its Subsidiaries or Consolidated Managed Practices, material contractual obligations or any Laws or (B) provide access to or disclose information that (1) would be in violation of Law to which the Company or any of its Subsidiaries or Consolidated Managed Practices are subject, (2) would cause competitive harm to the Company or any of its Subsidiaries or Consolidated Managed Practices if the Transactions are not consummated, (3) could reasonably be expected to result in the waiver or forfeiture of any attorney-client privilege, work product doctrine or similar privilege or (4) would be in violation of the provisions of any Contract to which the Company or any of its Subsidiaries or Consolidated Managed Practices is a party and not entered into in contemplation of this provision;

(viii) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to provide any certification as to its post-Closing solvency prior to the Closing;

(ix) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to take any action that unreasonably interferes in any material respect with the ongoing business of the Company or any of its Subsidiaries or Consolidated Managed Practices; and

(x) none of the Company or any of its Subsidiaries or Consolidated Managed Practices shall be required to consent to the pre-filing of any UCC-1 financing statements or documents of similar effect prior to the Closing.

(c) The Company hereby consents to the use of its and its Subsidiaries’ and Consolidated Managed Practices’ logos in connection with any Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or Consolidated Managed Practices or the reputation or goodwill of the Company and its Subsidiaries and Consolidated Managed Practices.

(d) Buyer will promptly, upon written request by the Company, reimburse the Company and its Subsidiaries and Consolidated Managed Practices, as applicable, for all reasonable and documented out-of-pocket fees, costs and expenses (including fees and expenses of legal counsel and accounting, financial and other advisors (collectively, “Advisors”)) (other than in connection with the preparation of customary historical financial statements or with respect to information or materials in the possession or control of any of the Company or any of its Subsidiaries or Consolidated Managed Practices) incurred by the Company or any of its Subsidiaries or Consolidated Managed Practices and their respective Affiliates and Advisors prior to the Closing in connection with their compliance with this Section 5.06 and will indemnify and hold harmless the Company and its Subsidiaries and Consolidated Managed Practices and their respective Affiliates and Advisors from and against all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the consummation of any Debt Financing or the arrangement thereof, and any information used or provided in connection therewith except to the extent any such cost or expense, judgment, fine, loss, claim or damage results from the gross negligence, bad faith or willful misconduct of the Company or any of its Subsidiaries or Consolidated Managed Practices or any of their respective Affiliates or Advisors.

(e) Notwithstanding this Section 5.06 or anything else in this Agreement, (i) Buyer affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Buyer obtain financing for or related to any of the Transactions and (ii) the condition set forth in Section 8.04 as it applies to the Company’s and its Subsidiaries’ and Consolidated Managed Practices’ obligations under this Section 5.06 shall be deemed not to be satisfied if and only if any Debt Financing has not been obtained as a result of the Company’s or its Subsidiaries’ or Consolidated Managed Practices’ material breach of its obligations under this Section 5.06 (which breach has not been cured within a reasonably sufficient time (but in no event more than fifteen (15) days (or by five (5) Business Days prior to the End Date, if sooner)) after receipt of written notice thereof from Buyer) or the Company’s or its Subsidiaries’ or Consolidated Managed Practices’ refusal to execute definitive agreements for the consummation of the Debt Financing on the terms required for such Debt Financing at the Closing. This Section 5.06 sets forth the Company’s and its Subsidiaries’ and Consolidated Managed Practices’ sole obligations with respect to any financing of Buyer or its Affiliates related to the consummation of the Transactions.

5.07 LLC Agreements. In connection with the Merger and the other Transactions, at the Closing, (a) the limited liability company agreement of GIA Acquisition shall be amended and restated substantially in the form of the Second Amended and Restated Limited Liability Company Agreement of GIA Acquisition set forth on Exhibit L hereto (the “Acquisition A&R LLC Agreement”) and (b) the limited liability company agreement of GIA Intermediate shall be amended and restated substantially in the form of the Second Amended and Restated Limited Liability Company Agreement of GIA Intermediate set forth on Exhibit M hereto (the “Intermediate A&R LLC Agreement”).

5.08 Termination of Investor Agreements. Except for any Contract (a) entered into in connection with this Agreement or the Transactions (including the Apollo Support Agreement and the Waud Support Agreement) or (b) set forth on Schedule 5.08, any Contracts, financing agreements, intercompany loans, transactions, accounts, commitments and claims between any of the Apollo Holders, the Waud Holders or any of their respective Affiliates (other than the Company or any of its Subsidiaries or Managed Practices), on the one hand, and the Company or any of its Subsidiaries or Managed Practices, on the other hand (collectively, the “Investor Agreements”), shall be terminated effective no later than as of the Closing without any Person having any continuing Liability to any other Person under any Investor Agreement, and without any cost or expense of or to the Company or any of its Subsidiaries or Managed Practices (in each case, other than for payment of money that is paid prior to the Closing as a reduction of Cash or reflected as Indebtedness in the Estimated Closing Balance Sheet, the Estimated Closing Statement, the Closing Balance Sheet and the Closing Statement and in all applicable calculations made under Article I), and at or prior to the Closing, the Company shall deliver evidence thereof to Buyer in form and substance reasonably acceptable to Buyer. All amounts due and payable to a party under any Investor Agreement shall, in each case, have been settled prior to the Closing.

5.09 Representations & Warranties Insurance. In the event Buyer or any of its Affiliates elects to obtain the R&W Policy, (a) all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to such R&W Policy shall be borne by Buyer or such Affiliate, (b) such R&W Policy shall not provide for any “seller retention” (as such phrase is commonly used in the representations and warranties policy industry), (c) such R&W Policy shall expressly waive any claims of subrogation against the Existing Holders and any of their Non-Party Affiliates, except in the case of Fraud, (d) such R&W Policy shall not permit any amendment thereto or modification thereof with respect to the foregoing limitations without the prior written consent of the Representative and (e) the Existing Holders and their Non-Party Affiliates shall be express third-party beneficiaries of the provisions and limitations described in clauses (c) and (d) above.

5.10 Credit Documentation. The Company and Buyer shall meet and confer in good faith prior to Closing to finalize the Credit Documentation in respect of the Revolving Facility (each as defined in the summary of principal terms and conditions attached hereto as Exhibit N (the “Revolver Term Sheet”)), which Credit Documentation shall be on terms substantially consistent with the terms set forth in the Revolver Term Sheet.

5.11 Services Agreement. The Company and Buyer shall meet and confer in good faith prior to Closing to set forth the terms and conditions of Schedule 2.01(a) of the Services Agreement, and such Schedule shall include commercially reasonable Service Charges (as defined therein) for the services set forth therein in accordance with the pricing and principles set forth on Schedule 5.11.

5.12 Other Agreements. The Parties agree to the covenants and agreements set forth on Schedule 5.12.

ARTICLE VI

ADDITIONAL COVENANTS

6.01 Manager and Officer Liability and Indemnification.

(a) Buyer agrees that all rights to indemnification or exculpation now existing in favor of the current and former managers and officers of the Company, as provided in the Organizational Documents of the Company or otherwise in any indemnification agreements in effect as of the date hereof (but in the case of such indemnification agreements, only if disclosed to Buyer prior to the date hereof) with respect to any matters occurring prior to the Closing shall survive the Transactions and shall continue in full force and effect for a period of six (6) years from the Closing, and that the Surviving Company will perform and discharge its obligations to provide such indemnity and exculpation after the consummation of the Transactions for a period of six (6) years from the Closing. For a period of six (6) years from the Closing, the indemnification and liability limitation or exculpation provisions of the Organizational Documents of the Company, with respect to any matters occurring prior to the Closing, shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were managers or officers of the Company, unless such modification is required by applicable Law.

(b) Prior to the Closing, the Company shall obtain, with effect beginning at the Closing, and Buyer shall cause the Surviving Company to maintain for a period of six (6) years thereafter, “tail” policies providing managers’ and officers’ liability insurance coverage, employment practices and fiduciary liability insurance coverage, in each case for the benefit of the Surviving Company and those Persons who are covered by any of the Company’s managers’ and officers’ liability, employment practices and fiduciary liability insurance policies as of the date hereof or at the Closing with respect to matters claimed against any manager or officer of the Company by reason of such Person serving in such capacity and occurring prior to the Closing. Such “tail” policy shall (i) provide coverage that is at least as favorable in the aggregate as the coverage provided under the Company’s current managers’ and officers’ liability, employment practices and fiduciary liability insurance policies and (ii) be issued by the insurers of the current policies, provided that if such “tail” policies are not available from the insurers of the current policies despite reasonable best efforts by the Company to obtain such “tail” policies from such insurers, then such “tail” policies shall be issued by one or more insurers with an A.M. Best financial strength rating of no less than A-.

(c) The managers and officers of the Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.01 are intended to be third-party beneficiaries of this Section 6.01.

6.02 Employee Matters.

(a) For a period of twelve (12) months following the Closing Date, Buyer shall cause each individual who is employed as of immediately prior to the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Buyer or any of its Subsidiaries (including the Surviving Company or any of its Subsidiaries) to be provided with (i) base compensation (salary or wages, as applicable) and annual target cash bonus opportunities (excluding any long-term incentives, equity or equity-related compensation, change-in-control or transaction-based payments or retention-related opportunities) that are no less favorable to the base compensation (salary or wages, as applicable) and annual target cash bonus opportunities (excluding any long-term incentives, equity or equity-related compensation, change-in-control or transaction-based payments or retention-related opportunities) in effect for such Company Employee as of immediately prior to the Closing Date and (ii) broad-based retirement and health and welfare benefits (other than defined benefit pensions, retiree health and welfare benefits and non-qualified deferred compensation benefits) that are substantially similar in the aggregate to those provided to such Company Employee as of immediately prior to the Closing Date.

(b) From and after the Effective Time, to the extent Company Employees become eligible to participate in employee benefit plans adopted or maintained by Buyer, the Surviving Company or its Subsidiaries (“Buyer Plans”), Buyer shall, or shall cause the Surviving Company and its Subsidiaries to, use reasonable best efforts to credit the Company Employees for purposes of eligibility and determination of level of benefits under Buyer Plans (other than (i) under any “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) under any long-term incentive plan, (iii) under any retiree medical benefits or post-employment welfare arrangement or (iv) to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Benefit Plan immediately prior to the Closing Date.

(c) To the extent Company Employees become eligible to participate in Buyer Plans from and after the Effective Time, Buyer shall, or shall cause the Surviving Company and its Subsidiaries to, use reasonable best efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and their eligible dependents due to pre-existing conditions or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Buyer Plan to the extent such Company Employee and their eligible dependents are covered under a Benefit Plan as of immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Benefit Plan and (ii) give each Company Employee credit under the applicable health and welfare Buyer Plan for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred under an applicable Benefit Plan prior to the Closing to the extent permitted by the applicable insurance plan provider.

(d) If requested by Buyer at least thirty (30) days prior to the Closing Date, the Company shall take all actions necessary to terminate the Company’s tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”), or cause such Company 401(k) Plan to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such Company 401(k) Plan is terminated. If such request to terminate the Company 401(k) Plan is made, the Company shall provide Buyer with evidence that the Company 401(k) Plan has been terminated (effective no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing) pursuant to resolutions of the Company. The form and substance of such resolutions shall be subject to prior review by Buyer, and the Company shall incorporate any reasonable comments requested by Buyer. If the Company 401(k) Plan is terminated, Buyer shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Buyer or Merger Sub or one of their respective Affiliates that will cover eligible employees of the Surviving Company effective as of, or as soon as administratively feasible following, the Closing Date.

(e) Prior to the Closing, Buyer and the Company shall agree to and implement a Management Cash Incentive Plan having terms as set forth in the Summary of Principal Terms of the Management Cash Incentive Plan and Treatment of Awards under the Transaction Bonus Plan, attached hereto as Exhibit O.

(f) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any employee benefit plan sponsored, maintained or contributed to by Buyer, the Company or any of their respective Subsidiaries. The provisions of this Section 6.02 are for the sole benefit of the Parties and nothing in or by reason of this Section 6.02, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of its Affiliates), other than the Parties and their respective successors and permitted assigns, any third-party beneficiary, legal or equitable or other rights or remedies.

6.03 Data Room. Within three (3) Business Days following the date hereof and following the Closing Date, the Company and the Representative shall deliver, or cause to be delivered, a secured file transfer (in a mutually agreed format) containing the contents of the data room housed on Intralinks under project “Cure” as of twenty-four (24) hours prior to the execution of this Agreement and the Closing Date (the “Data Room”).

ARTICLE VII

TAX COVENANTS

7.01 Tax Return Filing.

(a) Subject to Section 7.01(c), the Representative shall prepare and file or cause to be prepared and filed all Tax Returns of the Company for Tax periods ending on or before the Closing Date, the due date of which (taking into account extensions of time to file) is on or before the Closing Date. All such Tax Returns shall be prepared consistently with this Article VII and filed consistent with the past practices (including reporting positions, elections and accounting methods) of the Company, unless otherwise required by Law. Subject to Section 7.01(c), the Company shall prepare and file, or cause to be prepared and filed, all Tax Returns of any of its Subsidiaries and any Managed Practice for Tax periods ending on or before the Closing Date, the due date of which (taking into account extensions of time to file) is on or before the Closing Date. All such Tax Returns shall be prepared consistently with this Article VII and filed consistent with the past practices (including reporting positions, elections and accounting methods) of the applicable Subsidiary or Managed Practice, unless otherwise required by Law. The Representative and the Company shall deliver, or caused to be delivered, a draft of each Tax Return described in this Section 7.01(a) of the Company, any of its Subsidiaries or any Managed Practice that is an Income Tax Return to Buyer at least thirty (30) days prior to the due date (taking into account any extensions) of such Income Tax Return for Buyer’s review and comment, and shall incorporate any reasonable comments timely received with respect to such Income Tax Return from Buyer in writing within twenty (20) days of Buyer’s receipt thereof.

(b) Subject to Section 7.01(c), Buyer shall cause to be prepared and timely filed all Tax Returns of the Company, its Subsidiaries and the Managed Practices, excluding any Tax Returns prepared by the Representative or the Company pursuant to Section 7.01(a), for periods ending on or before the Closing Date and for any Straddle Period, in each case, the due date of which (taking into account extensions of time to file) is after the Closing Date (the “Company Returns”). All Company Returns shall be prepared consistently with this Article VII and with the past practices (including reporting positions, elections and accounting methods) of the Company, any of its applicable Subsidiaries or any Managed Practice, unless otherwise required by Law. Buyer shall submit, or shall cause to be submitted, to the Representative each such Company Return that is (i) a Pass-Through Income Tax Return of the Company or (ii) any other Pass-Through Income Tax Return or Income Tax Return of GIA Intermediate to the extent such Income Tax Return is to be filed prior to the Settlement Date, at least thirty (30) days prior to the due date (taking into account any extensions) of such Tax Return for the Representative’s review and shall reflect any reasonable comments timely provided by the Representative within twenty (20) days of the Representative’s receipt thereof.

(c) The Party or Person required by Law to file any Tax Returns with respect to any Transfer Taxes shall file, or cause to be filed, all Tax Returns with respect to such Transfer Taxes and the other Parties shall reasonably cooperate with such Party in the filing of any Tax Returns with respect to the Transfer Taxes.

7.02 Pre-Closing Tax Matters. After the Closing, unless otherwise required by Law (as determined by Buyer in its sole discretion), neither the Company nor any of its Subsidiaries or any Managed Practice shall file an amended Income Tax Return of the Company, any of its Subsidiaries or any Managed Practice for a Pre-Closing Tax Period to the extent such amendment, waiver or extension would reasonably be expected to materially increase the liability for Taxes of the holders of Common Units, Profits Interest Units, Apollo Common Units or Warrant Units for Pre-Closing Tax Periods, without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned, or delayed.

7.03 Tax Proceedings.

(a) After the Closing and notwithstanding anything to the contrary herein (including Section 7.03(b)), with respect to any taxable period (or portion thereof) beginning on or before the Closing Date, during which the Company, any of its Subsidiaries or any Managed Practice, as applicable, was treated as a partnership for U.S. federal income (or state, local or non-U.S. Tax purposes), the Company, any of its Subsidiaries or any Managed Practice, as applicable, shall at Buyer’s sole discretion, make an election under Section 6226(a) of the Code (and under any successor provision of the Code and any other similar provision of state, local or non-U.S. Law) (a “Push-Out Election”) to the extent (i) such Push-Out Election is available for such Tax period and (ii) with respect to any of the Company’s Subsidiaries or any Managed Practice, the Company is permitted to make such election for such Subsidiary or Managed Practice under applicable Law, in connection with any Proceeding relating to U.S. federal, state or local Income Taxes for such taxable period, and the Parties shall be required to take, and to cause their Affiliates to take, all actions as may be necessary to ensure that any such election is effective with respect thereto.

(b) After the Closing, the Company shall notify the Representative in writing (such notice, a “Tax Contest Notice”) within twenty (20) days of any action or other audit, claim, examination, litigation or other Proceeding relating to Pass-Through Income Tax Returns of the Company, any of its Subsidiaries or any Managed Practice with respect to a taxable period ending on or prior to the Closing Date (a “Pre-Closing Pass-Through Tax Contest”) or a Straddle Period (a “Straddle Period Pass-Through Tax Contest,” and together with the Pre-Closing Pass-Through Tax Contests, the “Pass-Through Tax Contests”).

(i) The Representative shall have the right, by providing written notice to Buyer within fifteen (15) days after the Representative receives the Tax Contest Notice, to elect to control (at the Representative’s expense) all Pre-Closing Pass-Through Tax Contests, provided that if the Representative so elects, the Representative shall (A) keep Buyer reasonably informed with respect to all material communications relating to such Pre-Closing Pass-Through Tax Contests and shall incorporate any reasonable comments made in good faith from Buyer on written submissions therewith and (B) not settle any such Pre-Closing Pass-Through Tax Contest without obtaining the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii) The Company shall control (at its own expense) (A) all Pre-Closing Pass-Through Tax Contests which the Representative did not elect to control and (B) all Straddle Period Pass-Through Tax Contests, provided that the Company shall (i) keep the Representative reasonably informed with respect to all material communications relating to such Pass-Through Tax Contests and shall incorporate any reasonable comments made in good faith from the Representative on written submissions therewith and (ii) not settle any such Pass-Through Tax Contest without obtaining the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

7.04 Cooperation. The Parties shall reasonably cooperate, as and to the extent reasonably requested by any other Party, in connection with determining any Liability for Taxes, preparation and filing of Tax Returns pursuant to Section 7.01 and any audit, litigation or other Proceeding with respect to Taxes, in each case relating to the Company, any of its Subsidiaries or any Managed Practice. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information which are reasonably relevant to any such Tax matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

7.05 Tax Election. The Company shall make a timely and valid election under Section 754 of the Code with respect to the taxable year of the Company that includes the Closing to the extent such election is not currently in effect.

7.06 Straddle Period. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes attributable to a Straddle Period:

(a) Periodic Taxes of the Company, any of its Subsidiaries and any Managed Practice that are not based on income or receipts (e.g., property Taxes) for the Pre-Closing Tax Period shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period and the number of days in the entire Tax period; and

(b) Taxes of the Company, any of its Subsidiaries and any Managed Practice for the Pre-Closing Tax Period, other than Taxes described in Section 7.06(a), shall be computed as if such Tax period ended as of the close of business on the Closing Date and, in the case of any Taxes attributable to the ownership of any Equity Interest in any partnership or other “flowthrough” entity, as if the Tax period of such partnership or other “flowthrough” entity ended as of the close of business on the Closing Date.

7.07 Tax Treatment; Interim Closing of the Books.

(a) The Parties agree that, for U.S. federal and applicable state and local Income Tax purposes:

(i) the Preferred Redemption, in accordance with Section 1.04(c), shall be treated as a contribution of cash from the Company to GIA Intermediate in an exchange under Section 351 of the Code, immediately followed by a redemption of stock of GIA Intermediate under Section 302 of the Code and not as a distribution under Section 301 of the Code;

(ii) the Waud Blocker Deferred Compensation Amount, in accordance with Section 1.04(e)(i), shall be treated as a contribution of cash from the Company to GIA Intermediate in an exchange under Section 351 of the Code, and a payment by GIA Intermediate to Waud Blocker treated consistently with Section 3.05 of the Waud Blocker Rollover Agreement;

(iii) the Waud Deferred Compensation Amount, in accordance with Section 1.04(e)(ii), shall be treated as a contribution of cash from the Company to GIA Intermediate in an exchange under Section 351 of the Code, and a payment by GIA Intermediate to Waud GI Alliance treated consistently with Section 3.05 of the Waud Rollover Agreement;

(iv) the deemed contribution from Buyer to the Company of cash that is received by the Company from Merger Sub pursuant to the Merger and that is thereafter contributed from the Company to GIA Intermediate, pursuant to Section 1.04(c) and Section 1.04(e), shall be treated as a contribution pursuant to Section 721 of the Code;

(v) the payment of (i) the Closing Common Per Unit Cash Consideration less the portion of the Special Escrow Amount apportioned thereto in accordance with Section 1.10(a) and (ii) any additional amounts payable pursuant to Section 1.04(a)(ii), Section 1.08 and Section 1.10(b) to holders of Common Units (other than Apollo Common Units) in the Merger shall be treated as a sale of partnership interests in the Company under Section 741 of the Code in exchange for Closing Common Per Unit Cash Consideration and any such additional amounts;

(vi) the Profits Interest Redemption and the Common and Warrant Redemption shall be treated as sales of partnership interests in the Company under Section 741 of the Code in exchange (A) in the case of each Profits Interest Unit, for the Closing Per Unit Profits Interest Amount less the portion of the Special Escrow Amount apportioned thereto in accordance with Section 1.10(a), plus any additional amounts payable pursuant to Section 1.04(b), Section 1.08 and Section 1.10(b) in respect of such Profits Interest Unit, (B) in the case of each Apollo Common Unit, for the Closing Per Unit Common Equity Amount less the portion of the Special Escrow Amount apportioned thereto in accordance with Section 1.10(a), plus any additional amounts payable pursuant to Section 1.04(d), Section 1.08 and Section 1.10(b) in respect of such Apollo Common Unit and (C) in the case of each Warrant Unit, for the Closing Per Unit Common Equity Amount less the portion of the Special Escrow Amount apportioned thereto in accordance with Section 1.10(a), plus any additional amounts payable pursuant to Section 1.04(d), Section 1.08 and Section 1.10(b) in respect of such Warrant Unit; and

(vii) the Transactions shall result in the Surviving Company being treated as a continuation of the Company as a partnership.

(b) No Party shall take a position inconsistent with the Tax treatment described in Section 7.07(a) for any Tax purpose unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code.

(c) With respect to the preparation of any Income Tax Return of the Company, for any Straddle Period, the Parties agree the Company shall use the “interim closing method” (and the “calendar day convention”) pursuant to Section 706 of the Code (and any similar provision of state, local or non-U.S. Law) to account for any varying interests in the Company, such that any income, gain, loss and deduction (and any other items) for the portion of such Straddle Period ending on and including the Closing Date shall be allocated solely to the partners in the Company with respect to the Pre-Closing Tax Period.

7.08 Tax Sharing Agreements. All Tax allocation, sharing or indemnity agreements or arrangements (including with respect to Tax distributions) between the Company, any of its Subsidiaries or any Managed Practice, on the one hand, and the Apollo Holders and Waud Holders, on the other hand, shall be terminated effective as of the Closing. After the Closing, by operation of this Section 7.08, none of the Company, any of its Subsidiaries or any Managed Practice shall have any rights or obligations under any such agreement or arrangement.

7.09 Section 280G of the Code. Prior to the Closing, the Company shall have (a) secured from each person who has a right to any payments or benefits as a result of or in connection with the transactions contemplated hereby that would be deemed to constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such person’s rights to some or all of such payments or benefits (the “Section 280G Waived Payments”) applicable to such person so that all remaining payments or benefits applicable to such person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (b) sought the approval of its equityholders who are entitled to vote in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure to all equityholders who are entitled to vote prior to such vote, of any such Section 280G Waived Payments. At least seven (7) Business Days prior to the Closing, the Company shall have provided to Buyer the parachute payment calculations prepared by the Company or its advisors. Additionally, at least two (2) Business Days prior to obtaining the Section 280G waivers, and prior to seeking such equityholder approval, the Company shall have provided drafts of such waivers and such equityholder approval materials to Buyer for its review and approval. Prior to the Closing, the Company shall have delivered to Buyer evidence that a vote of the Company’s equityholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 7.09 and that either (i) the requisite number of equityholder votes was obtained with respect to the Section 280G Waived Payments (the “280G Approval”), or (ii) the 280G Approval was not obtained, and, as a consequence, the Section 280G Waived Payments shall not be made or provided. To the extent that any contract, agreement or plan is entered into by Buyer (or at the direction of Buyer) and a “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations promulgated thereunder), whether before or after the Closing (the “Buyer Arrangements”), the Company must include such Buyer Arrangement in the parachute payment calculations so long as Buyer has provided such Buyer Arrangement prior to Closing.

7.10 Survival. This Article VII shall survive the Closing Date until ninety (90) days after the expiration of the statute of limitations (including extensions) applicable to the relevant Tax matter.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB

The obligations of Buyer and Merger Sub to consummate the Transactions are subject to the satisfaction (or, to the extent permitted by Law, waiver in writing by Buyer) of the following (and only the following) conditions as of the Closing:

8.01 Accuracy of Representations and Warranties. (a) The representations and warranties set forth in Article IV (other than the Fundamental Representations) (in each case, disregarding all Materiality Qualifiers therein) shall be true and correct both on and as of the date of this Agreement and on and as of the Closing Date, as though such representations and warranties had been made at and as of the Closing Date (except, in each case, for any such representations and warranties that expressly speak as of an earlier date, in which case, such representations and warranties shall be so true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, (b) the Fundamental Representations (other than the representations and warranties set forth in Section 4.04 and Sections 4.06(a)(ii)-(iii)) (in each case, disregarding all Materiality Qualifiers therein) shall be true and correct in all material respects both on and as of the date of this Agreement and on and as of the Closing Date, as though such representations and warranties had been made at and as of the Closing Date (except, in each case, for any such representations and warranties that expressly speak as of an earlier date, in which case, such representations and warranties shall be so true and correct only as of such date), (c) the representations and warranties set forth in Section 4.04 (in each case, disregarding all Materiality Qualifiers therein) shall be true and correct in all but de minimis respects both on and as of the date of this Agreement and on and as of the Closing Date, as though such representations and warranties had been made at and as of the Closing Date (except, in each case, for any such representations and warranties that expressly speak as of an earlier date, in which case, such representations and warranties shall be so true and correct only as of such date) and (d) the representations and warranties set forth in Sections 4.06(a)(ii)-(iii) shall be true and correct in all respects on and as of the date of this Agreement.

8.02 HSR Act. Any applicable waiting period (including any extensions thereof) under the HSR Act shall have expired or been terminated.

8.03 No Adverse Proceeding. (a) No Law or Order shall be in effect that prohibits, enjoins, prevents or makes unlawful the performance of this Agreement or the consummation of any of the Transactions and (b) there shall not be any Proceeding pending before any Governmental Authority challenging or seeking to make illegal or otherwise directly or indirectly restraining or prohibiting the performance of this Agreement or the consummation of any of the Transactions.

8.04 Compliance with Covenants. Each of the covenants and agreements required by this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects.

8.05 LLC Agreements; Holder Consents. (a) The Company A&R LLC Agreement, the Intermediate A&R LLC Agreement and the Acquisition A&R LLC Agreement shall have been approved and consented to by all parties (including, for the avoidance of doubt, by any authorized representatives of such parties) necessary for the approval thereof under the terms of the Organizational Documents of the Company, GIA Intermediate and GIA Acquisition (as in effect as of the date hereof), respectively, and (b) the Holder Consent shall have been duly executed by the applicable holders of Common Units and Profits Interest Units (or representative(s) duly and validly authorized to act on such holders’ behalf), and shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by any of such holders.

8.06 Support Agreements. The Apollo Support Agreement and the Waud Support Agreement shall have been duly executed by an authorized signatory of each of the Apollo Holders and Waud Holders, respectively, and shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by any such Apollo Holder or Waud Holder, and each Apollo Holder or Waud Holder shall have delivered any documents thereunder in respect of satisfaction of all applicable Tax withholding and related requirements in connection with the Closing thereunder.

8.07 Key Employee Agreements. Each of the Key Employee Agreements shall have been duly executed by an authorized signatory of the Company (or its applicable Affiliate) and each Key Employee, as applicable, and shall be in full force and effect (contingent upon the Closing) and shall not have been revoked, rescinded or otherwise repudiated by such Key Employee.

8.08 Redemptions. (i) The Company shall have taken, or caused to have been taken, all actions necessary such that each of the Profits Interest Redemption, Preferred Redemption and Common and Warrant Redemption will occur at the Closing, in accordance with Section 1.04(b), Section 1.04(c) and Section 1.04(d), respectively, and (ii) in connection with the Profits Interest Redemption, Preferred Redemption and Common and Warrant Redemption, the Company and GIA Intermediate shall have satisfied all applicable Tax withholding and related requirements in the Existing Intermediate LLC Agreement and under Law to Buyer’s satisfaction, consistent with Section 1.09.

8.09 Documents. The Company shall have delivered to Buyer all of the certificates, instruments, Contracts and other documents specified to be delivered by it in accordance with Section 2.02(b).

8.10 Material Adverse Effect. Since the date of the Latest Balance Sheet, there shall not have occurred any Material Adverse Effect, nor shall there have been any Effect that would reasonably be expected, individually or in combination with any other Effect, to have a Material Adverse Effect.

ARTICLE IX

CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Transactions are subject to the satisfaction (or, to the extent permitted by Law, waiver in writing by the Company) of the following (and only the following) conditions as of the Closing:

9.01 Accuracy of Representations and Warranties. The representations and warranties set forth in Article III (in each case, disregarding all Materiality Qualifiers therein) shall be true and correct both on and as of the date of this Agreement and on and as of the Closing Date, as though such representations and warranties had been made at and as of the Closing Date (except, in each case, for any such representations and warranties that expressly speak as of an earlier date, in which case, such representations and warranties shall be so true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have, a Buyer Material Adverse Effect.

9.02 HSR Act. Any applicable waiting period (including any extensions thereof) under the HSR Act shall have expired or been terminated.

9.03 No Adverse Proceeding. (a) No Law or Order shall be in effect that prohibits, enjoins, prevents or makes unlawful the performance of this Agreement or the consummation of any of the Transactions and (b) there shall not be any Proceeding pending before any Governmental Authority challenging or seeking to make illegal or otherwise directly or indirectly restraining or prohibiting the performance of this Agreement or the consummation of any of the Transactions.

9.04 Compliance with Covenants. Each of the covenants and agreements required by this Agreement to be performed or complied with by Buyer at or prior to the Closing shall have been performed or complied with in all material respects.

9.05 Documents. Buyer shall have delivered to the Company all of the certificates, instruments, Contracts and other documents specified to be delivered by it in accordance with Section 2.02(a).

ARTICLE X

TERMINATION

10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Company;

(b) by Buyer, upon written notice to the Company, if there has been any breach by the Company of any of its covenants or agreements contained in this Agreement, or any representation or warranty of the Company contained in this Agreement fails to be true or correct, in each case, such that the conditions to the Closing set forth in Section 8.01 or Section 8.04 would not be satisfied as of the date of termination, and (i) Buyer has provided written notice to the Company of such breach or inaccuracy and its intent to terminate this Agreement pursuant to this Section 10.01(b) and (ii) the Company has not cured such breach or inaccuracy within twenty (20) Business Days after receiving written notice thereof from Buyer (or by three (3) Business Days prior to the End Date, if sooner), or such breach or inaccuracy is not capable of being cured by such date; provided, however, that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 10.01(b) if there has been a breach by Buyer or Merger Sub of any of their respective covenants or agreements contained in this Agreement, or any representation or warranty of Buyer or Merger Sub contained in this Agreement fails to be true or correct, in each case, such that the conditions to the Closing set forth in Section 9.01 or Section 9.04 would not have been satisfied;

(c) by the Company, upon written notice to Buyer, if there has been any breach by Buyer or Merger Sub of any of their respective covenants or agreements contained in this Agreement, or any representation or warranty of Buyer or Merger Sub contained in this Agreement fails to be true or correct, in each case, such that the conditions to the Closing set forth in Section 9.01 or Section 9.04 would not be satisfied as of the date of termination, and (i) the Company has provided written notice to Buyer of such breach or inaccuracy and its intent to terminate this Agreement pursuant to this Section 10.01(c) and (ii) Buyer or Merger Sub has not cured such breach or inaccuracy within twenty (20) Business Days after receiving written notice thereof from the Company (or by three (3) Business Days prior to the End Date, if sooner), or such breach or inaccuracy is not capable of being cured by such date; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 10.01(c) if there has been a breach by the Company of any of its covenants or agreements contained in this Agreement, or any representation or warranty of the Company contained in this Agreement fails to be true or correct, in each case, such that the conditions to the Closing set forth in Section 8.01 or Section 8.04 would not have been satisfied;

(d) by either Buyer or the Company, upon written notice to the other, if the Transactions have not been consummated on or prior to November 11, 2025 (the “End Date”); provided that if, as of such date, any of the conditions specified in Section 8.02, Section 8.03, Section 9.02 or Section 9.03 (in the case of each of Section 8.03 and Section 9.03, solely as a result of a Law or Order arising under the authority of any Competition Authority or under any Competition Law) are the only conditions to Closing specified in Article VIII and Article IX that have not been satisfied or waived (other than those conditions which by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), the End Date shall be extended to February 11, 2026 upon delivery by either Buyer or the Company of written notice of such election to the other on or prior to the End Date and such date, as so extended, shall be the End Date; or

(e) by either Buyer or the Company, upon written notice to the other, if (i) following the date hereof, there shall be any Law enacted, promulgated or amended, in each case making performance of this Agreement or consummation of any of the Transactions prohibited, prevented or unlawful or (ii) any Governmental Authority shall have issued, entered or enforced any Order or taken any other action permanently prohibiting, enjoining, preventing or making unlawful the performance of this Agreement or the consummation of any of the Transactions, which Order shall have become final and non-appealable.

10.02 Effect of Termination. If any Party validly terminates this Agreement pursuant to Section 10.01, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party, except that (a) the provisions of this Section 10.02, Section 10.03 and Article XI and the Confidentiality Agreement shall survive the termination of this Agreement in accordance with their terms, (b) no termination of this Agreement shall in any way relieve Buyer from any reimbursement obligations pursuant to, and in accordance with, Section 5.06(d) and (c) subject to Section 10.03, no termination of this Agreement shall in any way relieve any Party from any liability in the case of its Fraud or Willful Breach prior to such termination, and in such case, if an award of damages is sought against Buyer or Merger Sub for Fraud or Willful Breach of this Agreement by Buyer or Merger Sub occurring prior to the termination of this Agreement in accordance with its terms, any such award of damages may include, to the extent proven, the loss of the premium offered to the Existing Holders based on the value of the consideration that would have otherwise been payable to the Existing Holders hereunder, which the Company shall be entitled to retain.

10.03 Termination Fee.

(a) In the event that (i) this Agreement is terminated by either Party pursuant to Section 10.01(d) or Section 10.01(e) and, at the time of such termination, any of the conditions specified in Section 8.02, Section 8.03, Section 9.02 or Section 9.03 (in the case of each of Section 8.03 and Section 9.03, solely as a result of a Law or Order arising under the authority of any Competition Authority or under any Competition Law) have not been satisfied or waived, (ii) all of the other conditions set forth in Article VIII and Article IX have been satisfied or waived (other than any such conditions which by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)) and (iii) the failure of the Closing to occur on or prior to the date of termination is not the result of the Company’s failure to perform or comply with its covenants and agreements contained in this Agreement, within five (5) Business Days after such termination, Buyer shall pay to the Company the Termination Fee. For purposes of this Article X, the “Termination Fee” means an amount equal to $20,000,000.

(b) In the event any amount is payable by Buyer pursuant to Section 10.03(a), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. If Buyer fails to timely pay the Termination Fee in accordance with Section 10.03(a) as and when due hereunder, then Buyer shall pay to the Company the Company’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with any steps taken to collect such Termination Fee, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a per annum rate of ten percent (10%) through the date of payment in full of the Termination Fee (collectively, “Enforcement Costs”). The Parties acknowledge and hereby agree that the Termination Fee shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. This Section 10.03 is a material and integral part of the transactions contemplated by this Agreement, without which the Parties would not enter into this Agreement.

(c) Buyer and the Company agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by Buyer pursuant to this Section 10.03 and such Termination Fee (together with any Enforcement Costs payable pursuant to Section 10.03(b)) is paid in full, then (i) such payment shall be the sole and exclusive remedy of the Company, the Representative and each of their respective Non-Party Affiliates for any and all damages (including costs and expenses, including attorneys’ fees) against Buyer, Merger Sub and their respective Non-Party Affiliates in connection with this Agreement or the Transactions, (ii) the Company, the Representative and each of their respective Non-Party Affiliates shall be precluded from any other remedy against Buyer, Merger Sub and their respective Non-Party Affiliates at law or in equity or otherwise and (iii) neither the Company, the Representative nor any of their respective Non-Party Affiliates shall seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against Buyer, Merger Sub or their respective Non-Party Affiliates in connection with this Agreement or the Transactions. In no event shall Buyer be required to pay the Termination Fee on more than one occasion.

ARTICLE XI

GENERAL PROVISIONS

11.01 Survival. Subject to Section 7.10, each of the representations and warranties, and each of the covenants and agreements that contemplate or require performance prior to the Closing, in each case, set forth in this Agreement, shall terminate at and as of the Closing. Each covenant and agreement set forth in this Agreement that contemplates or requires performance at or after the Closing shall expressly survive the Closing in accordance with its terms until fully performed or satisfied or, if no performance is specified, indefinitely (with the Parties agreeing to contractually lengthen any applicable statutes of limitation). Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing in this Agreement shall be deemed to apply to, or limit in any way, Buyer’s or Merger Sub’s rights, remedies or recourse in the case of Fraud or with respect to Buyer’s or its Affiliates’ recovery under the R&W Policy.

11.02 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) one (1) Business Day after deposit with FedEx Express or similar overnight courier service or (c) upon transmission by electronic mail if successfully transmitted prior to 5:00 p.m. prevailing Eastern Time on a Business Day, or, if not successfully transmitted by such time, the next Business Day after successful transmission. Notices, demands and communications to the Parties shall, unless another address is specified in writing, be sent to the addresses indicated below:

(i)	if to Buyer or Merger Sub or, following the Effective Time, the Surviving Company, to:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, OH 43017

Attention: Jessica L. Mayer, Chief Legal and Compliance Officer

Email:   jessica.mayer@cardinalhealth.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, IL 60606

Attention:  Richard C. Witzel, Jr.

     Rachel E. Cohn

Email:   richard.witzel@skadden.com

     rachel.cohn@skadden.com

(ii)	if to the Company (prior to the Effective Time), to:

The GI Alliance Holdings, LLC

550 Reserve Street, Suite 550

Southlake, TX 76092

Attention:  James Weber, M.D.

     Benjamin Griffith

Email:    james.weber@gialliance.com

     benjamin.griffith@gialliance.com

with a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, IL 60661

Attention: D. Louis Glaser

Email:   louis.glaser@katten.com

(iii)	if to the Representative, to:

James Weber, M.D.

550 Reserve Street, Suite 550

Southlake, TX 76092

Email:   james.weber@gialliance.com

with a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, IL 60661

Attention: D. Louis Glaser

Email:   louis.glaser@katten.com

11.03 Entire Agreement. This Agreement (including the Annexes, Exhibits and Schedules attached hereto), together with the Confidentiality Agreement, the Holder Consent, the Apollo Support Agreement, the Waud Support Agreement, the Key Employee Agreements, the Certificate of Merger, the Paying Agent Agreement, the Joinder and Payment Instruction Letters, the Letters of Transmittal, the Credit Documentation (as defined in the Revolver Term Sheet), the

Acquisition A&R LLC Agreement, the Intermediate A&R LLC Agreement, the Company A&R LLC Agreement, the Escrow Agreement, the Services Agreement, the certificates of the Parties delivered pursuant to Section 2.02 and any other agreements expressly referred to herein or therein (collectively, the “Transaction Documents”), contain the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter.

11.04 Expenses. Except as otherwise provided herein (including with respect to Transaction Expenses), whether or not the Transactions are consummated, each Party shall pay its own fees and expenses, including its own counsel and other advisor fees, incurred in connection with this Agreement and the Transactions.

11.05 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from and after the date of this Agreement and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

11.06 Amendment; Waiver. This Agreement may not be amended, modified, supplemented, replaced, waived or extended, except by written instrument executed by each of Buyer and the Company (and, solely with respect to Articles I, II, VII and XI, with the consent of the Representative). No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties. No extension of time for performance of any obligations or other acts hereunder or under any other Transaction Document shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Notwithstanding anything to the contrary contained herein, the final sentence of this Section 11.06, the proviso in Section 11.07, the proviso in Section 11.10, Section 11.11(b), Section 11.11(c) and the last two (2) sentences of Section 11.17 (collectively, the “DFS Provisions”) (and any other provision of this Agreement to the extent an amendment, modification, supplement, replacement or waiver of such provision would modify the substance of the DFS Provisions) may not be amended, modified, supplemented, replaced, waived or extended in any manner that is materially adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources so affected.

11.07 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise expressly provided, nothing herein shall be construed to give any other Person any legal or equitable rights hereunder; provided that the Debt Financing Sources are expressly intended as third-party beneficiaries of the DFS Provisions, and each of the DFS

Provisions shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such DFS Provisions. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by any Party without the prior written consent of the other Parties; provided that Buyer shall be entitled to assign all or any portion of its rights or obligations hereunder to any one or more of its direct or indirect wholly owned Subsidiaries, it being expressly agreed that Buyer shall remain jointly and severally liable for such assignee’s obligation. Buyer may, without the consent of any other Party, collaterally assign its rights hereunder for collateral security purposes to any lender providing financing to Buyer (or any agent therefor).

11.08 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail transmission of a “.pdf” or other similar data file shall be effective as delivery of a manually executed counterpart to this Agreement.

11.09 Interpretation; Schedules. When a reference is made in this Agreement to an article, section, paragraph, clause, recital, annex, exhibit or schedule, such reference shall be deemed to be to an article, section, paragraph, clause, recital, annex, exhibit or schedule of or to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Words of one gender shall be held to include the other gender. The word “or” shall not be exclusive and the word “any” shall mean “any and all.” The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “herein,” “hereof,” “hereunder” or “hereby” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section, paragraph or clause. The headings contained herein and on the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules. Unless otherwise specified herein, references to any statute, listing rule, rule, standard, regulation or other Law include a reference to the corresponding rules and regulations and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. References to any section of any statute, listing rule, rule, standard, regulation or other Law include any successor to such section. References to any Contract (including this Agreement) or Organizational Document are to the Contract or Organizational Document as amended, modified, supplemented, replaced, waived or extended from time to time, unless otherwise stated, and any description of any Contract, plan, instrument, document or other item set forth on a Schedule is a summary only and is qualified in its entirety by the terms of such Contract, plan, instrument, document or other item. References to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise, and permitted assigns. Any information set forth in one section of the Schedules will be deemed to apply to any other section of the Schedules to the extent its relevance to such other section is reasonably apparent from the face of such disclosure (notwithstanding the omission of a reference or cross-reference thereto). The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included, or other items not included, are or are not required to be disclosed, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Schedule is or is not required to be disclosed (including whether such amounts or items are required to be disclosed as material) or that the amounts, or higher or lower amounts, or the items so included, or other items not included, are within or outside the Ordinary Course of Business. No information set forth in the Schedules will be deemed to broaden in any way the scope of the Parties’ representations and warranties. The information contained in the Schedules is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. All terms defined in this Agreement shall have such defined meanings when used in any annex, exhibit or schedule hereto or any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires or as otherwise indicated therein. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. Any reference to “days” means calendar days unless Business Days are expressly specified, and if any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. All references to “$” in this Agreement shall be deemed references to United States dollars. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

11.10 Governing Law; Interpretation. This Agreement shall be interpreted and construed in accordance with the internal laws of the State of Delaware. All controversies, causes of action and Proceedings arising out of or relating to this Agreement, whether sounding in contract, tort or statute, shall be governed by the internal laws of the State of Delaware, without giving effect to any conflict-of-laws or other rule (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of a different jurisdiction; provided that any cause of action or Proceeding involving any Debt Financing Source in any way relating to this Agreement or any of the Transactions, including any cause of action or Proceeding arising out of or relating in any way to any Debt Financing or any of the transactions contemplated thereby or the performance of any services thereunder, shall be governed by the laws of the State of New York, without giving effect to any conflict-of-laws or other rule (whether of the State of New York or any other jurisdiction) that would result in the application of the laws of a different jurisdiction.

11.11 Forum Selection; Consent to Jurisdiction; Waiver of Jury Trial.

(a) Any Proceeding against the Parties arising out of, relating to or with respect to this Agreement or the Transactions shall be brought exclusively in the Delaware Court of Chancery (or, if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (the “Designated Courts”), and the Parties accept the exclusive jurisdiction of the Designated Courts for the purpose of any such Proceeding. Each Party hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any Designated Court and hereby further irrevocably waives any claim that any such Proceeding brought in the Designated Courts has been brought in an inconvenient forum. Each Party agrees that service of any process, summons, notice or document sent in accordance with Section 11.02 shall be effective service of process in any such Proceeding.

(b) Notwithstanding anything herein to the contrary, each of the Parties (i) agrees that it will not bring or support any cause of action or Proceeding of any kind or description, whether at law or in equity, and whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any cause of action or Proceeding arising out of or relating in any way to any Debt Financing or any of the transactions contemplated thereby or the performance of any services thereunder, in any forum other than exclusively in any New York State court or federal court of the United States of America sitting in the Borough of Manhattan in New York City, (ii) submits for itself and its property with respect to any such cause of action or Proceeding to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.02 shall be effective service of process against it for any such cause of action or Proceeding brought in any such court, (iv) irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such cause of action or Proceeding in any such court and (v) agrees that a final judgment in any such cause of action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF OR RELATE TO, OR WITH RESPECT TO, THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO, OR WITH RESPECT TO, THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY CAUSE OF ACTION OR PROCEEDING ARISING OUT OF OR RELATING IN ANY WAY TO ANY DEBT FINANCING, OR AGAINST THE DEBT FINANCING SOURCES, OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 11.11(c). ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

11.12 Specific Performance. Each of the Parties agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms, that the Parties would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at Law (subject to the limitations in this Agreement), a non-breaching Party shall be entitled to injunctive relief, without the posting of any bond, to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Party further waives any defense that a remedy at Law would be adequate in any Proceeding for specific performance or injunctive relief hereunder. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would be adequate or that the Parties otherwise have an adequate remedy at law.

11.13 Arm’s Length Negotiations; Drafting. Each Party acknowledges and agrees that before executing this Agreement, such Party has fully informed itself of the terms, contents, conditions and effects of this Agreement, and such Party has had the opportunity to seek, and has obtained, the advice of counsel before executing this Agreement, which is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel. This Agreement shall be deemed drafted jointly by the Parties and nothing shall be construed against one Party or another as the drafting Party.

11.14 Made Available. The phrase “made available to Buyer” or similar phrases as used in this Agreement shall mean that the subject documents were posted to the Data Room maintained by the Company or its representatives at least twenty-four (24) hours prior to the execution of this Agreement.

11.15 Publicity. No press release or public announcement or disclosure related to this Agreement, the other Transaction Documents or the Transactions shall be issued or made without the joint approval of Buyer and the Company (in each case, not to be unreasonably withheld, conditioned or delayed), except (a) any Party may originate, or cause to be originated, any such press release or public announcement or disclosure, including investor calls, investor meetings and other investor relations activities, as may be required by Law (including the rules and regulations of the SEC), listing rules or any listing or trading agreement concerning its or its Affiliates’ publicly traded securities; provided that the Party originating the same shall still be required to consult with the other Party a reasonable time prior to its release (to the extent practicable) to allow the other Party to comment thereon and (b) to the extent the contents of such press release or public announcement or disclosure, including investor calls, investor meetings and other investor relations activities, have previously been released publicly or are consistent in all material respects with materials or other communications that have previously been released (without violation of this Section 11.15, the Apollo Support Agreement or the Waud Support Agreement). In the event of any conflict or inconsistency between the provisions of the Confidentiality Agreement and this Section 11.15, this Section 11.15 will control.

11.16 Acknowledgements. Buyer and Merger Sub, on their own behalf and on behalf of their respective Affiliates, acknowledge and agree that (a) other than any representations and warranties contained in the Apollo Support Agreement, the Waud Support Agreement, any Key Employee Agreement, any Joinder and Payment Instruction Letter, any Letter of Transmittal, the Credit Documentation (as defined in the Revolver Term Sheet) or in any certificate delivered hereunder or thereunder (including the certificate delivered pursuant to Section 2.02(b)(vii)) (collectively, the “Other Representations”), the representations and warranties of the Company expressly set forth in Article IV constitute the sole and exclusive representations and warranties made to Buyer and Merger Sub and their respective Affiliates or any other Person with respect to the Company and its Subsidiaries and Managed Practices and their respective Affiliates in connection with, arising out of or related to the Transactions, (b) except for the representations and warranties of the Company expressly set forth in Article IV and the Other Representations, none of the Company or its Subsidiaries or Managed Practices, any of their respective Affiliates, nor any other Person makes, or has made, any other express or implied representation or warranty with respect to the Company and its Subsidiaries and Managed Practices and their respective Affiliates in connection with the Transactions, and any other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company and its Subsidiaries and Managed Practices and their respective Affiliates and (c) in connection with the Transactions, Buyer, Merger Sub and their respective Affiliates are relying solely upon their own investigation and analysis, the representations and warranties of the Company expressly set forth in Article IV and the Other Representations, and are not relying, and have not relied, upon any information provided to Buyer or Merger Sub or their respective Affiliates in connection with the Transactions, other than the representations and warranties of the Company expressly set forth in Article IV and the Other Representations, including any information relating to the future business condition (financial or otherwise) or future results of operations or prospects of the Company and its Subsidiaries and Managed Practices, including with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, or future results of operations, or any other information, document or material provided to or made available to Buyer or Merger Sub, their Affiliates or representatives or Buyer’s or Merger Sub’s lenders or other financing sources or their respective Affiliates or representatives, in each case, whether in certain “data rooms,” information memorandum, management presentations or in any other form, including meetings, calls or correspondence with management of the Company and its Subsidiaries and Managed Practices and their respective Affiliates and representatives, in each case except as set forth in the representations and warranties of the Company expressly set forth in Article IV and the Other Representations. In connection with Buyer’s and Merger Sub’s and their respective Affiliates’ investigation of the Company and its Subsidiaries and Managed Practices, Buyer and Merger Sub and their respective Affiliates may have received certain projections, including projected statements of operating revenues and income from operations of the Company or its Subsidiaries or Managed Practices, and certain business plan information. Buyer and Merger Sub, on their own behalf and on behalf of their respective Affiliates, acknowledge that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans or budgets.

11.17 Non-Recourse Parties. Except in the case of Fraud, all claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement or the other Transaction Documents, or the negotiation, execution or performance of this Agreement or the other Transaction Documents (including any representation or warranty made in or in connection with this Agreement or the other Transaction Documents or as an inducement to enter into this Agreement or the other Transaction Documents), may be made only against the Persons that are expressly identified as parties hereto or thereto, as applicable (including, for the avoidance of doubt, any Person who delivers a Joinder and Payment Instruction Letter or Letter of Transmittal, who shall be considered a party to such Joinder and Payment

Instruction Letter or Letter of Transmittal, as the case may be, for all purposes of this Section 11.17). Other than in the case of Fraud, no Person who is not a named party to this Agreement or the other Transaction Documents, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement or any other Transaction Document or Affiliate thereof (such Persons, collectively, but specifically excluding the parties hereto and thereto, as the case may be, “Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, at law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or Affiliates) for any Liabilities based upon, arising out of or relating to this Agreement or such other Transaction Document (as the case may be) or for any claim based upon, in respect of, or by reason of this Agreement or such other Transaction Document (as the case may be) or the negotiation or execution hereof or thereof. Non-Party Affiliates and the Debt Financing Sources are expressly intended as third-party beneficiaries of this Section 11.17. Notwithstanding anything to the contrary in this Section 11.17 or any other provision of this Agreement, no Debt Financing Source will have any Liability to any of the Representative, the Company or its Subsidiaries or Managed Practices, or any of their respective Affiliates, in any way relating to this Agreement or any of the Transactions, including any cause of action or Proceeding arising out of or relating in any way to any Debt Financing or any of the transactions contemplated thereby or the performance of any services thereunder, nor shall the Representative, the Company or its Subsidiaries or Managed Practices, or any of their respective Affiliates, be entitled to specific performance of any commitment letter or similar agreement entered into by Buyer for any Debt Financing against the Debt Financing Sources providing such Debt Financing; provided, that in no event shall the foregoing or any other provision of this Agreement be construed to limit the obligations of the Debt Financing Sources, or to waive any claim of Buyer or, following the Closing, the Company (or their respective Affiliates), in each case against the Debt Financing Sources, pursuant to the relevant debt commitment letter or the transactions contemplated thereunder, including the Debt Financing.

11.18 Representative.

(a) Subject to the terms and conditions of this Section 11.18, James Weber, M.D. is expressly designated by the Apollo Holders and the Waud Holders, and the Physician Holders and Management Holders as of immediately prior to the Effective Time (collectively, the “Existing Holders”), as the Representative to act on behalf of the Existing Holders for certain limited purposes, as specified herein. The execution and delivery of this Agreement, the Holder Consent, the Apollo Support Agreement, the Waud Support Agreement, the Joinder and Payment Instruction Letters and the Letters of Transmittal, together with the receipt of any consideration pursuant to this Agreement, will, to the maximum extent permitted under Law, constitute knowing and irrevocable ratification and approval of such designation by the Existing Holders, and authorization of the Representative to serve in such capacity (including the exclusive power after the Effective Time to negotiate and settle any and all disputes with Buyer or Merger Sub under this Agreement, the Escrow Agreement or the Paying Agent Agreement) and will also constitute a reaffirmation, approval, acceptance and adoption of, consent to, and an agreement to comply with and perform, all of the acknowledgments, waivers, releases, covenants and agreements made by the Representative on behalf of the Existing Holders in this Agreement and the other documents delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement and such amendments, waivers, consents and instructions in connection with this Agreement, the Escrow Agreement and the Paying Agent Agreement as the Representative, in its sole discretion, may deem necessary or desirable). The Representative may resign at any time and may be removed only by the vote of Persons that collectively owned more than fifty percent (50%) of the Aggregate Fully Diluted Common Equivalent Units (such Persons, the “Majority Holders”). The designation of the Representative (i) is coupled with an interest, and, except as set forth in the immediately preceding sentence with respect to the resignation or removal of the Representative, such designation is irrevocable and will not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Existing Holders and (ii) shall survive the consummation of the Transactions. In the event that the Representative has resigned or been removed in accordance with this Section 11.18(a), a new Representative will be appointed by the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Representative. Written notice of any such resignation, removal or appointment of a Representative will be delivered by the Representative to Buyer promptly after such action is taken. If there is no Representative for a period of fifteen (15) days, then Buyer may, upon ten (10) days’ prior notice to the Majority Holders, appoint any Existing Holder as the Representative, who may be removed and replaced as provided above.

(b) The Representative will have all such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement); provided, however, that the Representative will have no obligation to act on behalf of the Existing Holders. Buyer, Merger Sub, the Company, the Surviving Company, the Escrow Agent, the Paying Agent and the Accounting Firm will each be entitled to rely conclusively and absolutely on the actions taken by the Representative without independent inquiry into the capacity of the Representative to so act. From and after the Closing, all actions, notices, communications, instructions and determinations by the Representative to carry out such functions will conclusively be deemed to have been authorized by, and will be binding upon, the Existing Holders. Neither the Representative, nor any of its officers, directors, employees, partners (general or limited), members, managers or Advisors will have any liability to the Existing Holders or any of their respective Affiliates with respect to actions taken, or omitted to be taken, by the Representative in such capacity (or its officers, directors, employees, partners (general or limited), members, managers or Advisors in connection therewith), except the Representative will be liable for its willful misconduct or actual fraud as finally determined by a court of competent jurisdiction from which no further appeal may be taken. The Representative will be entitled to engage such Advisors as it will deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Representative) will be entitled to conclusively rely on the opinions and advice of such Persons in all matters. The Representative (for itself, and for its officers, directors, employees, partners (general or limited), members, managers and Advisors) will be entitled to full reimbursement for all reasonable expenses, disbursements and advances (including fees and disbursements of its Advisors) incurred by or on behalf of the Representative in such capacity (or any of its officers, directors, employees, partners (general or limited), members, managers or Advisors in connection therewith), and to full indemnification against any liabilities, losses, damages, obligations, costs or expenses arising out of actions taken or omitted to be taken in his capacity as Representative (except for those arising out of the Representative’s willful misconduct or actual fraud as finally determined by a court of competent jurisdiction from which no further appeal may be taken), including the costs and expenses of investigation, defense, settlement or adjudication of any Proceeding, in each case from the Existing Holders (including from funds to be distributed to any Existing Holder under this Agreement at its direction, pursuant to or in connection with this Agreement (including under the Escrow Agreement and Paying Agent Agreement)) and all payments required to be made under Article I are expressly subject to this Section 11.18(b). Each Existing Holder will be responsible for its pro rata portion of any amount owed to the Representative in accordance with this Section 11.18(b) based upon the aggregate proceeds paid to each such Existing Holder at the Closing pursuant to Article I. In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Representative will have the power and authority to set aside and retain additional funds paid to or received by it (including to establish such reserves as the Representative determines in good faith to be appropriate for such costs and expenses that are not then known or determinable). Neither the Representative nor any of its Affiliates owes any fiduciary or other duty to any Existing Holder.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

BUYER: CARDINAL HEALTH, INC.

By:	/s/ Aaron E. Alt
Name: Aaron E. Alt
Title: Chief Financial Officer

MERGER SUB: CURE ACQUISITIONCO, LLC

By:	/s/ Aaron E. Alt
Name: Aaron E. Alt
Title: Chief Financial Officer

Signature Page to Agreement and Plan of Merger

COMPANY:

THE GI ALLIANCE HOLDINGS, LLC

By:	/s/ James Weber
Name: James Weber, M.D.
Title: Chief Executive Officer

REPRESENTATIVE:

JAMES WEBER, M.D.

/s/ James Weber
James Weber, M.D.

Signature Page to Agreement and Plan of Merger

Annex A

Definitions

For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

“Acquisition Proposal” means, other than the Transactions, any inquiry, proposal or offer from any Person (other than Buyer or Merger Sub or their respective Affiliates or representatives) relating to, or any Person’s indication of interest in, (a) any merger, amalgamation, consolidation, share or unit exchange, recapitalization, liquidation, dissolution or other business combination relating to at least five percent (5%) of the Equity Interests or assets of the Company and its Subsidiaries and Managed Practices, taken as a whole, or their respective businesses, (b) any direct or indirect purchase of at least five percent (5%) of the direct or indirect Equity Interests in (or securities convertible into or exchangeable for at least five percent (5%) of the direct or indirect Equity Interests in) the Company or any of its Subsidiaries or Managed Practices or (c) any other sale, license, transfer or other disposition of at least five percent (5%) of the business or assets of the Company and its Subsidiaries and Managed Practices, taken as a whole, or similar transactions involving the Company or its Subsidiaries or Managed Practices.

“Act” means the Delaware Limited Liability Company Act.

“Additional Cash Consideration Amount” means any amounts paid to the Paying Agent pursuant to Section 1.07(e) or Section 1.07(f).

“Adjusted Aggregate Common Equity Value” means the result equal to (a) Enterprise Value, minus (b) the Aggregate Preferred Redemption Amount, plus (c) Closing Cash, minus (d) Closing Indebtedness, minus (e) Transaction Expenses, minus (f) the Deferred Compensation Amount, plus (g) the amount (if any) by which the Closing Net Working Capital exceeds the Target Net Working Capital, minus (h) the amount (if any) by which the Target Net Working Capital exceeds the Closing Net Working Capital, in each case of the foregoing clauses (a)-(h), as finally determined pursuant to Section 1.07.

“Adjustment Amount” means the dollar amount equal to the difference obtained by subtracting (a) the aggregate amount of cash that would have been payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii), the holders of Profits Interest Units pursuant to Section 1.04(b) and the holders of Apollo Common Units or Warrant Units pursuant to Section 1.04(d) if the Equity Value Protection Amount had been zero (0) from (b) the lesser of (i) the aggregate amount of cash that would have been payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii), the holders of Profits Interest Units pursuant to Section 1.04(b) and the holders of Apollo Common Units or Warrant Units pursuant to Section 1.04(d) if (A) the Estimated Aggregate Common Equity Value had been equal to the Adjusted Aggregate Common Equity Value and (B) the Equity Value Protection Amount had been zero (0) and (ii) the aggregate amount of cash that would have been payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii), the holders of Profits Interest Units pursuant to Section 1.04(b) and the holders of Apollo Common Units or Warrant Units pursuant to Section 1.04(d) if the Estimated Aggregate Common Equity Value had been equal to (A) the actual Estimated Aggregate Common Equity Value plus (B) two (2) times the Equity Value Protection Amount.

“Adjustment Calculation Time” means 12:01 a.m. prevailing Eastern Time on the Closing Date.

“Adjustment Escrow Funds” means, as of any date, the amount of funds then held by the Escrow Agent in the Adjustment Escrow Account pursuant to the Escrow Agreement.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative thereto.

“Aggregate Apollo Unit/Warrant Unit Special Escrow Amount” means the product determined by multiplying (a) the Special Escrow Amount by (b) the quotient obtained by dividing (i) the aggregate amount of cash payable at the Closing pursuant to Section 1.04(d) in respect of Apollo Common Units and Warrant Units (without giving effect to Section 1.10(a)) by (ii) the Aggregate Common Equity Closing Consideration.

“Aggregate Common Equity Closing Consideration” means the result equal to (a) the Estimated Aggregate Common Equity Value minus (b) the Equity Value Protection Amount.

“Aggregate Fully Diluted Common Equivalent Units” means the result equal to (a) the aggregate number of Common Units issued and outstanding immediately prior to the Effective Time (before giving effect to the redemption of, and including, the Apollo Common Units), plus (b) the aggregate number of Profits Interest Units issued and outstanding immediately prior to the Effective Time (before giving effect to the Profits Interest Redemption, but excluding such Profits Interest Units that would not vest at the Effective Time), plus (c) the aggregate number of Warrant Units issued and outstanding immediately prior to the Effective Time (before giving effect to the redemption of, and including, the Warrant Units).

“Aggregate Preferred Redemption Amount” means the aggregate Preferred Unit Redemption Amount payable to all holders of Preferred Units pursuant to the Preferred Redemption.

“Apollo Common Units” has the meaning prescribed to such term in the Existing Company LLC Agreement, as in effect on the date hereof.

“Apollo Holders” means, collectively, AP Darwin Holdings, L.P., a Delaware limited partnership, and AP Darwin Holdings II, L.P., a Delaware limited partnership.

“Applicable Accounting Principles” means the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth on Exhibit F hereto.

“Applicable Percentage” means the fraction, expressed as a percentage, equal to one (1) minus the quotient obtained by dividing (a) the product determined by multiplying (i) eight tenths (0.8) by (ii) the product determined by multiplying (A) the Closing Per Unit Common Equity Amount by (B) the number of Common Units (other than, for the avoidance of doubt, the Apollo Common Units) issued and outstanding immediately prior to the Effective Time by (b) the Enterprise Value.

“ASC” means any ambulatory surgical center that operates exclusively for the purpose of providing surgical services to patients not requiring hospitalization and in which the expected duration of services would not exceed twenty-four (24) hours following an admission, or any similar business or operation, and in which the Company or its Subsidiaries or Managed Practices own greater than a fifty percent (50%) interest. The definition of “Look-Back Period” with respect to any ASC shall mean (a) in the case of the Company’s or any of its Subsidiaries’ ownership of greater than fifty percent (50%) of such ASC, the period from the effective date of such ownership of greater than fifty percent (50%) by the Company or the applicable Subsidiary through the date upon which the applicable representation or warranty is made, and (ii) in the case of a Managed Practice’s ownership of greater than fifty percent (50%) of such ASC, the period from the effective date of the first management services agreement between such Managed Practice and the Company or its Subsidiaries through the date upon which the applicable representation or warranty is made.

“Benefit Plan” means each employee benefit or compensation plan, scheme, program, agreement, policy, arrangement and contract, whether written or oral (including any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, incentive compensation, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity or equity-based or any other fringe benefit or compensation arrangement, and any employment, termination, retention, bonus, change in control, salary continuation or severance plan, scheme, program, agreement, policy, arrangement or contract), for the benefit of any Company Service Provider (or their respective beneficiaries), in each case, (a) that is sponsored, maintained or contributed to (or required to be sponsored, maintained or contributed to) by the Company or its Subsidiaries or Managed Practices or any of their ERISA Affiliates or to which any of the Company or its Subsidiaries or Managed Practices or any of their ERISA Affiliates is a party or (b) under which the Company or its Subsidiaries or Managed Practices could have any liability, but shall exclude (i) Multiemployer Plans and (ii) any statutory plans or similar employee benefits required by Law.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to consummate the Transactions and perform all of its obligations hereunder and under the other Transaction Documents to which it is party.

“Buyer’s Knowledge” means the actual knowledge (after reasonable due inquiry) of Jessica L. Mayer.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, Pub. L. 116-136 (03/27/2020).

“Cash” means, as of any given time, without duplication, the sum of the aggregate amount of all cash and cash equivalents held by the Company and its Subsidiaries and Consolidated Managed Practices, whether on hand or in the bank accounts of the Company and its Subsidiaries and Consolidated Managed Practices, including readily marketable securities, liquid instruments and short-term investments with original cash maturities of ninety (90) days or less, in each case, calculated in accordance with the Applicable Accounting Principles (and which may be a positive or a negative number). Notwithstanding the foregoing, Cash shall (a) be decreased by the Company’s and its Subsidiaries’ and Consolidated Managed Practices’ issued but uncleared checks, wires and drafts, (b) be increased by deposits in transit, (c) exclude Restricted Cash, (d) exclude receivables associated with advances on Equity Interests of the Company and (e) include any net proceeds received within one hundred twenty (120) days following the Closing Date by The GI Alliance Management, LLC and Texas Digestive Disease Consultants, PLLC from Gastroenterology Associates, P.A.’s acquisition of the Central Arkansas gastroenterology practice.

“Closing Cash” means Cash as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions); provided that any Cash used after the Adjustment Calculation Time and prior to the Closing to pay off or otherwise satisfy any Liabilities that would otherwise be included in Closing Indebtedness or Transaction Expenses shall be excluded from Closing Cash.

“Closing Common Per Unit Cash Consideration” means the product determined by multiplying (a) the Closing Per Unit Common Equity Amount by (b) two tenths (0.2).

“Closing Indebtedness” means Indebtedness as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).

“Closing Per Unit Common Equity Amount” means the amount determined as the result of the formula for the “Estimated Common Unit Value” in Annex B, calculated in accordance with Annex B based on the Aggregate Common Equity Closing Consideration.

“Closing Per Unit Profits Interest Amount” means, with respect to each Profits Interest Unit that is subject to redemption pursuant to Section 1.04(b) and is subject to a given Participation Threshold, the amount calculated as such in accordance with Annex B based on the Aggregate Common Equity Closing Consideration.

“Code” means the Internal Revenue Code of 1986.

“Common Units” means those Equity Interests of the Company that are designated as “Common Units” pursuant to, and issued under, the Existing Company LLC Agreement, as in effect on the date hereof (or, following the Effective Time, the Company A&R LLC Agreement), including those Common Units subject to those Management Agreements set forth on Schedule A-1.

“Company A&R LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement of the Company, in the form attached hereto as Exhibit P.

“Company Intellectual Property” means, collectively, (a) all Company-Owned Intellectual Property and (b) Intellectual Property that is licensed to the Company or its Subsidiaries or Managed Practices and used or held for use by the Company or any of its Subsidiaries or Managed Practices in the conduct of their respective business as now conducted.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries or Managed Practices.

“Company Service Provider” means each current or former employee, director, officer, independent contractor, individual consultant or other individual service provider of the Company or its Subsidiaries or Managed Practices.

“Company Software” means Software owned or purported to be owned by the Company or any of its Subsidiaries or Managed Practices.

“Company’s Knowledge” means the actual knowledge (after reasonable due inquiry) of James Weber, Chase Finley, William Kayser, Kate Conklin, Jonathon Casey Chapman, Paul Berggreen, Benjamin Griffith and Chris Kehres.

“Competition Authority” means any Governmental Authority responsible for the administration and enforcement of Competition Law.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Authority regarding pre-acquisition notifications for the purpose of competition reviews), the Sherman Act, the Clayton Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Consolidated Managed Practice” means any Managed Practice for which financial information is consolidated with that of GIA Acquisition and its Subsidiaries in the books and records that are regularly maintained by the Company and its Subsidiaries.

“Contract” means any legally binding contract, agreement, instrument, license, sublicense, subcontract, lease, sublease, letter of intent, memorandum of understanding, offer letter, indenture or mortgage, whether written or oral.

“Controlled Group Liability” means any Liability (a) under any Multiemployer Plan, (b) under Title IV of ERISA, (c) under Section 302 of ERISA or Sections 412 and 4971 of the Code or (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“Credit Agreement” means that certain Credit Agreement, dated as of September 15, 2022 (as amended, amended and restated, modified or supplemented from time to time prior to the date hereof), by and among GIA Acquisition, as Holdings, The GI Alliance Management, LLC, as the Borrower, GI Alliance Endoscopy Texas, LLC, GI Alliance Endoscopy Illinois, LLC, GI Alliance Endoscopy Louisiana, LLC, Saga Management, Inc., GI Alliance Endoscopy Texas GP, LLC, GI Alliance Endoscopy Rhode Island, LLC, GI Alliance Endoscopy Arizona, LLC and GI Alliance Endoscopy Connecticut, LLC, as Guarantors, the lenders party thereto, Wilmington Trust, National Association, as Administrative Agent, and Blackstone Alternative Credit Advisors LP, as Blackstone Representative.

“Data Protection Laws” means any Laws relating to the Processing of Personal Information, data privacy, data security and data breach notification.

“Data Protection Requirements” means all applicable (a) Data Protection Laws, (b) Privacy Policies, (c) terms of any Contract to which the Company or any of its Subsidiaries or Managed Practices is bound relating to the Processing of Personal Information by the Company or any of its Subsidiaries or Managed Practices and (d) industry standards applicable to the industry in which the Company and its Subsidiaries and Managed Practices operate, including the Payment Card Industry Data Security Standard.

“Debt Financing” means any debt financing arranged for or obtained by Buyer or any of its Affiliates, or that Debt Financing Sources have arranged or committed to provide to Buyer or any of its Affiliates, in each case for the purpose of funding a portion of the amounts required to fund the Transactions, including costs and expenses related thereto.

“Debt Financing Sources” means lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing, together with their respective Affiliates, officers, directors, employees, agents and representatives and their successors and permitted assigns.

“Deferred Compensation Amount” means the aggregate amount payable pursuant to Section 1.04(e).

“Enterprise Value” means $3,900,000,000.

“Environmental Laws” means all Laws concerning pollution or protection of the environment or human health and safety (in relation to exposure to Hazardous Substances) or recordkeeping, notification, disclosure or reporting requirements respecting Hazardous Substances.

“Equity Interests” means, with respect to any Person, any shares, interests, participations or other equivalents, including membership interests (howsoever designated, whether voting or non-voting), of equity of such Person, including warrants, options and other rights to purchase or obtain (including upon conversion) and including, if such Person is a limited liability company, membership interests, or if such Person is a partnership, partnership interests (whether general or limited), and any other interest or participation that confers on another Person the right to receive a share of the profits and losses of, or distributions of property of, such Person, whether outstanding on the date hereof or issued after the Closing Date.

“Equity Value Protection Amount” means $33,977,148.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Escrow Agent” means PNC Bank, N.A.

“Escrow Agreement” means the escrow agreement entered into on the Closing Date among Buyer, the Company, the Representative and the Escrow Agent, substantially in the form attached hereto as Exhibit Q, subject to any changes proposed by the Escrow Agent that are reasonably acceptable to Buyer, the Company and the Representative.

“Escrow Deposit Amount” means the dollar amount, to be held by the Escrow Agent in the Adjustment Escrow Account in accordance with the terms of the Escrow Agreement, equal to the difference obtained by subtracting (a) the aggregate amount of cash payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii), the holders of Profits Interest Units pursuant to Section 1.04(b) and the holders of Apollo Common Units or Warrant Units pursuant to Section 1.04(d) from (b) such amount that would be so payable if the Equity Value Protection Amount were zero (0).

“Estimated Aggregate Common Equity Value” means the result equal to (a) Enterprise Value, minus (b) the Aggregate Preferred Redemption Amount, plus (c) Estimated Closing Cash, minus (d) Estimated Closing Indebtedness, minus (e) Estimated Transaction Expenses, minus (f) the Deferred Compensation Amount, plus (g) the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, minus (h) the amount (if any) by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital.

“Excess Amount” means the dollar amount equal to the difference obtained by subtracting (a) the aggregate amount of cash that would have been payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii), the holders of Profits Interest Units pursuant to Section 1.04(b) and the holders of Apollo Common Units or Warrant Units pursuant to Section 1.04(d) if (i) the Estimated Aggregate Common Equity Value had been equal to the Adjusted Aggregate Common Equity Value and (ii) the Equity Value Protection Amount had been zero (0) from (b) the aggregate amount of cash that would have been payable at the Closing to the holders of Common Units pursuant to Section 1.04(a)(ii), the holders of Profits Interest Units pursuant to Section 1.04(b) and the holders of Apollo Common Units or Warrant Units pursuant to Section 1.04(d) if the Equity Value Protection Amount had been zero (0).

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Company LLC Agreement” means that certain Fifth Amended and Restated Limited Liability Company Agreement of the Company, effective as of September 15, 2022.

“Existing Intermediate LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of GIA Intermediate, effective as of September 15, 2022.

“Fraud” means, with respect to any Person, an actual and intentional common law fraud solely in the making of the representations and warranties set forth in Article III or Article IV of this Agreement or any certificate delivered hereunder (excluding, however, any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness, negligence or any similar theory).

“Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.03(c)(i)(A), Section 4.04, Section 4.06(a), Section 4.16, Section 4.22.

“GAAP” means United States generally accepted accounting principles, as in effect (a) with respect to financial information for periods on or after the date hereof, as of the date hereof, and (b) with respect to financial information for periods prior to the date hereof, as of such applicable time.

“GIA Acquisition” means The GI Alliance Acquisition, LLC, a Delaware limited liability company.

“GIA Corporation” means The GI Alliance Corporation, Inc., a Delaware corporation.

“GIA Intermediate” means The GI Alliance Intermediate Holdings, LLC, a Delaware limited liability company.

“Governmental Authority” means any United States, foreign or supranational (a) federal, state, provincial, local, municipal or other government or political subdivision, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, commission, board or entity and any court or other tribunal) or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, self-regulatory, expropriation or taxing authority or power of any nature, including any arbitral tribunal or stock exchange.

“Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state Children’s Health Insurance Program (“CHIP”), TRICARE, any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code and any other similar or successor healthcare programs administered or financed in whole or in part by a Governmental Authority.

“Hazardous Substance” means (a) any substance that is listed, classified or regulated as a “toxic substance,” “hazardous substance,” “hazardous waste,” “contaminant,” “pollutant” or words of similar meaning or effect under any Environmental Law, (b) any substance that can form the basis of any Liability under any Environmental Law and (c) cyanide, ammonia, nitrate, petroleum, petroleum products, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“Healthcare Laws” means all healthcare Laws applicable to the business of the Company and its Subsidiaries and Managed Practices, including health care providers, suppliers and facilities, administrative non-clinical management services to a gastroenterology medical practice, laboratory services and diagnostic testing, physician services, facility and professional licensure, patient healthcare, professional licensure, billing and claims submission, fee splitting, corporate practice of medicine and fraud and abuse, participation in Governmental Health Programs, the practice of medicine, nursing, pharmacology and the securing, administering and dispensing of medicines or controlled substances, medical documentation, claims processing and submission, billing, coding and reimbursement, the hiring of employees or acquisition of services or supplies from Persons excluded from participation in Governmental Health Programs; the provision of telemedicine services, and remote or electronic prescribing; standards of care, quality assurance, risk management, utilization review, peer review, and mandated reporting of incidents, occurrences, diseases and events; and advertising or marketing of health care services. Healthcare Laws include Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute); Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); Title XXI of the Social Security Act (the CHIP statute); the TRICARE law, 10 U.S.C. § 1071, et seq.; Public Health Services Act, 42 U.S.C. § 201 et seq.; any other Law governing a Governmental Health Program; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); state anti-kickback statutes; the Stark Law, 42 U.S.C. § 1395nn; state self-referral Laws; the False Claims Act, 31 U.S.C. §§ 3729-3733; the administrative False Claims Law, 42 U.S.C. § 1320; criminal false claims statutes, including 18 U.S.C. §§ 287 and 1001; the exclusion law, 42 U.S.C. § 1320a-7; the civil monetary penalties law, 42 U.S.C. § 1320 a-7a; HIPAA; the criminal false statements law, 42 U.S.C. § 1320a-7b(a); the Program Fraud Civil Remedies Act of 1986, 31 U.S.C. § 3801, et seq.; the Beneficiary Inducement Statute, 42 U.S.C. § 1320a-7(a)(5); the Public Health Service Act, 42 U.S.C. § 201 et seq.; all criminal Laws relating to health care fraud and abuse, including 18 U.S.C. §§ 286, 287, 1035, 1347 and 1349; any applicable state fraud and abuse prohibitions, including those that apply to all payors (governmental, commercial insurance and self-payors); the Clinical Laboratory Improvement Amendments of 1988, 42 C.F.R. § 493; all Laws related to professional licensure; and all Laws related to healthcare Permits, and the rules and regulations promulgated under the foregoing statutes, each as may be amended from time to time.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and the implementing regulations promulgated thereunder (including the Standards for Privacy of Individually Identifiable Health Information, the Security Standards for the Protection of Electronic Protected Health Information, the Standards for Electronic Transactions and Code Sets, and the 2013 Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules promulgated thereunder) and applicable state Laws regarding patient privacy and the security, use or disclosure of health care records.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax Return” means all Tax Returns filed or required to be filed with any Taxing Authority with respect to Income Taxes.

“Income Taxes” means Taxes imposed on, measured by, or determined by reference to, net income.

“Indebtedness” means, as of any time, without duplication, the sum of (a) the outstanding principal amount of, accrued and unpaid interest on, and expenses and other fees payable in connection with, any indebtedness for borrowed money (but excluding any trade payables incurred in the Ordinary Course of Business, but only to the extent such amounts are reflected in the calculation of Net Working Capital) and indebtedness evidenced by any loan agreement, sale and leaseback agreement, synthetic lease, mortgage, pledge, hypothecation, deed of trust, conditional sale, installment sale or title retention agreement, note, bond, indenture, debenture or any other similar debt instrument or security, in each case, to the extent constituting an obligation or indebtedness of the Company, any Subsidiary thereof or any Consolidated Managed Practice, (b) the amount of all letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety, performance or other similar bonds, advance payment guarantees or bonds, bid guarantees or bonds issued or created by or for the account of the Company, any Subsidiary thereof or any Consolidated Managed Practice, contingent or otherwise (in each case, to the extent drawn or claimed against), (c) guarantees of the indebtedness referred to in clauses (a), (b), (d), (f), (g) and (k) given by the Company, any Subsidiary thereof or any Consolidated Managed Practice in favor of any third party, (d) any outstanding obligations of the Company, any Subsidiary thereof or any Consolidated Managed Practice under leases which are required to be capitalized or recorded as finance leases in accordance with GAAP, (e) (i) the Unpaid Income Tax Amount and (ii) the Unpaid Use Tax Amount, (f) all obligations of the Company, any Subsidiary thereof or any Consolidated Managed Practice for the deferred purchase price of businesses (or investments therein), purchase price settlement or adjustment obligations, earn-outs, holdbacks, deferred consideration or similar agreements or obligations, in each case calculated as to the maximum amounts payable thereunder, (g) all obligations of the Company, any Subsidiary thereof or any Consolidated Managed Practice for the amount of deferred revenue, (h) obligations of the Company, any Subsidiary thereof or any Consolidated Managed Practice for all liabilities with respect to termination or severance liabilities owed and payable to any Company Service Provider, together with the employer portion of any Taxes associated therewith or arising therefrom, (i) outstanding patient credit balances owed to the Company, any Subsidiary thereof or any Consolidated Managed Practice and aged over three hundred sixty-five (365) days, (j) all declared but unpaid dividends or distributions by the Company, any Subsidiary thereof or any Consolidated Managed Practice (other than any dividends or distributions payable to the Company or another Subsidiary thereof or Consolidated Managed Practice), (k) the obligations of the Company, any Subsidiary thereof or any Consolidated Managed Practice in connection with all interest rate swap or protection agreements, forward rate agreements, currency exchange agreements, interest rate cap or collar agreements, hedging agreements or other similar financial agreements of the Company, any Subsidiary thereof or any Consolidated Managed Practice, (l) all outstanding fees and other amounts payable by the Company, any Subsidiary thereof or any Consolidated Managed Practice to any Apollo Holder, any Waud Holder or any of their respective Affiliates (other than the Company or its Subsidiaries or Consolidated Managed Practices), other than solely by virtue of such Apollo Holder, Waud Holder or Affiliate thereof holding any Equity Interests in the Company or any of its Subsidiaries, (m) any unreconciled intercompany liabilities representing cash obligations and (n) the items set forth on Schedule A-2. For purposes of calculating “Indebtedness,” all interest, penalties and premiums (including prepayment and redemption penalties and premiums), breakage costs, fees, expenses, reimbursements (if any) and any other amounts that would be payable or arise if Indebtedness were paid in full at the Closing will be treated as Indebtedness. Notwithstanding the foregoing, “Indebtedness” shall not include (A) any amounts to the extent included in the calculation of Net Working Capital, Transaction Expenses, the Aggregate Preferred Redemption Amount or the Deferred Compensation Amount, (B) obligations under any operating leases or (C) indebtedness or other obligations solely between or among the Company and its Subsidiaries or Consolidated Managed Practices.

“Intellectual Property” means all intellectual property, intellectual property rights and industrial property rights anywhere in the world, including rights in and to the following: (a) copyrights, mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing, (b) patents and patent applications, including any continuation, continuation-in-part, divisional and provisional applications and any patents issuing thereon and any reissues, reexaminations, substitutes and extensions of any of the foregoing, (c) trademarks, service marks, trade names, trade dress, logos, corporate names, social media handles and accounts and other source or business identifiers and any registrations, applications, renewals and extensions of any of the foregoing and all goodwill associated with any of the foregoing (collectively in this clause (c), “Trademarks”), (d) Internet domain names, and uniform resource locators, (e) trade secrets, know-how and confidential and proprietary information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not) and improvements, in each case in this clause (e), excluding any of the foregoing that comprise or are protected by issued patents or published patent applications (collectively in this clause (e), “Trade Secrets”), (f) rights in and to website content, technical data, subroutines, tools, materials, invention disclosures, apparatus, creations and other similar materials, and all recordings, graphs, drawings, reports, analyses, documentation, user manuals and other writings and (g) tangible embodiments of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Law” means any applicable federal, state, provincial, local, municipal, national or foreign judicial or administrative order, code, constitution, law, legislation, resolution, decree, directive, license, act, code, ordinance, policy rule, regulation, ruling, statute, treaty, statutory guidance, or principle of common law, in each case enacted, promulgated, issued, enforced or entered by any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries or Managed Practices pursuant to the Leases, including all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries or Managed Practices relating to the foregoing.

“Leases” means all leases, subleases, licenses, easements and occupancy agreements, including all amendments, modifications, supplements, extensions, guarantees and security agreements thereto, and assignments thereof, in each case for real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries or Managed Practices.

“Liability” means any outstanding liability, debt, obligation, deficiency, interest, Tax, penalty, fine, judgment or other loss, cost or expense of any kind or nature whatsoever, whether direct or indirect, fixed or variable, known or unknown, choate or inchoate, perfected or unperfected, matured or unmatured, secured or unsecured, due or to become due, determinable or undeterminable, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or otherwise, whenever or however arising (including whether arising out of any agreement or tort based on negligence or strict liability, and whether or not resulting from third-party claims).

“Licensed Provider” means any physician or licensed mid-level practitioner employee of any Managed Practice or ASC that provides healthcare services.

“Lien” means any lien, mortgage, hypothecation, deed of trust, pledge, security interest, easement, charge or other encumbrance, right of first offer, right of first refusal, preemption, option or any similar restrictions of any kind, collateral assignment, imperfection of title, encroachment, lease, sublease, license, servitude, possessory interest, occupancy agreement, right-of-way, covenant, condition, restriction or adverse claim.

“Malicious Code” means any “virus,” “worm,” “time bomb,” “key-lock,” “back door,” “drop dead device,” “Trojan horse,” “spyware” or “adware” (as such terms are commonly understood in the Software industry) or any other code designed or intended to have any of the following functions: (a) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (b) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

“Managed Practice” means a professional practice entity with which the Company or any Subsidiary of the Company has entered into a management services agreement (other than on a transition basis) with respect to any non-clinical management, administrative, advisory or back office services. The definition of “Look-Back Period” with respect to any Managed Practice shall mean the period from the effective date of the first management services agreement between such Managed Practice and the Company or its applicable Subsidiary through the date upon which the applicable representation or warranty is made.

“Management Agreement” has the meaning prescribed to such term in the Existing Company LLC Agreement, as in effect on the date hereof.

“Management Holder” means a holder of Equity Interests in the Company (or, following the Effective Time, the Surviving Company) other than an Apollo Holder, a Waud Holder or a Physician Holder.

“Material Adverse Effect” means any state of facts, event, effect, change, occurrence, circumstance or development (each, an “Effect”) that (a) would prevent or materially impede, impair, hinder or delay the Company’s ability to cause the Closing to occur, or (b) has a material adverse effect upon the assets, financial condition, properties, results of operations (financial or otherwise), business or condition of the Company and its Subsidiaries and Managed Practices, taken as a whole; provided that a Material Adverse Effect will not include any Effect, solely to the extent that such Effect is caused by any of the following: (i) any change or condition that is generally applicable to the industries or markets in which the Company and its Subsidiaries and Managed Practices operate, (ii) any national or international political or social conditions, including any acts of terrorism, sabotage, military action, declaration of a national emergency or war (regardless of whether declared), including the current dispute between the Russian Federation and Ukraine, or any escalation or worsening thereof, (iii) conditions generally affecting the United States or worldwide economy or credit, currency, financial, banking, securities or capital markets (including any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions or any disruption of the foregoing markets and any decline in the price of any security, commodity or market index), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, weather condition, explosion or fire or other force majeure event or act of God, whether or not caused by any Person, or any national or international calamity or crisis, (v) any change (following the date of this Agreement) in Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak (including the COVID-19 pandemic), in each case applicable to the Company and its Subsidiaries and Managed Practices, (vi) any changes in GAAP following the date of this Agreement, (vii) the taking of any action at the express written request of Buyer after the date of this Agreement, (viii) any failure, in and of itself, to meet any budgets, projections, forecasts, estimates, plans, predictions, revenue, earnings or performance metrics or operating statistics or the inputs into such items (but not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect), in each case, after the date of this Agreement, and (ix) the announcement of this Agreement or the Transactions (provided that the exception set forth in this clause (ix) shall not apply in connection with any representation or warranty herein expressly addressing the entering into, effectiveness or announcement of the Transactions or any conditions as it relates thereto); provided that if any Effect in the foregoing clauses (i) through (vi) has a greater adverse impact on the Company and its Subsidiaries and Managed Practices, taken as a whole, as compared to the impact such Effect has on other participants engaged in the industries and geographies in which the Company and its Subsidiaries and Managed Practices operate, then the effect of such Effect shall be taken into account to the extent of such greater adverse impact in determining whether a Material Adverse Effect has occurred.

“Materiality Qualifier” means any “material,” “materiality,” “Material Adverse Effect” or “Buyer Material Adverse Effect” (or similar words or phrases) qualifier or exception to any representation and warranty.

“Medicaid” means the joint federal and state governmental healthcare insurance program established under Title XIX of the Social Security Act.

“Medicare” means the federal healthcare insurance program established under Title XVIII of the Social Security Act, and administered by Centers for Medicare or Medicaid Services or any successor Governmental Authority.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” has the meaning set forth on Exhibit F hereto.

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as open source software or under any licensing or distribution models similar to open source, including any software licensed under or subject to terms that require source code to be provided or made available to subsequent licensees or sublicensees (regardless of whether the license restricts source code from being distributed in modified form) or which may impose any other obligation or restriction with respect to a Person’s Intellectual Property, including any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU Affero GPL, the GNU GPL, the GNU LGPL, any other license that is defined as an Open Source License by the Open Source Initiative (www.opensource.org), and any similar license or distribution model.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena, determination or verdict entered, issued, made or rendered by any Governmental Authority.

“Ordinary Course of Business” means an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practice.

“Organizational Documents” means (a) with respect to a corporation, the certificate or articles of incorporation, bylaws and stockholders agreement, (b) with respect to any other entity, any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, including any limited partnership agreement for any limited partnership and any certificate of formation and operating agreement for any limited liability company and (c) any amendment to any of the foregoing.

“Participation Threshold” has the meaning prescribed to such term in the Existing Company LLC Agreement, as in effect on the date hereof.

“Pass-Through Income Tax Return” means a Tax Return filed or required to be filed with respect to the Company, any of its Subsidiaries (other than with respect to GIA Acquisition) or any Managed Practice treated as a partnership for U.S. federal, state or local Income Tax purposes for the taxable period to which such Tax Return relates.

“Paying Agent” means PNC Bank, N.A.

“Payor Agreement” means the Contract under which a Managed Practice participates in a Program, including a provider number, participation agreement or third-party payor contract.

“Permit” means any accreditation, approval, clearance, authorization, certificate of need, consent, license, franchise, order, permit, registration, provider or supplier number or certificate (or exemptions or waivers thereof), in each case issued by or required to be obtained from any Governmental Authority.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, workers’, repairers’ and other Liens arising or incurred in the Ordinary Course of Business (other than Liens arising pursuant to applicable pension standards legislation) for amounts that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings, (b) Liens for Taxes, assessments or other governmental charges not delinquent as of the Closing Date or which are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP, (c) easements, covenants, conditions, rights of way and restrictions of record that (i) are not violated in any material respect and (ii) do not, individually or in the aggregate, materially interfere with the Company’s or its Subsidiaries’ or Managed Practices’ present uses or occupancy of any real property, (d) Liens securing the obligations of the Company and its Subsidiaries under the Credit Agreement, (e) zoning, entitlement, building codes and other land-use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and that (i) are not violated in any material respect and (ii) do not materially impair the occupancy or use of the Leased Real Property, as applicable, for the purposes for which each such property is currently used in connection with the business of the Company and its Subsidiaries and Managed Practices, (f) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business or (g) any Lien permitted under any license, lease or other similar agreement or in the property being leased or licensed.

“Permitted Transferee” has the meaning prescribed to such term in the Existing Company LLC Agreement, as in effect on the date hereof.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

“Personal Information” means any information (a) that identifies or can identify a natural person or household, alone or in combination with other information or (b) defined as “personal data,” “personal information,” “protected health information” or equivalent or similar terms under Law.

“Physician Holder” means a holder of Equity Interests in the Company (or, following the Effective Time, the Surviving Company) that is or was previously employed as a physician at a Managed Practice (or any Permitted Transferee thereof) or is owned, directly or indirectly, by any such physician or their Permitted Transferees.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, for any Straddle Period, the portion through the end of the Closing Date.

“Preferred Unit Redemption Amount” has the meaning prescribed to such term in the Existing Intermediate LLC Agreement, as in effect on the date hereof.

“Preferred Units” means those Equity Interests of GIA Intermediate that are designated as “Preferred Units” pursuant to, and issued under, the Existing Intermediate LLC Agreement, as in effect on the date hereof.

“Privacy Policies” means all internal and external policies relating to the Company’s or its Subsidiaries’ or Managed Practices’ Processing of Personal Information.

“Proceeding” means any claim, action, suit, litigation, arbitration, mediation, complaint, charge, audit, inquiry, investigation, inspection, review, examination or other legal or other proceeding.

“Process” or “Processing” or “Processed” means, with respect to Personal Information, the collection, use, storage, transfer, disclosure, disposal, protection or processing of such Personal Information.

“Profits Interest Units” means those Equity Interests of the Company that are designated as “Profits Interest Units” pursuant to, and issued under, the Existing Company LLC Agreement, as in effect on the date hereof.

“Programs” means any third-party payors and third-party payor programs and health plans in which any Subsidiary of the Company or Managed Practice participates, whether private, commercial or governmental, or operated or managed by or for any Governmental Authority, including any Governmental Health Program.

“R&W Policy” means any representations and warranties insurance policy obtained by Buyer or any of its Affiliates in respect of the representations and warranties contained in this Agreement or in any certificate delivered hereunder.

“Restricted Cash” means any cash or cash equivalent, including any readily marketable security, liquid instrument or short-term investment with original cash maturity of ninety (90) days or less, that is (a) held as a deposit, reserve, escrow or holdback by or for any other Person, (b) used to secure or collateralize any letter of credit or other payment obligation, (c) subject to restrictions or limitations on use, transfer or distribution, including custodial cash or any cash subject to a dominion, control or similar agreement, (d) otherwise restricted for a particular use, purpose or event and not available for general corporate use by the Company or any of its Subsidiaries or Consolidated Managed Practices, (e) subject to Taxes on use or distribution or (f) otherwise not freely usable by the Company or any of its Subsidiaries or Consolidated Managed Practices.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, Unverified List or Military End User List, or the U.S. Department of State’s Debarred List.

“Sanctioned Country” means a country or territory that is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic regions of Ukraine and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person subject to Sanctions, including as a result of being (a) listed in any list of sanctioned Persons maintained by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) Canada, (iii) the United Kingdom, (iv) the European Union, (v) any European Union member state, (vi) the United Nations or (vii) any other relevant Governmental Authority, (b) located, organized or resident in a Sanctioned Country or (c) directly or indirectly owned fifty percent (50%) or more or controlled, individually or in the aggregate, by, or acting on behalf or at the direction of, one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” means all applicable economic and financial sanctions and trade embargoes administered, enacted or enforced by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (b) Canada, (c) the United Kingdom, (d) the European Union, (e) any European Union member state, (f) the United Nations or (g) any other relevant Governmental Authority.

“Schedules” means the disclosure schedules to this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Services Agreement” means the master services agreement entered into on the Closing Date between Buyer or an Affiliate thereof, on the one hand, and The GI Alliance Management, LLC or an Affiliate thereof, on the other hand, substantially in the form attached hereto as Exhibit R.

“Software” means all (a) computer programs and other software, including software implementations of algorithms, models and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, (b) computerized databases and other computerized compilations and collections of data or information, (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons, (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing and (e) documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Special Escrow Amount” means an aggregate amount equal to $10,000,000 to be held by the Escrow Agent in the Special Escrow Account in accordance with the terms of the Escrow Agreement.

“Special Escrow Funds” means, as of any date, the amount of funds then held by the Escrow Agent in the Special Escrow Account pursuant to the Escrow Agreement.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the Equity Interests or other ownership interests, the holder of which is generally entitled to elect a majority of the board of managers or directors or other governing body of such legal entity; provided that, for the avoidance of doubt, (a) no Managed Practice is or shall be deemed to be a Subsidiary of the Company or any of the Company’s Subsidiaries, other than as set forth in this Agreement and (b) any ASC in which the Company or any of its Subsidiaries owns fifty percent (50%) or more of the Equity Interests or other ownership interests will be considered a Subsidiary of the Company or such applicable Subsidiary for all purposes of this Agreement.

“Target Net Working Capital” means $39,000,000.

“Tax” or “Taxes” means all federal, state, provincial, local, municipal, county, U.S. and non-U.S. taxes, including any ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, estimated employment, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, lease, mortgage recording, net income, occupation, escheat and unclaimed property obligations, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unemployment, use, value added, windfall profits, recapture, accumulated earnings, environmental, customs, net worth, transfer and gains, withholding or other tax, duty, charge, levy, assessment or fee in the nature of a tax, together with any interest, additions, fines or penalties with respect thereto and any interest in respect of such additions, fines, penalties or other additions thereto.

“Tax Return” means any return, form, claim for refund, election, disclosure, report, statement or information return in each case relating to Taxes (or any similar documents), including any schedule or attachment thereto, and including any amendments or supplements thereof.

“Taxing Authority” means any Governmental Authority exercising any authority to impose, collect, regulate or administer the imposition of Taxes.

“Transaction Expenses” means, without duplication, (a) the collective amount payable or incurred by the Company and its Subsidiaries and Consolidated Managed Practices in connection with the preparation, negotiation, execution, delivery and consummation of this Agreement, the other agreements and documents to be executed and delivered in connection herewith (including the other Transaction Documents) and the Transactions (and including the sale process resulting in the same), including all legal, accounting, investment banking, broker’s, finder’s, data room providers’ and other professional or advisory fees, expenses, commissions and disbursements, in each case in this clause (a), solely to the extent such amounts are incurred at or prior to the Closing and remain unpaid as of immediately prior to the Closing, (b) all change in control, retention, severance payments or similar bonus payments payable to any Company Service Providers at or following the Closing as a result of the Transactions, including, for the avoidance of doubt, all amounts payable pursuant to the Transaction Bonus Recipient Awards (as defined in Schedule 4.12(a)), together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on such amounts in this clause (b), (c) fifty percent (50%) of the Transfer Taxes, (d) fifty percent (50%) of the fees and expenses of the Escrow Agent as described in Section 1.06(c), (e) fifty percent (50%) of the fees and expenses of the Paying Agent as described in Section 1.06(f) and (f) the fees and expenses incurred in connection with obtaining the “tail” policies pursuant to Section 6.01. For the avoidance of doubt, in no event shall Transaction Expenses be deemed to include any fees or expenses that are expressly provided in this Agreement as the responsibility of Buyer, Merger Sub or their respective Affiliates (whether or not to be paid by the Company or any of its Subsidiaries after the Closing), including their own counsel and other advisor fees.

“Transaction Tax Deductions” means any amounts deductible by the Company, its Subsidiaries or any Consolidated Managed Practices for income Tax purposes in a Pre-Closing Tax Period at a “more likely than not” or higher level of confidence resulting from the transactions contemplated by this Agreement (including deductible amounts incurred by or on behalf of the

Company, its Subsidiaries or any Consolidated Managed Practices in connection with the repayment of Indebtedness, the payment of any bonus or similar payments in connection with the consummation of the transactions contemplated by this Agreement, the payment of Transaction Expenses, and the payment of any fees or other costs and expenses associated with the transactions contemplated by this Agreement), in each case, solely to the extent such amounts are economically borne by the Existing Holders.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger, the Profits Interest Redemption, the Preferred Redemption, the Common and Warrant Redemption, the payment of the Waud Blocker Deferred Compensation Amount, the payment of the Waud Deferred Compensation Amount, and the execution and delivery of and entry into the Company A&R LLC Agreement, the Intermediate A&R LLC Agreement and the Acquisition A&R LLC Agreement.

“Transfer Taxes” means all stamp, stock transfer, documentary, filing, value-added, transfer (including real property transfer or gains) tax, recording charge or other similar Tax, charge, or fee imposed on or required to be paid by Buyer, the Company, any Subsidiary of the Company or any Managed Practice as a result of or in connection with the Transactions.

“Treasury Regulation” means the regulations promulgated under the Code, as amended from time to time.

“Unpaid Income Tax Amount” means an amount (which shall not be less than zero (0) in the aggregate or in respect of any jurisdiction or any Tax Return) equal to the sum of all unpaid Income Taxes of the Company, any of its Subsidiaries and any Consolidated Managed Practice with respect to any Pre-Closing Tax Period beginning on or after January 1, 2024 (but subject to clause (g) below), calculated (a) in accordance with past practice of the Company, any of its Subsidiaries and any Consolidated Managed Practice, as applicable, (b) without regard to any Tax payments made after the Closing, (c) without regard to deferred Tax assets and liabilities, (d) by taking into account any known Tax refunds or overpayments (including estimated payments) of the Company, any of its Subsidiaries or any Consolidated Managed Practice to the extent such refunds or overpayments actually reduce a particular cash Tax Liability with respect to which such payments were made for such Pre-Closing Tax Period, (e) by taking into account any Transaction Tax Deductions to the fullest extent permitted by Law, and (f) by including in taxable income any adjustment under Section 481 of the Code (or any comparable provision of state, local or non-U.S. Law), including any adjustment or deduction arising as a result of the Transactions, and any prepaid amount or deferred revenue that would not otherwise be included in taxable income on or before the Closing Date and (g) by including all incremental Income Taxes, if any, that would be payable by the Company, any of its Subsidiaries and any Consolidated Managed Practice with respect to any Pre-Closing Tax Period, determined on a “with and without” basis by comparing (i) the Income Taxes of the Company and its Subsidiaries had the Company and its Subsidiaries not claimed any depreciation and amortization deductions as a result of an increase in the Tax basis in the assets of (A) CTGI Management, Inc. upon the acquisition of CTGI Management, Inc. by SAGA Management, Inc., a Subsidiary of the Company, and (B) AGA Management, Inc. (also known as AGA Management, LLC) upon the acquisition of AGA Management, Inc. (also known as AGA Management, LLC) by SAGA Management, Inc., a Subsidiary of the Company in such Pre-Closing Tax Periods and (ii) the Income Taxes of the Company, its Subsidiaries and

Consolidated Managed Practices if such depreciation and amortization deductions were taken into account for such Pre-Closing Tax Periods, provided that, for purposes of the adjustments in this clause (g), such adjustments shall be determined without regard to clause (a). For the avoidance of doubt, the amount included in clause (g) shall be zero (0) with respect to a Tax Return if the disallowance of such depreciation or amortization deductions on such Tax Return claiming such depreciation or amortization deductions would not create or increase Income Taxes that would be shown as due on such Tax Return.

“Unpaid Use Tax Amount” means an amount (which shall not be less than zero (0) in the aggregate or in respect of any jurisdiction or any Tax Return) equal to the sum of all unpaid use Taxes of the Company, any of its Subsidiaries and any Consolidated Managed Practice with respect to any Pre-Closing Tax Period identified as of the date hereof by the Company and Buyer, such as (a) any such use Taxes relating to the voluntary disclosure made by Texas Digestive Disease Consultants, PLLC with the State of Texas and (b) any similar use Taxes in other states, in each case, calculated (i) without regard to any Tax payments made after the Closing, (ii) without regard to deferred Tax assets and liabilities and (iii) by taking into account any known Tax refunds or overpayments (including estimated payments) of the Company, any of its Subsidiaries or any Consolidated Managed Practice to the extent such refunds or overpayments actually reduce a particular cash Tax Liability with respect to which such payments were made for such Pre-Closing Tax Period; provided, however, that Unpaid Use Tax Amount shall not include any amounts that are included in the definition of Net Working Capital.

“Warrant Units” means those Equity Interests of the Company that are designated as “Warrant Units” pursuant to, and issued under, the Existing Company LLC Agreement, as in effect on the date hereof.

“Waud Blocker” means Waud Capital Partners FIF IV, L.P., a Delaware limited partnership.

“Waud Blocker Deferred Compensation Amount” means, as of any time of determination, the amount payable by GIA Intermediate to Waud Blocker at such time pursuant to Section 3.01 of the Waud Blocker Rollover Agreement.

“Waud Blocker Rollover Agreement” means the Purchase and Rollover Agreement, dated as of August 17, 2022, by and among GIA Intermediate, the Company, Waud Blocker, AP Darwin Holdings, L.P., a Delaware limited partnership, and AP Darwin Holdings II, L.P., a Delaware limited partnership, and, solely for purposes of Article V and Article VI (other than Section 6.10) thereof, Waud Capital Partners Management IV, L.P., a Delaware limited partnership.

“Waud Deferred Compensation Amount” means, as of any time of determination, the amount payable by GIA Intermediate to Waud GI Alliance at such time pursuant to Section 3.01 of the Waud Rollover Agreement.

“Waud GI Alliance” means Waud GI Alliance Holdings, LLC, a Delaware limited liability company.

“Waud Holders” means, collectively, Waud GI Alliance and Waud Blocker.

“Waud Rollover Agreement” means the Repurchase and Rollover Agreement, dated as of August 17, 2022, by and among GIA Intermediate, the Company, Waud GI Alliance, AP Darwin Holdings, L.P., a Delaware limited partnership, and AP Darwin Holdings II, L.P., a Delaware limited partnership, and, solely for purposes of Article V and Article VI (other than Section 6.10) thereof, Waud Capital Partners Management IV, L.P., a Delaware limited partnership.

“Willful Breach” means a material breach of a covenant or agreement contained in this Agreement that is the consequence of an intentional act or an intentional omission by a Party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of such covenant or agreement, including for the avoidance of doubt, any failure by Buyer and Merger Sub to fund the Transactions or consummate the Transactions on the date the Closing should have occurred pursuant to Section 2.01.

The following terms shall have the meanings assigned to them in the respective Sections of this Agreement set forth below:

Section

280G Approval	Section 7.09
Accounting Firm	Section 1.07(b)
Acquisition A&R LLC Agreement	Section 5.07
Adjustment Escrow Account	Section 1.06(c)
Advisors	Section 5.06(d)
Agreement	Preamble
Apollo Support Agreement	Recitals
Business Associate Agreements	Section 4.18(e)(i)
Business IT Assets	Section 4.19(b)
Buyer	Preamble
Buyer Arrangements	Section 7.09
Buyer Plans	Section 6.02(b)
Cardinal Common Units	Section 1.04(a)(i)
Certificate of Merger	Section 1.02
Closing	Section 2.01
Closing Balance Sheet	Section 1.07(a)
Closing Date	Section 2.01
Closing Statement	Section 1.07(a)
Collective Bargaining Agreement	Section 4.09(a)(xxv)
Common and Warrant Redemption	Section 1.04(d)
Company	Preamble
Company 401(k) Plan	Section 6.02(d)
Company Documents	Section 4.03(a)
Company Employee	Section 6.02(a)
Company Registered Intellectual Property	Section 4.10(a)
Company Related Parties	Section 4.15
Company Returns	Section 7.01(b)
Confidentiality Agreement	Section 5.05
Covered Persons	Section 5.04(a)

Data Room	Section 6.03
Designated Courts	Section 11.11(a)
DFS Provisions	Section 11.06
Disputed Item	Section 1.07(b)
Disqualification Event	Section 4.22(c)
Effective Time	Section 1.02
End Date	Section 10.01(d)
Enforceability Exceptions	Section 3.02
Enforcement Costs	Section 10.03(b)
Escrow Excess Amount	Section 1.07(e)
Estimated Closing Balance Sheet	Section 1.05
Estimated Closing Cash	Section 1.05
Estimated Closing Indebtedness	Section 1.05
Estimated Closing Net Working Capital	Section 1.05
Estimated Closing Statement	Section 1.05
Estimated Transaction Expenses	Section 1.05
Existing Holders	Section 11.18(a)
Financial Statements	Section 4.05(a)
Holder Consent	Recitals
Insurance Policies	Section 0
Intermediate A&R LLC Agreement	Section 5.07
Investor Agreements	Section 5.08
Joinder and Payment Instruction Letter	Section 1.06(f)
Key Employee	Recitals
Key Employee Agreements	Recitals
Latest Balance Sheet	Section 4.05(a)
Letter of Transmittal	Section 1.06(f)
Majority Holders	Section 11.18(a)
Material Contracts	Section 4.09(a)(xxvii)
Material Permits	Section 4.17(a)
Merger	Recitals
Merger Sub	Preamble
New Managers	Section 1.03(d)
Non-Party Affiliates	Section 11.17
Notice of Disagreement	Section 1.07(b)
OIG	Section 4.18(a)
Other Representations	Section 11.16
Parties	Preamble
Party	Preamble
Pass-Through Tax Contests	Section 7.03(b)
Paying Agent Agreement	Section 1.06(f)
Payoff Letter	Section 1.06(e)
PHI	Section 4.18(e)
Pre-Closing Pass-Through Tax Contest	Section 7.03(b)
Preferred Redemption	Section 1.04(c)
Profits Interest Redemption	Section 1.04(b)

Push-Out Election	Section 7.03(a)
Released Amount	Section 1.10(b)
Relevant Persons	Section 4.21(a)
Representative	Preamble
Required Financial Information	Section 5.06(a)(iii)
Revolver Term Sheet	Section 5.10
Secretary	Section 1.02
Section 280G Waived Payments	Section 7.09
Settlement Date	Section 1.07(b)
Special Escrow Account	Section 1.06(c)
Straddle Period Pass-Through Tax Contest	Section 7.03(b)
Surviving Company	Section 1.01
Tax Contest Notice	Section 7.03(b)
Termination Fee	Section 10.03(a)
Transaction Documents	Section 11.03
Unaudited Financial Statements	Section 4.05(a)
WARN Act	Section 4.20(c)
Waud Support Agreement	Recitals

The following list identifies contents of schedules and similar attachments omitted pursuant to Instruction 4 to Item 1.01 of Form 8-K or Item 601(a)(5) of Regulation S-K, as applicable, from the copy of the Agreement and Plan of Merger, dated November 11, 2024, among Cardinal Health, Inc., Cure Acquisitionco, LLC, The GI Alliance Holdings, LLC, and The Representative Named Therein (the “Agreement”) contained in this Exhibit 2.1 (capitalized terms in this list have the respective meanings ascribed to them in the Agreement):

Company Disclosure Schedule

Schedule A-1	Common Units
Schedule A-2	Indebtedness Items
Section 2.02(b)(x)	Indebtedness
Schedule 4.02(a)	Entities
Schedule 4.03(c)	Notices or Consents
Schedule 4.04(a)	Capitalization
Schedule 4.04(b)	Common Units
Schedule 4.04(c)	Profits Interest Units
Schedule 4.05(a)	Financial Statements
Schedule 4.05(b)(iv)	Undisclosed Liabilities
Schedule 4.05(c)	Promissory Notes
Schedule 4.06	No Material Adverse Change
Schedule 4.07(a)	Title to Properties
Schedule 4.07(b)	Title to Properties
Schedule 4.07(c)	Leases
Schedule 4.07(d)	Owned Real Property
Schedule 4.08	Tax Matters
Schedule 4.09(a)	Contracts and Commitments
Schedule 4.10	Intellectual Property
Schedule 4.11	Litigation
Schedule 4.12	Benefit Plans
Schedule 4.13(a)	Insurance
Schedule 4.15	Affiliate Transactions
Schedule 4.17	Permits; Compliance with Laws
Schedule 4.18	Healthcare Law Matters
Schedule 4.19(a)	Privacy and Security
Schedule 4.19(b)	Privacy and Security
Schedule 4.20(b)	Employees
Schedule 4.20(c)	Employees
Schedule 5.01(a)	Competition Laws
Schedule 5.02	Conduct of the Business
Schedule 5.08	Termination of Investor Agreements
Schedule 5.11	Services Agreement
Schedule 5.12	Other Agreements
Annex 4.04(a)	Capitalization Table
Annex 4.12(a)	Management Bonus Schedule